Micromuse Inc.



Letter to Shareholders

Notice of 2005 Annual Meeting and Proxy Statement

Fiscal 2004 Annual Report to Stockholders & Consolidated Financial Statements

MICROMUSE™
NETCOOL® SOLUTIONS

FINANCIAL HIGHLIGHTS

(in thousands, except per share data)

Period Ended	Fiscal Quarter ended September 30, 2004	Fiscal Quarter ended June 30, 2004	Fiscal Quarter ended March 31, 2004	Fiscal Quarter ended December 31, 2003	Fiscal Year ended September 30, 2004	Fiscal Year ended September 30, 2003
Revenue	36,278	34,825	38,285	37,189	146,577	126,151
Net Income (Loss)	4,927	(2,486)	559	1,388	4,388	(1,782)
Basic Earnings Per Share	0.06	(0.03)	0.01	0.02	0.06	(0.02)
Dilluted Earnings Per Share	0.06	(0.03)	0.01	0.02	0.05	(0.02)
Cash and Investments	193,574	191,464	195,173	187,541	193,574	190,110
Total Assets	284,353	291,971	288,227	282,265	284,353	277,687
Stockholders' Equity	209,267	207,374	207,041	206,076	209,267	203,756

> Revenue increased 16% in fiscal 2004.
> Net income for fiscal 2004 was $4.4 million vs. a net loss of $1.7 million for fiscal 2003.
> Cash position remains strong, with over $193 million in cash and investments at the end of fiscal 2004.
> We remain debt free.

Financial Charts - Fiscal 2004 Quarterly Analysis

REVENUE



40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
Q1
Q2
Q3
Q4

numbers are in thousands of dollars

NET INCOME (Loss)



5,000
4,000
3,000
2,000
1,000
0
- 1,000
- 2,000
- 3,000
Q1
Q2
Q4

numbers are in thousands of dollars

December 20, 2004
San Francisco, California

To Our Shareholders:

Fiscal 2004 represented a year of growth and progress for Micromuse. We achieved improved financial performance over 2003 while making key organizational changes to align the business for the future. Given our focused go-to-market strategy, product and market leadership, global reach, and increasingly entrenched relationships with our customers and partners, we believe we have uniquely positioned Micromuse for success. The improving service provider market, emergence of Business Service Management as an important driver in the enterprise space, and increasing momentum of new growth markets – including VoIP, security, and wireless – all bode well for Micromuse.

Technological innovation continues to be a hallmark and a priority for our Company, as it enables us to maintain market leadership and generate new revenue streams. During fiscal 2004, we sustained our leadership in consolidations operations management with a major release of our core OMNIbus platform. We also broadened our application management and transaction assurance capabilities through significant extensions to our Netcool/Monitors product family. Finally, we launched our Netcool/Portal Premium and Netcool/Realtime Active Dashboard products, which jointly extend our leadership in service, process, and business service management.

During fiscal 2004, Micromuse continued to receive recognition from industry pundits for technology leadership and innovation. For example, beyond the recognition from Gartner Group that the Company has already received for IT leadership and event management, in March 2004 Gartner recognized our product performance and competitive position in its updated Magic Quadrant for IT Security Management. The report highlighted Micromuse's progress in both "Ability to Execute" and "Completeness of Vision" since the publication of the last Magic Quadrant.

Micromuse's customers and partners remain at the center of our strategy. In everything we do, from product development and delivery to customer support, we focus intently on the needs of our customers. In fiscal 2004, we enjoyed a 91% repeat business rate, comprised of both maintenance renewals and new license purchases among our highly satisfied customers. During the same period, we added over 130 new customers, bringing total customers sold to approximately 1,780. By the end of the year, the installed base for Netcool products included all 20 of the world's 20 largest carriers* and 14 of the top 20 Fortune 500 companies.** We also strengthened our relationships with strategic global partners, such as Accenture, Alcatel, and IBM Global Services, who have enabled us to win some of our largest and most strategic deals and continue to bring us into new verticals, geographic markets, and accounts. In addition, our relationship with Cisco continues to be strong and the roadmap for Cisco's branded version of the Netcool product suite, Cisco Info Center, is very healthy.

---

* *Based on CY2003 revenue (Source: Fortune Global 500)*
***Based on CY2003 revenue (Source: Fortune 500)*

Fiscal 2004 Performance

In fiscal 2004, Micromuse showed solid performance across all key financial and operational metrics. Revenue for fiscal 2004 increased by $20.4 million, or 16% compared to fiscal 2003. Fiscal 2004 net income on a generally accepted accounting principles (GAAP) basis was $4.4 million, compared to a net loss for fiscal 2003 of $1.8 million. GAAP earnings per share on a fully diluted basis was $0.05, compared to net loss per share of $0.02 for fiscal 2003. Deferred revenue of $43.9 million at the end of fiscal 2004 was higher than at the end of fiscal 2003, and the balance of cash and cash equivalents was also higher at the end of fiscal 2004 than the prior year-end.

During fiscal 2004, Micromuse had one challenging quarter – Q3 – in which we were impacted by the general economic malaise that affected many software companies. Yet fiscal 2004 as a whole was marked by solid performance. The year-over-year increase in revenue of approximately 16% during fiscal 2004 represented the first year of revenue growth since fiscal 2001. Our revenue growth is a result of a gradual economic recovery, a return to stability in the telecommunications sector, and growth in certain international markets.

We also maintained our healthy and conservative balance sheet, and established a two-million share repurchase program. At the end of fiscal 2004, cash, cash equivalents and investments totaled approximately $193.6 million, and we remain debt free. During this same period, we repurchased approximately $4.5 million or one million shares of our stock at an average purchase price of $4.45.

We routinely evaluate the most effective use of our cash. Our Board of Directors considers both future growth opportunities for Micromuse, as well as the requirement to provide an attractive return on investment to shareholders, in this evaluation. Today, we believe the share repurchase program, along with opportunistic strategic investments and a strong cash balance, to be in the best interest of shareholders.

Aligning the Business for Future Growth

During fiscal 2004, we implemented a refreshed go-to-market strategy to position the Company for the next wave of growth in our industry. We embarked on a plan to grow from traditional consolidated operations management, where we have dominance today, to a new management opportunity around business service management, a market in which no clear leader exists, and where we have already shown our ability to execute.

Approximately 30% of our sales force and 40% of our product organizations were redeployed as we realigned the sales and product organizations around future growth opportunities. The sales organization, which previously had been geographically focused, was realigned along focused target market solutions: service provider, enterprise, and government sectors. The customers in these markets manage the largest and most challenging infrastructures in the world, and understand that their infrastructures are core to their business. Our strategy maps perfectly to these markets because our software is designed to manage large, complex, mission-critical infrastructures, and we believe we are years ahead of the competition in terms of providing the scalability and flexibility required for these deployments.

In our product development organization, historically, our resources were primarily focused on consolidated operations and domain-specific management. As part of our product organization realignment in fiscal 2004, we rebalanced technology investment across key investment areas: core network and consolidations management solution, business service management, and packaged solutions, including security, wireless, and VoIP, which are key growth areas for Micromuse.

Looking Ahead

We made significant progress against the three corporate initiatives we established last year, and we are continuing with these initiatives in fiscal 2005:

1) We will continue to drive seamless integration and shared functionality across the Netcool suite, including acquired technology from RiverSoft, Lumos Technologies, and Network Harmoni. In fiscal 2005, we will roll out the common GUI, common installer and common user management system, which we developed in fiscal 2004. This tightly integrated platform was built to enhance customer experience and loyalty, expand our offerings more rapidly, and improve productivity across the organization. This initiative supports our continuing drive to be the single effective management user interface for our customers.

2) We will continue to expand the training, certification, and knowledge infrastructure available to our employees, partners, and customers. By ensuring that our Company's training programs and internal knowledge systems are world class, we can retain our competitive edge and sustain our role as "trusted advisor" to our customers.

3) We will grow our strategic channel partner relationships in each geographic sales region. We have already elevated the performance level and consistency of contribution across our valued partners, and have an unparalleled partner program. We continue to work on strengthening key partner relationships around the globe, to ensure that indirect contribution to the Company's revenue performance remains strong as we move forward.

We are extremely enthusiastic about the exciting possibilities that lie ahead. Thank you for your continued support.



Lloyd A. Carney
Chairman of the Board & Chief Executive Officer

MICROMUSE
NETCOOL® SOLUTIONS

MICROMUSE INC.
139 Townsend Street
San Francisco, CA 94107

December 20, 2004

Dear Micromuse Stockholder:

We cordially invite you to attend the Annual Meeting of Stockholders of Micromuse Inc., which will be held at the Palace Hotel, 2 New Montgomery Street, San Francisco, California 94105 on Thursday, February 3, 2005, at 10:00 a.m., Pacific Standard Time.

Details of the business to be conducted at the Annual Meeting are given in the attached Proxy Statement and Notice of Annual Meeting of Stockholders.

On behalf of the Board of Directors, I would like to express our appreciation for your continued interest in the affairs of the Company. We look forward to seeing you at the Annual Meeting.

Sincerely,

Lloyd A. Carney
Chairman of the Board and
Chief Executive Officer

Proxy

MICROMUSE INC.

139 Townsend Street
San Francisco, California 94107

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
To be held February 3, 2005

The Annual Meeting of Stockholders (the "Annual Meeting") of Micromuse Inc. (the "Company") will be held at the Palace Hotel, 2 New Montgomery Street, San Francisco, California 94105, on Thursday, February 3, 2005, at 10:00 a.m., Pacific Standard Time, for the following purposes:

1. To elect two directors of the Board of Directors to serve until the Annual Meeting in 2007 following the fiscal year ended September 30, 2006, or until their successors have been duly elected and qualified;

2. To ratify the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2005; and

3. To transact such other business as may properly come before the Annual Meeting or any adjournment or postponement thereof.

The foregoing items of business are more fully described in the Proxy Statement accompanying this Notice. Only stockholders of record at the close of business on December 10, 2004, are entitled to notice of, and to vote at, the Annual Meeting and at any adjournments or postponements thereof. A list of such stockholders will be available for inspection at the Company's principal executive offices located at 139 Townsend Street, San Francisco, CA 94107 during ordinary business hours for the ten-day period prior to the Annual Meeting.

Proxy

BY ORDER OF THE BOARD OF DIRECTORS,

LLOYD A. CARNEY
Chairman of the Board and Chief Executive Officer

San Francisco, California
December 20, 2004

IMPORTANT

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE VOTE BY PHONE OR USING THE INTERNET AS DESCRIBED IN THE ACCOMPANYING PROXY STATEMENT OR COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED ENVELOPE. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING. IF YOU DECIDE TO ATTEND THE ANNUAL MEETING AND WISH TO CHANGE YOUR PROXY VOTE, YOU MAY DO SO AUTOMATICALLY BY VOTING IN PERSON AT THE MEETING.

TABLE OF CONTENTS

The Compensation Committee Report, the Audit Committee Report, references to the independence of directors, and the Stock Performance Graph are not deemed to be "soliciting material" or "filed" with the Securities and Exchange Commission, are not subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and shall not be deemed incorporated by reference into any of the filings previously made or made in the future by Micromuse under the Exchange Act or the Securities Act of 1933, as amended (except to the extent Micromuse specifically incorporates any such information into a document that is filed).

MICROMUSE™
NETCOOL® SOLUTIONS

139 Townsend Street
San Francisco, California 94107

PROXY STATEMENT
FOR THE ANNUAL MEETING OF STOCKHOLDERS
To be held on February 3, 2005

GENERAL INFORMATION

The enclosed proxy is solicited on behalf of the Board of Directors of Micromuse Inc., a Delaware corporation ("Micromuse" or the "Company"), for use at the Annual Meeting of Stockholders (the "Annual Meeting") to be held at the Palace Hotel, 2 New Montgomery Street, San Francisco, California 94105, on Thursday, February 3, 2005, at 10:00 a.m., Pacific Standard Time and at any adjournment or postponement of the Annual Meeting. These proxy solicitation materials were first mailed on or about December 27, 2004, to all stockholders entitled to vote at the Annual Meeting.

Proxy

PURPOSE OF MEETING

The specific proposals to be considered and acted upon at the Annual Meeting are summarized in the accompanying Notice of Annual Meeting of Stockholders. Each proposal is described in more detail in this Proxy Statement.

VOTING RIGHTS AND SOLICITATION OF PROXIES

The Company's Common Stock is the only type of security entitled to vote at the Annual Meeting. On December 10, 2004, the record date for determination of stockholders entitled to vote at the Annual Meeting, there were 78,729,750 shares of Common Stock outstanding. Each stockholder of record on December 10, 2004, is entitled to one vote for each share of Common Stock held by such stockholder on such date. All votes will be tabulated by the inspector of elections appointed for the meeting, who will separately tabulate affirmative and negative votes, abstentions and broker non-votes.

Quorum Required

The Company's Bylaws provide that the holders of a majority of the Company's Common Stock issued and outstanding and entitled to vote at the Annual Meeting, present in person or represented by proxy, shall constitute a quorum for the transaction of business at the Annual Meeting. Abstentions and broker non-votes will be counted as present for the purpose of determining the presence of a quorum.

Votes Required

Proposal 1. Directors are elected by a plurality of the affirmative votes cast by those shares present in person or represented by proxy and entitled to vote at the Annual Meeting. The two nominees for director receiving the highest number of affirmative votes will be elected. Abstentions and broker non-votes will not be counted towards a nominee's total. Stockholders may not cumulate votes in the election of directors.

Proposal 2. Ratification of the appointment of KPMG LLP as the Company's independent registered public accounting firm for the fiscal year ending September 30, 2005, requires the affirmative vote of a majority of those shares present, in person or represented by proxy, and entitled to vote at the Annual Meeting. Abstentions are not affirmative votes and, therefore, will have the same effect as a vote against the proposal. Broker non-votes will not be treated as entitled to vote on the matter and thus, will not affect the outcome of the voting on the proposal.

Proxies for Stockholders of Record

If your shares are registered directly in your name with Micromuse's transfer agent, you are a stockholder of record with respect to those shares, and a proxy card accompanies this Proxy Statement sent to you. You may vote your shares by mailing a completed and signed proxy card in the envelope provided with the proxy card. In addition, as a stockholder of record, you may use the control number and instructions printed on your proxy card to vote:

- by Internet, at www.eproxy.com/muse, or
- by using the touch-tone telephone number 1-800-435-6710.

Whether or not you are able to attend the Annual Meeting, you are urged to vote your shares by completing and returning the enclosed proxy card or voting by Internet or telephone as indicated above. Your shares will be voted as you direct on your proxy card when properly completed. In the event no directions are specified, such proxies will be voted FOR the Nominees of the Board of Directors (as set forth in Proposal No. 1) and FOR Proposal No. 2, and in the discretion of the proxy holder as to other matters that may properly come before the Annual Meeting.

You may also revoke or change your proxy at any time before the Annual Meeting. To do this, send a written notice of revocation or another signed proxy card with a later date to the Secretary of the Company at the Company's principal executive offices before the beginning of the Annual Meeting. You may also automatically revoke your proxy by attending the Annual Meeting and voting in person. All shares represented by a valid proxy received prior to the Annual Meeting will be voted.

Voting Instructions for Beneficial Owners

If your Micromuse shares are held by a stockbroker, bank or other nominee rather than directly in your own name, you are considered a beneficial owner and not a stockholder of record. If you are a beneficial owner, your broker or other nominee has enclosed a voting instruction form which you may complete and return by mail to direct the nominee how to vote your shares. Most nominees also make Internet or telephone voting procedures available to their beneficial owners. Please consult your voting instruction form for the specific procedures available.

Solicitation of Proxies

The cost of soliciting proxies, including the preparation, assembly, printing, and mailing of this Proxy Statement, the proxy card, and any additional soliciting material furnished to stockholders will be borne by the Company. The Company may retain and pay for the services of a proxy solicitor, plus its out-of-pocket expenses. In addition, the Company may reimburse brokerage houses and other persons representing beneficial owners of shares for their expenses in forwarding solicitation materials to such beneficial owners. The Company will furnish copies of solicitation material to such brokerage houses and other representatives. Proxies may also be solicited by certain of the Company's directors, officers and employees, without additional compensation, personally or by telephone, telecopy or telegram. Except as described above, the Company does not presently intend to solicit proxies other than by mail.

PROPOSAL NO. 1—ELECTION OF DIRECTORS

Director Nominees

The Company's Certificate of Incorporation provides for a classified Board of Directors, with the terms of office of each of the two classes of directors ending in successive years. The authorized number of directors on the Board immediately prior to the Annual Meeting will be five. At the Annual Meeting, two directors are to be elected as Class I directors, to serve until the Company's Annual Meeting in 2007 following the fiscal year ending September 30, 2006, or until their successors are elected and qualified.

The individuals who are nominated for election to the Board of Directors (the "Nominees") and related biographical information are set forth below. The Nominating and Corporate Governance Committee has recommended the nominees set forth below for election as directors at the Annual Meeting, and the Board of Directors approved that recommendation.

Each Nominee for election has agreed to serve if elected, and management has no reason to believe that any Nominee will be unavailable to serve. In the event any Nominee is unable or declines to serve as a director at the time of the Annual Meeting, the proxies will be voted for any nominee who may be designated by the present Board of Directors to fill the vacancy. Unless otherwise instructed, the proxy holders will vote the proxies received by them FOR the Nominees named below. The two Nominees receiving the highest number of affirmative votes of the shares represented and voting on this proposal at the Annual Meeting will be elected directors of the Company.

Nominees	Age	Year First Elected Director	Positions & Offices Held with the Company
Lloyd A. Carney	42	2003	Chairman and Chief Executive Officer
David C. Schwab (1)	47	1996	Director

(1) Member of Audit Committee, Nominating and Corporate Governance Committee and Compensation Committee.

Lloyd A. Carney, age 42, joined Micromuse as Chairman of the Board and Chief Executive Officer effective July 28, 2003. From January 2002 until joining Micromuse, Mr. Carney served as Executive Vice President of Operations of Juniper Networks, Inc. and oversaw a broad range of business operations including the sales, marketing, engineering, manufacturing, and customer service organizations. Before joining Juniper Networks, he served as the President of the Core IP Division of Nortel Networks (a division focused on delivering internet and next generation networking solutions) from May 2001 until September 2001. From March 2000 until May 2001, Mr. Carney served as President of the Wireless Internet Division of Nortel Networks (a carrier-focused multi-billion dollar business unit delivering advanced wireless technologies to the marketplace). From June 1997 until March 2000 he served as President of the Enterprise Data Division of Nortel Networks (a multi-billion dollar voice and data services business unit). A twenty-year veteran of the networking industry, Mr. Carney has held managerial and engineering roles at Bay Networks, Data General, Prime Computer, Proteon, and Radio Corporation of America (RCA). He holds a B.S. degree in electrical engineering from Wentworth Institute and an M.B.A. from Lesley College.

David C. Schwab, age 47, has been a director of Micromuse since December 1996 and a general partner with the venture capital firm of Sierra Ventures since November 1996. From January 1, 2003, until Mr. Carney's appointment on July 28, 2003, Mr. Schwab served as Chairman of the Micromuse Board of Directors. He currently serves as the Board's lead independent director. Prior to joining Sierra Ventures, Mr. Schwab co-founded Scopus Technology, Inc., a client-server software systems company, at which he served in various senior capacities from August 1991 to June 1996, most recently as Vice President of Sales. Mr. Schwab received his B.A. in Systems Engineering from University of California San Diego, an M.S. and ENG. in Aerospace Engineering from Stanford University, and an M.B.A. from Harvard Business School.

Continuing Directors

Set forth below is information regarding the continuing Class II directors of the Company, including their ages, the period during which each has served as a director, and information furnished by them as to principal occupations and directorships held by them in corporations whose shares are publicly registered. Their terms as Class II directors are scheduled to end at the Company's Annual Meeting in 2006 following the fiscal year ending September 30, 2005.

John C. Bolger, age 58, was nominated in April of 2004 to stand for election at the 2004 Annual Meeting. Mr. Bolger has been a private investor for the past ten years and is the retired Vice President of Finance and Administration of Cisco Systems, Inc. a manufacturer of computer networking systems. Mr. Bolger is a director and member of the audit committees of the following companies: Cogent, Inc., a biometrics systems company, Sanmina-SCI Corporation (Mr. Bolger will be retiring from the Sanmina-SCI board, effective at the end of January 2005) a contract assembly manufacturer, Wind River Systems, Inc. a software company, Integrated Device Technology, Inc., a semiconductor manufacturer and Mission West Properties, Inc., a real estate investment trust. Mr. Bolger is a certified public accountant. Mr. Bolger holds a B.A. degree in English Literature from the University of Massachusetts and a M.B.A. from Harvard University.

Michael E. W. Jackson, age 54, has been a director of Micromuse since July 1998. Mr. Jackson has also been a director of the Company's subsidiary Micromuse Limited (formerly Micromuse plc) since March 1994. Mr. Jackson has been Chairman of Elderstreet Investments LTD, a venture capital and investment house since 1990. Mr. Jackson has also served as a director of Sage Group plc, a publicly traded UK based accounting software company, since July 1984 and as non-executive chairman since September 1997. Since January 1998 Mr. Jackson has also served as Chairman of UK based publicly traded Planit plc and is on the boards of several private companies. Mr. Jackson was trained and employed as a Chartered Accountant at Coopers & Lybrand and received his LLB in Law from Cambridge University.

Kathleen Wallman, age 47, has been a director of Micromuse since May 1999. Ms. Wallman is currently a Visiting Research Professor at Georgetown University's Graduate School of Arts and Sciences. Ms. Wallman held several senior positions at the FCC and in the White House from 1994 until November 1997, serving as Chief of the Common Carrier Bureau at the FCC and as Deputy Assistant to the President for Economic Policy and Counselor and Chief of Staff of the National Economic Council. Ms. Wallman currently provides strategic advice in the areas of telecommunications, information technology, and communications infrastructure issues. Prior to joining the administration, she was a partner at the Washington D.C.-based law firm of Arnold & Porter. Ms. Wallman received her B.A. from the Catholic University of America where she was graduated in 1979 summa cum laude, Phi Beta Kappa. She earned a J.D. from Georgetown University Law Center, graduating in 1984 magna cum laude, and at the same time, a M.S. from Georgetown's Walsh School of Foreign Service, graduating with honors.

Board of Directors Meetings

During the fiscal year ended September 30, 2004, the Board of Directors held 8 meetings. Each of the directors participated in all meetings of the Board.

Committee Membership

Micromuse has three standing committees of the Board of Directors: the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee. The membership of these committees is as follows:

Director Name and Positions	Audit Committee	Nominating and Corporate Governance Committee	Compensation Committee
John C. Bolger (Director)	Chair	—	—
Lloyd A. Carney (Chairman and Chief Executive Officer)	—	—	—
Michael E.W. Jackson (Director)	X	X	X
David C. Schwab (Lead Director)	X	X	Chair
Kathleen Wallman (Director)	X	Chair	X

The Compensation Committee also had a sub-committee during the 2004 fiscal year, referred to as the Stock Option Committee, that consisted of Mr. Carney and that had authority to make option grants to non-officer employees and consultants as described below under "Compensation Committee."

Director Independence and Executive Sessions

The Board of Directors has determined in December 2004 that each of the four incumbent non-management directors, John C. Bolger, Michael E.W. Jackson, David C. Schwab, and Kathleen Wallman, is an independent director as defined in revised Rule 4200 of the Nasdaq listing standards. Therefore, a majority of the Company's Board of Directors will be independent as so defined as of the date of the Annual Meeting, assuming the Nominees for director are elected and the absence of circumstances beyond the Company's control that would adversely affect the determination.

The foregoing independence determination of the Board of Directors also included the conclusions of the Board of Directors that each of the members of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee listed above is respectively:

- independent for purposes of membership on the Audit Committee under Rule 4350(d) of the Nasdaq listing standards, that includes the independence requirements of Rule 4200 and additional independence requirements under SEC Rule 10A-3(b);
- independent under the Nasdaq listing standards for purposes of membership on the Nominating and Corporate Governance Committee; and
- independent under the Nasdaq listing standards for purposes of membership on the Compensation Committee.

Mr. Schwab is currently serving as the "lead" independent director for purposes of scheduling and setting the agenda for the executive sessions of the independent directors. Independent directors met in executive session at least once per quarter in fiscal year 2004, and it is contemplated that these executive sessions will occur at least twice during the fiscal year ending September 30, 2005, in conjunction with regularly scheduled board or audit committee meetings, in addition to the separate meetings of the standing committees of the Board of Directors.

Audit Committee

Meetings. During the fiscal year ended September 30, 2004, the Audit Committee held 18 meetings. Each of this committee's members participated in all meetings of the committee.

Charter and Purposes. The charter of the Audit Committee is available on the Company's website as described below under "Website Information on Corporate Governance" and has not been amended since its inclusion in the proxy statement mailed for our last annual meeting held in June 2004. The primary purposes of this committee are to oversee on behalf of the company's board of directors: (1) the accounting and financial reporting processes of the company and integrity of the Company's financial statements, (2) the audits of the Company's financial statements and appointment, compensation, qualifications, independence and performance of the Company's independent registered public accounting firm, (3) the Company's compliance with legal and regulatory requirements, and (4) the Company's internal control over financial reporting.

Members. The Board of Directors has determined that the members of this committee are independent as described above under "Director Independence and Executive Sessions." The Board of Directors has also determined in December 2004 that all of the members of the Audit Committee meet the requirement of the Nasdaq listing standards that each member be able to read and understand fundamental financial statements, including a company's balance sheet, income statement, and cash flow statement. Additionally, the Board of Directors has determined that Messrs. Bolger and Jackson meet the requirement of the Nasdaq listing standards that at least one member of the committee has past employment experience in finance or accounting, requisite professional certification in accounting, or other comparable experience or background which results in the individual's financial sophistication.

Audit Committee Financial Expert. The Board of Directors has determined that Mr. Bolger meets the definition of an "audit committee financial expert" as defined in SEC Regulation S-K Item 401(h).

Nominating and Corporate Governance Committee and Director Nomination Process

Meetings. During the fiscal year ended September 30, 2004, the Nominating and Corporate Governance Committee met one time. Each of this committee's members participated in this meeting of the committee.

Charter and Purposes. This committee has a charter that is available on the Company's website as described below under "Website Information on Corporate Governance." The primary purposes of the committee are to (a) recommend to the board of directors the individuals qualified to serve on the Company's board of directors for election by stockholders at each annual meeting of stockholders and to fill vacancies on the board of directors, (b) implement the board's criteria for selecting new directors, (c) develop, recommend to the board, and assess corporate governance policies for the Company, and (d) oversee the evaluation of the board.

Members. The Board of Directors has determined that the members of this committee are independent as described above under "Director Independence."

Director Nominations Made by Stockholders. As previously stated in the Company's annual meeting proxy statements, this committee will consider nominations timely made by stockholders pursuant to the requirements of the Company's Bylaws referred to in the "Stockholder Proposals" section near the end of the past proxy statements and this Proxy Statement. This committee has not formally adopted any specific elements of this policy, such as minimum specific qualifications or specific qualities or skills that must be possessed by qualified nominees, beyond the committee's willingness to consider candidates proposed by stockholders.

Procedure for Stockholders to Nominate Directors. Any stockholder who intends to present a director nomination proposal for consideration at the 2006 Annual Meeting and intends to have that proposal included in the proxy statement and related materials for the 2006 Annual Meeting, must deliver a written copy of the proposal to the Company's principal executive offices no later than the deadline, and in accordance with the notice procedures specified under "Stockholder Proposals for the Annual Meeting in 2006" in this Proxy Statement and in accordance with the applicable requirements of SEC Rule 14a-8.

If a stockholder does not comply with the foregoing Rule 14a-8 procedures, the stockholder may use the procedures set forth in the Company's Bylaws, although the Company would in the latter case not be required to include the nomination proposal as a proposal in the proxy statement and proxy card mailed to stockholders. For stockholder nominations of directors to be properly brought before an annual meeting by a stockholder pursuant to the Company's Bylaws, the stockholder must have given timely notice thereof in writing to the Secretary of the Company. To be timely, a stockholder's notice must be delivered to the Secretary at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the first anniversary of the preceding year's annual meeting; provided, however, that in the event that the date of the annual meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the stockholder to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the day on which public announcement of the date of such meeting is first made.

The stockholder's notice referred to above must set forth (i) as to each person whom the stockholder proposes to nominate for election or reelection as a director, all information relating to such person that is required to be disclosed in solicitations of proxies for election of directors, or is otherwise required, in each case pursuant to Regulation 14A under the Exchange Act (including such person's written consent to being named in the proxy statement as a nominee and to serving as a director if elected); and (ii) as to the stockholder giving the notice and the beneficial owner, if any, on whose behalf the nomination or proposal is made (a) the name and address of such stockholder, as they appear on the Company's books, and of such beneficial owner and (b) the class and number of shares of the Company's stock which are owned beneficially and of record by such stockholder and such beneficial owner.

Notwithstanding the foregoing, in the event that the number of directors to be elected to the Board of Directors is increased and there is no public announcement naming all of the nominees for director or specifying the size of the increased Board of Directors made by the Company at least 70 days prior to the first anniversary of the preceding year's annual meeting, a stockholder's notice required by the Company's Bylaws shall also be considered timely, but only with respect to nominees for any new positions created by such increase, if it shall be delivered to the Secretary at the principal executive offices of the Company not later than the close of business on the 10th day following the day on which such public announcement is first made by the Company. A "public announcement" means for this purpose disclosure in a press release reported by the Dow Jones News Service, Associated Press or a comparable national news service or in a document publicly filed by the Company with the SEC pursuant to Section 13, 14 or 15(d) of the Exchange Act. A stockholder must also comply with all applicable requirements of the Exchange Act and SEC regulations.

Process for Identifying Director Candidates. The committee's current process for identifying and evaluating nominees for director consists of general periodic evaluations of the size and composition of the Board of Directors with a goal of maintaining continuity of appropriate industry expertise and knowledge of the Company. The committee does not expect that there would be any differences in the manner in which the committee evaluates nominees for director based on whether the nominee is recommended by a stockholder.

Source of Recommendation for Nominees. The nominees for director included in this Proxy Statement have been formally recommended by the incumbent independent directors who serve on the Nominating and Corporate Governance Committee (the members of which include one of the nominees). In early calendar year 2004 Micromuse used the services of Heidrick & Struggles to assist in identifying and evaluating potential nominees and paid a fee of $100,000 for such assistance, which resulted in Mr. Bolger's candidacy for nomination and election at the annual meeting in June 2004.

Past Nominations from More Than 5% Stockholders. Under SEC rules (assuming consent to disclosure is given by the proponents and nominee), Micromuse must disclose any nominations for director made by any person or group beneficially owning more than 5% of Micromuse's outstanding common stock by the date that was 120 calendar days before the anniversary of the date on which its proxy statement was sent to its stockholders in connection with the previous year's annual meeting. Micromuse did not receive any such nominations.

Compensation Committee

Meetings. During the fiscal year ended September 30, 2004, the Compensation Committee acted by written consent on 12 occasions and met in conjunction with the full Board of Directors on 8 occasions. Each of the members of this committee attended all of these meetings.

Charter and Purposes. This committee has a charter that is available on the Company's website as described below under "Website Information on Corporate Governance." The primary purposes of the committee are to (1) determine and otherwise discharge the responsibilities of the board of directors relating to the compensation of the Company's executive officers, (2) evaluate the performance of the Company's executive officers and assess management succession planning, (3) recommend to the Board of Directors the cash and non-cash compensation policies for the non-employee directors, and (4) exercise the authority of the Board of Directors with respect to the administration of the Company's stock-based and other incentive compensation plans.

Members. The Board of Directors has determined that the members of this committee are independent as described above under "Director Independence."

Stock Option Sub-Committee. During the fiscal year ended September 30, 2004, the Stock Option Sub-Committee of the Compensation Committee acted by written consent in making grants to non-executive employees. During fiscal 2004, the Stock Option Committee consisted of Mr. Carney and has authority to make option grants to non-officer employees and consultants for up to 40,000 shares per individual and 25% of the shares authorized for issuance as options per quarter on terms determined to promote alignment of employee and shareholder interests and employee retention. The Stock Option Sub-Committee provides detailed reports of its stock grant activity to the Compensation Committee and the Board on at least a quarterly basis.

Stockholder Communications to the Board of Directors

Any record or beneficial owner of the Company's common stock who has concerns about accounting, internal accounting controls, or auditing matters relating to Micromuse may contact the Audit Committee directly. Any record or beneficial owner of our stock who wishes to communicate with the Board of Directors on any other matters should also contact the Audit Committee. The Audit Committee has undertaken on behalf of the Board of Directors to be the recipient of communications from stockholders relating to Micromuse. If particular communications are directed to the full board, independent directors as a group, or individual directors, the Audit Committee will route these communications to the appropriate directors or committees so long as the intended recipients are clearly stated.

Communications intended to be anonymous may be made by calling the National Hotline Service at 1-800-826-6762 and identifying yourself as a Micromuse stockholder intending to communicate with the Audit Committee (this third party service undertakes to forward the communications to Audit Committee if so requested, assuming the intended recipient is clearly stated). You may also send communications intended to be anonymous by mail, without indicating your name or address, to Micromuse Inc., 139 Townsend Street — 5th floor, San Francisco, CA, USA 94107, Attention: Chairman of the Audit Committee. Communications not intended to be made anonymously may be made by calling the hotline number or by mail to that address, including whatever identifying or other information you wish to communicate.

Communications from employees or agents of Micromuse will not be treated as communications from our stockholders unless the employee or agent clearly indicates that the communication is made solely in the person's capacity as a stockholder.

Stockholder proposals intended to be presented at a meeting of stockholders by inclusion in the Company's proxy statement under SEC Rule 14a-8 or in compliance with the Company's Bylaws are subject to specific notice and other requirements referred to under "Stockholder Proposals for the Annual Meeting in

2006" and in applicable SEC rules and the Company's Bylaws. The communications process for stockholders described above does not modify or relieve any requirements for stockholder proposals intended to be presented at a meeting of stockholders. If you wish to make a stockholder proposal to be presented at a meeting of stockholders, you may not communicate such proposals anonymously and may not use the hotline number or Audit Committee communication process described above in lieu of following the notice and other requirements that apply to stockholder proposals intended to be presented at a meeting of stockholders.

Micromuse encourages its directors to attend its annual meetings but has not adopted a formal policy requiring this attendance. At our annual meeting on June 23, 2004, all directors attended the meeting.

Website Information on Corporate Governance

The principal corporate governance requirements of the Nasdaq listing standards as implemented by Micromuse are:

- affirmative determination by the Board of Directors that a majority of the directors is independent;
- regularly scheduled executive sessions of independent directors;
- Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee comprised of independent directors and having the purposes and charters described above under the separate committee headings;
- specific Audit Committee authority and procedures outlined in the charter of the Audit Committee; and
- a code of conduct applicable to Micromuse directors, officers and employees that meets the definition of a code of ethics set forth in SEC Regulation S-K Item 406. This code also contains a sub-section that constitutes a code of ethics specifically applicable to the Chief Executive Officer, Chief Financial Officer and other members of the Micromuse finance department based on their special role in promoting fair and timely public reporting of financial and business information about Micromuse.

Proxy

The charters of the three committees described above and the code of conduct are available without charge on the Micromuse website at www.micromuse.com, by clicking on "Our Company," then "Investor Relations," and finally "Corporate Governance."

Director Compensation

In June of 2004, on the recommendation of outside experts and the Compensation Committee, the Board agreed to pay independent directors a $20,000 annual retainer and the chair of the Audit Committee an additional $5,000 annual retainer and to provide per meeting compensation of $1,000 for each meeting of the Board of Directors that is personally attended beginning with the fourth quarter of fiscal year 2004 (all such fees are paid quarterly in arrears). For fiscal year 2004 all outside directors received payments of $5,000 each and Mr. Bolger, as chairman of the Audit Committee was paid $6,250. In fiscal year 2004, the independent directors were granted options to purchase shares of the Company's common stock as follows: 30,000 shares each to Mr. Schwab and Ms. Wallman, 35,000 shares to Mr. Jackson (who served as Chair of the Audit Committee until June 2004) and 40,000 shares to Mr. Bolger (who was elected a director and appointed Chair of the Audit Committee in June 2004). Director options vest monthly over a three year period, and the exercise price is the fair market value on the date of grant. The Compensation Committee is evaluating future equity award policies for the independent directors.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE DIRECTOR NOMINEES LISTED ABOVE.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of the Company's Common Stock as of November 30, 2004 by (i) each person known by the Company to be the beneficial owner of more than five percent of the outstanding shares of the Company's Common Stock, (ii) each of the Company's directors, director nominees, and the executive officers named in the "Executive Compensation—Summary Compensation Table," and (iii) all current directors, director nominees, and executive officers as a group. Where information regarding shareholders is based on Schedules 13D and 13G, the number of shares is as of the date for on which information was provided in such schedules.

Beneficial ownership has been determined in accordance with Rule 13d-3 under the Exchange Act. Under this rule, certain shares may be deemed to be beneficially owned by more than one person (if, for example, persons share the power to vote or the power to dispose of the shares). In addition, shares are deemed to be beneficially owned by a person if the person has the right to acquire shares (for example, upon exercise of an option) within 60 days of the date as of which the information is provided; in computing the percentage ownership of any person, the amount of shares is deemed to include the amount of shares beneficially owned by such person (and only such person) by reason of these acquisition rights. As a result, the percentage of outstanding shares of any person as shown in the following table does not necessarily reflect the person's actual voting power at any particular date.

	Shares of Common Stock Beneficially Owned (1)(2)	
Beneficial Owner	**Number of Shares**	**Percentage Ownership**
Citigroup Inc. (3) 399 Park Avenue New York, NY 10043	24,807,477	31.5%
Essex Investment Management Company, LLC (4) 125 High Street, 29th Floor Boston, MA 02110	4,927,248	6%
John C. Bolger (5)	13,778	*
Lloyd A. Carney (6)	801,542	1%
Michael Foster (7)	159,971	*
Michael E.W. Jackson (8)	181,793	*
Michael L. Luetkemeyer (9)	681,567	*
Nell O'Donnell (10)	149,872	*
Arun Oberoi (11)	125,000	*
David C. Schwab (12)	382,500	*
Kathleen M. H. Wallman (13)	175,594	*
Directors, Director Nominees and Executive Officers as a group (9 persons) (14)	2,671,617	3%

* Less than one percent of the outstanding shares of Common Stock.

(1) Except as indicated in the footnotes to this table and pursuant to applicable community property laws, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock.

(2) Percentage ownership is based on 78,689,671 shares of Common Stock outstanding on November 30, 2004.

(3) Based solely on information provided by Citigroup Inc. and certain of its affiliates in an amended Schedule 13G filed with the Securities and Exchange Commission on August 10, 2004. Citigroup Inc., Citigroup Global Markets Inc., Citigroup Financial Products Inc., Smith Barney Fund Management LLC, and Citigroup Global Markets Holdings Inc. report shared voting and dispositive power over the following respective numbers of shares 24,807,477; 16,348,268; 16,673,077; 7,829,574; and 24,603,454.

(4) Based solely on information provided by Essex Investment Management Company, LLC in an amended Schedule 13G filed with the Securities and Exchange Commission on February 20, 2004, which reports sole voting power over 4,659,128 shares and sole dispositive power over 4,927,248 shares.

(5) Includes 7,778 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(6) Includes 750,012 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004. Does not include 33,615 shares that are owned by the Lloyd and Carole Carney Foundation Inc. This foundation is an exempt organization under Section 501(c)(3) of the Internal Revenue Code; and Micromuse shares owned by the Foundation are not reported because the individual does not beneficially own those shares.

(7) Includes 154,328 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(8) Includes 181,111 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(9) Includes 664,583 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(10) Includes 143,986 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(11) Includes 125,000 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(12) Includes 382,500 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(13) Includes 174,167 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

(14) Includes 2,583,465 shares of Common Stock issuable upon exercise of options that are currently exercisable or exercisable within 60 days of November 30, 2004.

COMPENSATION COMMITTEE REPORT

Report of Executive Compensation

This Report describes the compensation policies and rationale applied to the compensation paid to the Company's executive officers for the fiscal year ended September 30, 2004.

Purpose

For the 2004 fiscal year, the Board of Directors was responsible for directing the Company through a very dynamic period. During that period, the Compensation Committee established the level of base salary and bonus programs to be paid to the Chief Executive Officer and Chief Financial Officer and other executive officers of the Company and administered the Company's Stock Plans.

The process used to determine Chief Executive Officer compensation levels was based upon the Board's judgment, with input from professional executive compensation experts and reference to outside sources. Among the factors considered by the Compensation Committee and the Board were the recommendations of the Chief Executive Officer and external advisors with respect to the compensation of the Company's other executive officers. However, the Compensation Committee and the Board approved the final compensation decisions for all executive officers.

General Compensation Policy

The Company's executive compensation policy is to offer the Company's executive officers competitive compensation opportunities based upon increasing stockholder value and individual achievement of defined objectives. The policy is intended to be competitive in order to recruit, retain and motivate people of needed capabilities. It is the Company's objective to have compensation be competitive with that of public software companies (the "Peer Companies"). To achieve this while maintaining what the Company believes is a reasonable cost structure, compensation should include meaningful equity in the Company, which in the Committee's view strengthens the mutuality of interests between the executive officers and the stockholders. Each executive officer's compensation package is generally comprised of three elements: (i) base salary; (ii) cash incentive bonuses; and (iii) long-term Common Stock-based incentive awards.

Base Salary

Each executive officer's base salary is set on the basis of responsibilities, personal performance and a review of comparable positions at the Peer Companies. An executive officer's base salary to date has generally been comparable to the surveyed compensation data for the Peer Companies.

Annual Incentive Compensation

On an annual or more frequent basis, it is the policy of the Board or Compensation Committee to establish a set of objectives for executive officers based on Company performance and on achievement of individual objectives. At the end of the fiscal year or other measurement period, the Board or Compensation Committee will evaluate the objectives to determine whether the specified objectives were met and will determine whether extraordinary accomplishments or circumstances should be considered in determining the bonus award. For fiscal 2004, target incentives varied by group and over time each officer's objectives required achievement of his or her group's objectives, as well as achievement of corporate revenue and/or corporate bookings. The overall performance of the Company largely met or exceeded the Company's fiscal 2004 targets. During the course of the year, objectives were modified to reflect market conditions, headcount reductions, costs associated with the restatement, and other strategic and financial factors. For fiscal 2004, actual bonuses paid reflected an individual's accomplishment of both corporate and functional objectives, with varying weight being given to achievement of corporate and functional objectives.

Long-Term Incentive Compensation

During the 2004 fiscal year, the Compensation Committee, in its discretion, made option grants to key employees, including executive officers under the 1997 Stock Option/Stock Issuance Plan. The Committee also authorized grants to all employees. The size of grants to executive officers were set at a level that together with past option grants, the Board and the Compensation Committee deemed appropriate to create a meaningful opportunity for stock ownership based upon the individual's current position with the Company. However, other factors considered include: the individual's role in facilitating leadership transitions and potential for future responsibility, the individual's performance in the recent period, and the number of unvested options held by the individual at the time of the new grant. Despite the increase in accounting and legal costs associated with the restatement and related litigation, lengthening sales processes with customers, and related market challenges, the Company maintained its strong balance sheet. In recognition of this and other accomplishments in a continuing, difficult business environment and in an effort to incite effective execution of strategic fiscal initiatives and business plans, the Committee and the Stock Option Committee made option grants to employees, including executive officers, totaling an aggregate of 6,621,750 option shares in fiscal 2004.

The option grants are designed to align the interests of the executive officers and employees with those of the stockholders and provide each individual with a significant incentive to manage the Company from the perspective of an owner with an equity stake in the business. Each grant allows the officer or employee to acquire shares of the Company's Common Stock at a fixed price per share (the market price on the grant date) over a specified period of time. The option generally vests in periodic installments over a three or four-year period, contingent upon the grantee's continued provision of service to the Company. Accordingly, the option will provide a return to the grantee only if he or she remains active with the Company, and then only if the market price of the Company's Common Stock appreciates over the option term.

CEO Compensation

Under the terms of Mr. Carney's Employment Agreement dated July 28, 2003, in fiscal year 2004, he received a base salary of $400,000 annually and bonuses in the amount of $491,667, of which $291,667 was paid as part of his annual incentive bonus and $200,000 was paid as a one-time bonus for completing six months of employment with the Company, as stated in his employment agreement. Mr. Carney's annual incentive bonus has a target amount equal to his base compensation. Also under the terms of his employment agreement, the Compensation Committee granted him an option to purchase 1,500,000 shares of the Company's common stock under the Company's 1997 Stock Option/Stock Issuance Plan. Under this option, 250,020 shares became exercisable and vested when he completed 6 months of full-time employment, and thereafter 41,666 shares become exercisable and vest monthly upon Mr. Carney's completion of each additional month of service over the succeeding 30 month period. Additionally, on February 9, 2004, the Company granted Mr. Carney an additional 500,000 options, the vesting of which are contingent upon certain sales performance and corporate governance metrics that are set forth in the Notice of Stock Option Grant and Stock Option Agreement dated as of February 9, 2004, by and between Lloyd A. Carney and Micromuse Inc. Other principal terms of Mr. Carney's Employment Agreement are summarized under the "Executive Compensation" section of this Proxy Statement.

Tax Limitation

Under the federal tax laws, a publicly held company such as Micromuse Inc. will not be allowed a federal income tax deduction for compensation paid to certain executive officers to the extent that compensation exceeds $1 million per officer in any year. It is not expected that the compensation to be paid to the Company's executive officers for the 2005 fiscal year will exceed the $1 million limit per officer. In order to qualify option grants under the Company's 1997 Stock Option/Stock Issuance Plan for an exemption available to performance-based compensation, the stockholders have approved certain provisions of that Plan, including a limit on the maximum number of option shares that any one participant may receive each calendar year. Accordingly, the Company believes that any compensation deemed paid to an executive officer when he or she exercises an outstanding option under the 1997 Stock Option/Stock Issuance Plan with an exercise price equal to the fair market value of the option shares on the grant date should qualify as performance-based compensation that will not be subject to the $1 million limitation.

Submitted by the Compensation Committee
of the Board of Directors

David C. Schwab
Michael E.W. Jackson
Kathleen Wallman

STOCK PERFORMANCE GRAPH

The graph set forth below compares the cumulative total stockholder return on the Company's Common Stock between September 30, 1999 (the last trading day before the beginning of the Company's fiscal year ended September 30, 2000) and September 30, 2004 (the last trading day of the fiscal year ended September 30, 2004), with the cumulative total return for the same period of (i) the Nasdaq Stock Market – U.S. Index; and (ii) the RDG Software Composite Index. This graph assumes the investment of $100.00 on September 30, 1999, in the Company's Common Stock and the listed indices, and assumes the reinvestment of dividends, if any.

The comparisons shown in the graph below are based upon historical data, and the stock price performance shown in the graph below is not indicative of, nor intended to forecast, the potential future performance of the Company's Common Stock.

COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*

AMONG MICROMUSE INC., THE NASDAQ STOCK MARKET (U.S.) INDEX
AND THE RDG SOFTWARE COMPOSITE INDEX



DOLLARS
700
600
500
400
300
200
100
0
9/99
9/00
9/01
9/02
9/03
9/04
MICROMUSE INC.
NASDAQ STOCK MARKET (U.S.)
RDG SOFTWARE COMPOSITE

* $100 invested on 9/30/99 in stock or index-including reinvestment of dividends.
Fiscal year ending September 30.

	Cumulative Total Return					
	9/99	9/00	9/01	9/02	9/03	9/04
MICROMUSE INC.	100.00	625.49	35.36	15.69	50.93	22.91
NASDAQ STOCK MARKET (U.S.)	100.00	159.85	56.32	49.18	58.43	65.29
RDG SOFTWARE COMPOSITE	100.00	131.11	57.79	44.75	58.88	63.79

EXECUTIVE COMPENSATION

The following Summary Compensation Table sets forth the compensation earned by the Company's Chief Executive Officer, and the four most highly compensated officers other than the Chief Executive Officer whose salary and bonus for the fiscal year ended September 30, 2004, exceeded $100,000 (collectively, the "Named Executive Officers"), for services rendered in all capacities to the Company and its subsidiaries for the fiscal year ended September 30, 2004.

Summary Compensation Table

	Annual Compensation			Long-Term Compensation Awards
Name and Principal Position	Fiscal Year	Salary($)	Bonus($)	Securities Underlying Options(#)
Lloyd A. Carney (1)	2004	400,000	491,667(1)	500,000
Chairman of the Board and Chief Executive Officer	2003	72,820		1,500,000
Michael Foster (2)	2004	186,327	84,345	150,000
Senior Vice President, Product Development and Delivery	2003	159,421	48,453	75,000
Michael L. Luetkemeyer (3)	2004	300,000	212,500	0
Senior Vice President and	2003	289,583	237,500	450,000
Chief Financial Officer	2002	250,000	131,250	400,000
Nell O'Donnell (4)	2004	170,500	35,167	75,000
Senior Vice President and General Counsel				
Arun Oberoi (5)	2004	217,115	60,000	700,000
Executive Vice President, Global Sales and Technical Services				

(1) Mr. Carney commenced his employment as Chairman of the Board and CEO on July 28, 2003. Of the total bonus amount of $491,667, $291,667 was paid as regular bonus and $200,000 was paid as a one time bonus for completing six months of employment with the Company as stated in his employment agreement.

(2) Mr. Foster commenced his employment November 18, 1996. Effective December 11, 2002, he commenced serving as an executive officer and resigned as an executive officer effective July 30, 2004. He did not serve as an executive officer prior to fiscal 2003.

(3) Mr. Luetkemeyer commenced his employment on October 1, 2001. We announced in July 2004, he would be leaving Micromuse at the end of calendar year 2004. Micromuse has announced the appointment of Ian Halifax as the Company's Chief Financial Officer, starting January 17, 2005. Mr. Luetkemeyer will be staying on as Chief Financial Officer until Mr. Halifax joins the Company and will remain with the Company during a transition period.

(4) Ms. O'Donnell commenced her employment on September 7, 1999. Effective July 20, 2004, she commenced serving as an executive officer. On September 30, 2004, she was promoted to Senior Vice President and named Corporate Secretary.

(5) Mr. Oberoi commenced his employment as Executive Vice President, Global Sales and Technical Services on January 12, 2004.

Option Grants

The following table contains information concerning the stock option grants made to each of the Named Executive Officers in the fiscal year ended September 30, 2004.

	Individual Grant				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term (3)	
Name	Number of Securities Underlying Options Granted (#)	% of Total Options Granted To Employees in 2004 (%) (1)	Exercise Price ($/Sh) (2)	Expiration Date	5% ($)	10% ($)
Lloyd A. Carney	500,000	7.5%	8.110	02/09/14	2,550,168	6,462,625
Michael Foster	150,000	2.3%	8.150	11/03/10	497,680	1,159,807
Michael L. Luetkemeyer	0	—	—	—	—	—
Nell O'Donnell	75,000	1.1%	8.150	11/03/13	384,412	974,175
Arun Oberoi	500,000	7.5%	8.030	01/29/14	2,525,012	6,398,876
	200,000	3.0%	8.030	01/29/14	1,010,004	2,559,550

(1) Based on an aggregate of 6,621,750 option shares granted to employees in fiscal 2004.

(2) The exercise price per share of options granted represented the fair market value of the underlying shares of Common Stock on the option grant date, which is equal to the closing price, as reported by the Nasdaq National Market System on the option grant date. The options normally vest over a 4 or a 3 year period and the exercise price may be paid in cash, in shares of the Company's Common Stock valued at fair market value on the exercise date or through a broker-assisted exercise procedure involving a same-day sale of the purchased shares.

(3) The 5% and 10% assumed annual rates of compounded stock price appreciation are based on rules of the Securities and Exchange Commission. There can be no assurance provided to any executive officer or any other holder of the Company's securities that the actual stock price appreciation over the option term will be at the assumed 5% or 10% levels or at any other defined level. Unless the market price of the Common Stock appreciates over the option term, no value will be realized from the option grants made to the executive officers.

Option Exercises and Fiscal Year-End Values

The following table sets forth information concerning the year-end number and value of unexercised options and the number of options exercised during fiscal year 2004 with respect to each of the Named Executive Officers.

			Number of Securities Underlying Unexercised Options At FY-End (#)		Value of Unexercised in-the-Money Options at FY-End ($) (2)	
Name	Shares Acquired on Exercise (#)	Value Realized ($) (1)	Vested	Unvested	Vested	Unvested
Lloyd A. Carney	—	—	583,348	1,416,652	—	—
Michael Foster	—	—	128,649	137,485	60,524	44,574
Michael L. Luetkemeyer	—	—	613,039	157,794	217,477	169,354
Nell O'Donnell	—	—	129,499	72,820	38,639	38,637
Arun Oberoi	—	—	—	700,000	—	—

(1) The amounts in this column are equal to the fair market value of the purchased shares on the option exercise date, less the exercise price paid for such shares.

(2) Based on the fair market value of the Company's Common Stock at fiscal year end ($3.68 per share), and such value is equal to the closing price, as reported by the Nasdaq National Market System at that date, less the exercise price payable for such shares.

EMPLOYMENT CONTRACTS AND CHANGE OF CONTROL ARRANGEMENTS

The Company's executive officers have agreements or offer letters with the Company that set forth their base salary, option grant and eligibility to participate in employee benefit programs available to similarly situated employees. Their employment may be terminated at any time at the discretion of the Board of Directors except as noted below. The general descriptions of agreements below are all qualified by reference to the detailed provisions and definitions of the applicable agreements and do not modify or constitute legal interpretations of the agreements.

Lloyd Carney Employment Agreement

Mr. Carney's base salary, bonus, $200,000 special payment made 6 months after he commenced employment, and initial option grant pursuant to his Employment Agreement dated July 28, 2003, and subsequent option grant are described in the Compensation Committee Report.

Generally, the Company or Mr. Carney may terminate this agreement for any reason or no reason. However, if during the term of the agreement, the Company terminates Mr. Carney's employment for any reason other than cause or permanent disability or he resigns for good reason (as these various terms are defined in the agreement), then the Company agrees to pay him: (a) an amount equal to his base compensation for a period of 12 months following the termination at the rate then in effect and in accordance with the Company's standard payroll procedures; (b) the $200,000 special payment made six months after he commenced his services for the Company to the extent not previously paid; (c) an amount equal to a reimbursement for COBRA costs for himself and his eligible dependents, for identical coverage as was provided to him immediately prior to termination (to the maximum extent otherwise available under plans maintained by the Company), for a period of 12 months following the termination of his employment if he timely elects to continue his medical coverage under COBRA; and (d) with respect to the period of 12 months following termination, an amount equal to the target bonus (but not in excess of 100% of his base compensation for that period) that would otherwise have been payable if he remained employed by the Company, due at such date or dates such bonus would otherwise have been payable. In addition, the percentage of the options initially granted under the agreement, and other options, if any, awarded to him thereafter, that is exercisable and vested shall be determined by adding 12 months to the actual length of his employment.

If, during the term of Mr. Carney's Employment Agreement and within 12 months after the Company is subject to a change in control as defined in the agreement, the Company terminates his employment for any reason other than cause or permanent disability or he resigns his employment for good reason, then the Company agrees to pay him: (a) an amount equal to his base compensation for a period of 24 months following the termination at the rate then in effect and in accordance with the Company's standard payroll procedures; (b) the $200,000 special payment made six months after he commenced his services for the Company to the extent not previously paid; (c) an amount equal to a reimbursement for COBRA costs for himself and his eligible dependents, for identical coverage as was provided to him immediately prior to termination (to the maximum extent otherwise available under plans maintained by the Company), for a period of 24 months following the termination of his employment if he timely elects to continue his medical coverage under COBRA; and (d) with respect to the period of 24 months following termination, an amount equal to the target bonus (i.e., 200% of his base compensation for that 2 year period) that would otherwise have been payable if he remained employed by the Company, due at such date or dates such bonus would otherwise have been payable.

If, during the term of Mr. Carney's Employment Agreement and within 12 months after the Company is subject to a change in control as defined in the agreement, the Company terminates his employment for any reason other than cause or permanent disability or he resigns his employment for good reason, the following additional provisions apply to the options initially granted under the agreement and other options, if any, awarded to the Executive thereafter. The Executive will receive immediate 100% vesting of any unvested portion of the options if his employment so ends. Nevertheless, if the change of control is an acquisition of the Company and the acquiring or surviving corporation does not elect to assume or substitute new options for the options, the Executive shall have the right to exercise any options then held by him, in full, including any previously unvested shares, immediately prior to the closing of the change of control transaction (whether or not his employment ends) and the options will terminate upon that change of control to the extent not assumed by the acquiring or surviving corporation. If there is a change of control and the acquiring or surviving corporation elects to assume or substitute new options for the options, then, and only then, Mr. Carney will be entitled to exercise those assumed or substituted options as they otherwise vest during the continuing term of his employment or within one (1) year after his employment ends as described above, but in no event may an option be exercised after the expiration of the original 10 year option term.

To the extent any benefits provided under the agreement would subject Mr. Carney to a parachute tax under Section 4999 of the Internal Revenue Code of 1986, as amended, in connection with a change of control of the Company, the Company will provide him with a supplemental tax gross up payment to cover such tax liability as a result of the parachute tax, but the Company is not obligated to make any such supplemental payment in excess of $1,000,000.

Michael L. Luetkemeyer Employment Agreement

Mr. Luetkemeyer's offer letter provided a base salary of $250,000 per year and a target bonus of $175,000 (of which the first year was guaranteed). In addition, it provides that if his employment is terminated by the Company (other than for good cause) or in the event of a change of control as defined in the Company's stockholder approved stock option plan, he shall be guaranteed to receive his base salary and prorated target bonus for the year following such termination or change of control. He received an initial grant of 400,000 option shares and coincident with the announcement that he would become acting Chief Executive Officer when Mr. Brown resigned in December 2002, he received an option to purchase 225,000 shares and his acting CEO compensation was increased to $300,000 in base salary and a target bonus equal to his base salary. When Mr. Carney joined the Company as Chairman and Chief Executive Officer in July 2003, Mr. Luetkemeyer received an option to purchase 75,000 shares that vests in full on the first anniversary of the grant if he is then employed, and, effective October 1, 2003, his target bonus was reduced to $200,000.

Proxy

Michael Foster Employment Agreement

Mr. Foster's employment continuation agreement provides that the Company will give him 12 months notice of Termination of Employment other than for cause and that during such notice period he shall receive his base and bonus/commission compensation, option vesting and benefits.

Nell O'Donnell Employment Agreement

Ms. O'Donnell's employment continuation agreement provides that the Company will give her 6 months notice of termination other than for cause and that during such notice period she shall receive her base and bonus compensation, option vesting and benefits.

Arun Oberoi Employment Agreement

Mr. Oberoi's employment agreement provides a base salary of $300,000 per year and a performance based bonus set by the Compensation Committee of the Board of Directors (the initial and current bonus is based on achievement of quarterly revenue and earnings targets, with an annualized bonus range of $120,000 to $690,833 based on increasing levels of achievement). He received an initial option grant of 700,000 options of which 200,000 will become vested and exercisable upon the earlier of six years of employment with the Company or the achievement of sales performance metrics that are specified in his employment agreement. 125,000 of the remaining 500,000 options will become vested upon completion of his first year of employment with the Company and the balance of his options are exercisable and vest monthly upon his completion of each additional month of service over the succeeding 36 month period. In addition, the employment agreement provides that if the Company terminates his employment for any reason other than cause or permanent disability or he resigns his employment for good reason, then the Company will pay him severance pay as follows: (a) the Company shall pay the executive his base compensation for a period of 12 months following the termination of his employment at the rate in effect at the time of the termination of employment, which shall be paid in accordance with the

Company's standard payroll procedures; (b) the Company shall pay him the amount equal to the on target bonus amount in effect at the time of termination of employment as a target bonus if and only if that amount would otherwise have been payable; and (c) the percentage of options awarded to Mr. Oberoi that is exercisable and vested shall be determined by adding six (6) months to the actual length of his employment.

If, during the term of Mr. Oberoi's Employment Agreement, the Company is subject to a change in control or corporate transaction as defined in the agreement and the Company terminates his employment within 12 months of such change in control or corporate transaction for any reason other than cause or permanent disability or he resigns his employment for good reason, the following additional provisions apply to the options initially granted under the agreement and all other options granted to him during the term of his employment. Mr. Oberoi will receive immediate 100% vesting of any unvested portion of the options if his employment so ends. Notwithstanding the foregoing, if there is a corporate transaction and the acquiring or surviving corporation does not elect to assume or substitute new options for the options, Mr. Oberoi shall have the right to exercise the options granted to him under the Employment Agreement in full, including any previously unvested shares, immediately prior to the closing of a corporate transaction (whether or not his employment ends) and the options shall terminate immediately following the consummation of the corporate transaction.

Other Option Acceleration Provisions Relating to Change of Control

Under the Company's 1997 Stock Option/Stock Issuance Plan, upon a Corporate Transaction generally, qualified by reference to the detailed provisions of the plan, meaning a transfer of all or substantially all of the Company's assets in dissolution or liquidation, or transfer of voting control of the Company in a merger or consolidation, the vesting of each outstanding option shall automatically accelerate so that each such option shall become fully vested and exercisable (and applicable repurchase rights shall lapse), except to the extent any such option is assumed or replaced with a comparable option or cash incentive program by the successor corporation. In addition, the Plan Administrator, the Board or an authorized committee, has the discretion to provide for the automatic acceleration of vesting of any options upon the occurrence of a Corporate Transaction or Change in Control (generally, qualified by reference to the detailed provisions of the plan, where a person or group acquires control of the Company without approval by the Board of Directors or if certain defined changes in the Board of Directors occur during a 36 month period) or upon an involuntary termination of employment following such a transaction.

In addition, options granted in Fall of 2002 to Michael Luetkemeyer, Michael Foster and Nell O'Donnell, who were employed at the time as officers, have the following provisions relating to a change of control:

(a) Immediately prior to a Change in Control or Corporate Transaction, the option, to the extent outstanding at the time but not otherwise fully exercisable, automatically accelerates so that the option becomes immediately exercisable for all the option shares at the time subject to the option and may be exercised for any or all of those option shares as fully vested shares; and

(b) The option, as so accelerated, remains so exercisable until the earlier of (i) the original expiration date of the option or (ii) the expiration of the one (1)-year period measured from the date of the optionee's involuntary termination.

Section 16(a) Beneficial Ownership Reporting Compliance

The members of the Board of Directors, the executive officers of the Company and certain persons, if any, who beneficially own more than 10% of the Company's outstanding Common Stock are subject to the reporting requirements of Section 16(a) of the Exchange Act, which require them to file reports with respect to their ownership of the Company's Common Stock and their transactions in the Common Stock. Based upon the copies of Section 16(a) reports that the Company received from such persons or the written representations received from one or more of such persons concerning reports required to be filed by them for the 2004 fiscal year, the Company believes that all reporting requirements under Section 16(a) for such fiscal year were met in a timely manner by the persons known to the Company to be subject to the Section 16(a) reporting requirements.

AUDIT COMMITTEE REPORT

The following is the report of the Audit Committee with respect to the Company's audited financial statements for the fiscal year ended September 30, 2004, included in the Company's Annual Report on Form 10-K for that year.

In the course of an independent inquiry by the Audit Committee, the Committee made a decision at the end of calendar year 2003 to restate results for fiscal years ending on September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003. The Company's Form 10-K for the fiscal year ended September 30, 2003, filed in May 2004 contains a description of the conclusions of the Audit Committee relating to the restatement, adjustments made in past fiscal periods, and measures the Company has implemented in response to the restatement.

The Audit Committee has reviewed and discussed the audited financial statements for the fiscal year ended September 30, 2004, with management of the Company and independently with KPMG LLP.

The Audit Committee has also discussed with the Company's independent registered public accounting firm, KPMG LLP, the matters required to be discussed by SAS 61 (Codification of Statements on Auditing Standards, AU Section 380) as amended, which includes, among other items, matters related to the conduct of the audit of the Company's financial statements.

The Audit Committee has received the written disclosures and the letter from KPMG LLP required by Independence Standards Board Standard No. 1 ("Independence Discussions with Audit Committees") as amended, and has discussed with KPMG LLP the independence of KPMG LLP from the Company.

Based on the review and discussions referred to above in this report, the Audit Committee recommended to the Company's Board of Directors that the audited financial statements be included in the Company's Annual Report on Form 10-K for the year ended September 30, 2004, for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee
of the Board of Directors

John C. Bolger
Michael E. W. Jackson
David C. Schwab
Kathleen Wallman

PROPOSAL NO. 2 — RATIFICATION OF INDEPENDENT AUDITORS

General

The Audit Committee of the Board of Directors has appointed the firm of KPMG LLP, an independent registered public accounting firm, to audit the financial statements of the Company for the fiscal year ending September 30, 2005. KPMG LLP has audited the Company's financial statements since the fiscal year ended September 30, 1995.

A representative of KPMG LLP is expected to be present at the Annual Meeting and will have the opportunity to make a statement if he or she desires to do so, and will be available to respond to appropriate questions. In the event the stockholders fail to ratify the appointment, the Audit Committee of the Board of Directors will reconsider its selection.

Fees and Services

The following is a summary of the fees billed to Micromuse by KPMG LLP for professional services with respect to Audit Fees billed for, and other listed services billed during, the fiscal years ended September 30, 2004, and September 30, 2003:

Fee Category	Year Ended September 30, 2004	Year Ended September 30, 2003
Audit Fees (1)	$ 869,362	$470,000
Audit-Related Fees (2)	—	44,000
Tax Fees (3)	261,903	388,000
All Other Fees (4)	1,960,456	16,737
Total Fees	3,091,721	918,737

(1) Audit fees consist of fees billed for professional services performed by KPMG for the audit of the Company's annual financial statements included in Form 10-K, the review of financial statements included in the Company's 10-Q filings, and services that are normally provided in connection with statutory and regulatory filings or engagements.

(2) Audit-related fees for fiscal year 2003 were for the audit of the Company's defined contribution plan in the United States pursuant to Section 401(k) of the Internal Revenue Code.

(3) Tax fees for fiscal years 2004 and 2003 were for tax compliance assistance and assistance with tax audits and tax planning. These services include domestic and international tax return assistance and related compliance services, expatriate tax services, and international tax planning.

(4) All other fees were for the following: a) $1,928,800 was billed for professional services related to the restatement of prior years' financial statements; b) $7,754 was billed for professional services outside the U.S., which includes secretarial services, workers compensation review and tax registration review; and c) $23,902 was billed for fiscal year 2004 and $16,737 was billed for fiscal year 2003 for professional fees of which approximately $14,400 was for services related to the management of payroll for one employee in Argentina each year. Fees approved pursuant to the de minimis limitation allowed by relevant law (SEC Regulation S-X Rule 2-01(c)(7)(i)(C)) accounted for 0.7% of All Other Fees in fiscal year 2004 and 86% of All Other Fees in fiscal year 2003.

Under SEC rules governing independence of the outside auditors, all audit and permissible non-audit services provided by the independent auditors to Micromuse must be approved in advance by the Audit Committee. Under these rules, the Audit Committee may adopt pre-approval policies and procedures that are detailed as to the particular service, require that the Audit Committee be informed about each service, and do not result in the delegation of the Audit Committee's authority to management.

In addition to the Audit Committee's authority to pre-approve services on a specific case-by-case basis, Mr. Bolger, as Chair of the Audit Committee, has authority to pre-approve permissible services that are reasonably specified to him in advance, and any services so approved by him will be reported to the full Audit Committee no later than the first quarterly Audit Committee meeting following any such pre-approval. At this time, the Audit Committee has not implemented other pre-approval policies.

Recommendation of the Board of Directors

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE SELECTION OF KPMG LLP TO SERVE AS THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE FISCAL YEAR ENDING SEPTEMBER 30, 2005.

FORM 10-K

THE COMPANY WILL MAIL WITHOUT CHARGE, UPON WRITTEN REQUEST, A COPY OF THE COMPANY'S REPORT ON FORM 10-K FOR FISCAL YEAR 2004, INCLUDING THE FINANCIAL STATEMENTS, SCHEDULES, AND LIST OF EXHIBITS. REQUESTS SHOULD BE SENT TO MICROMUSE INC., 139 TOWNSEND STREET, SAN FRANCISCO, CALIFORNIA 94107, ATTN: INVESTOR RELATIONS.

STOCKHOLDER PROPOSALS FOR THE ANNUAL MEETING IN 2006

Under the Company's Bylaws, stockholders seeking to bring business or nominate directors at an annual meeting of stockholders must provide timely notice in writing to the Company. To be timely, a stockholder's notice must be delivered to the attention of the Secretary at the principal executive offices of the Company not less than 60 days nor more than 90 days prior to the anniversary date of the immediately preceding annual meeting or, for the annual meeting in 2006, not after December 5, 2005, and not before November 5, 2005. However, in the case of an annual meeting that is called for a date that is not within 30 days before or 60 days after the anniversary date of the immediately preceding annual meeting, such notice to be timely must be so delivered not earlier than the 90th day prior to such annual meeting and not later than the close of business on the later of the 60th day prior to such annual meeting or the 10th day following the date of first public disclosure of the meeting. The Bylaws specify further requirements for the form and content of a stockholder's notice. If the Company does not receive timely notice of a stockholder proposal, management of the Company will use its discretionary authority to vote the proxies received as the Board of Directors may recommend.

Any stockholder who intends to present a proposal for consideration at the Annual Meeting in 2006 and intends to have that proposal included in the proxy statement and related materials for the Annual Meeting in 2006, must deliver a written copy of the proposal to the Company's principal executive offices no later than August 29, 2005, in order for the proposal to be considered for inclusion under the rules of the Securities and Exchange Commission. These proposals should be addressed to Micromuse Inc., 139 Townsend Street, San Francisco, California 94107, Attention: Corporate Secretary.

OTHER MATTERS

The Board of Directors knows of no other matters to be presented for stockholder action at the Annual Meeting. However, if other matters do properly come before the Annual Meeting or any adjournments or postponements thereof, the Board of Directors intends that the persons named in the proxies will vote upon such matters in accordance with their best judgment.

BY ORDER OF THE BOARD OF DIRECTORS
OF MICROMUSE INC.

San Francisco, California
December 20, 2004

WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING, PLEASE COMPLETE, SIGN, DATE AND PROMPTLY RETURN THE ACCOMPANYING PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE, OR VOTE VIA TELEPHONE OR THE INTERNET AS PROVIDED ABOVE ON PAGE 2. YOU MAY REVOKE YOUR PROXY AT ANY TIME PRIOR TO THE ANNUAL MEETING. IF YOU DECIDE TO ATTEND THE ANNUAL MEETING AND WISH TO CHANGE YOUR PROXY VOTE, YOU MAY DO SO AUTOMATICALLY BY VOTING IN PERSON AT THE MEETING.

THANK YOU FOR YOUR ATTENTION TO THIS MATTER. YOUR PROMPT RESPONSE WILL GREATLY FACILITATE ARRANGEMENTS FOR THE ANNUAL MEETING.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the Fiscal Year Ended September 30, 2004

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from _________ to _________.

Commission File No. 000-23783

MICROMUSE INC.

(Exact name of Registrant as specified in its charter)

Delaware	**94-3288385**
(State or other jurisdiction of incorporation or organization)	**(IRS Employer Identification No.)**

139 Townsend Street
San Francisco, California 94107
(415) 538-9090
(Address of Principal Executive Office, including ZIP code and telephone number)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:
Common Stock, $.01 par value
(Title of class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☐ No ☒

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☒

Indicate by check mark whether the Registrant is an accelerated filer (as defined in Exchange Act Rule 12b-2): Yes ☒ No ☐

The aggregate market value of the Registrant's common stock held by non-affiliates of the Registrant on March 31, 2004, based upon the closing price of a share of the Registrant's common stock as reported by the Nasdaq National Market on that date, was approximately $607.0 million. As of November 30, 2004, there were 78,689,671 shares of the Registrant's common stock, $.01 par value, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

(1) Portions of the Registrant's definitive proxy statement to be mailed to stockholders in connection with the annual meeting of stockholders scheduled to be held in San Francisco, California on February 3, 2005, are incorporated by reference into Part III of this report. Except as expressly incorporated by reference, the proxy statement is not deemed to be part of this report.

MICROMUSE INC.

TABLE OF CONTENTS

PART I

This document contains forward-looking statements that involve risks and uncertainties. Micromuse's ("the Company's") actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, fluctuations in customer demand, risks associated with competition and risks identified in the Company's Securities and Exchange Commission filings, including, but not limited to, those discussed elsewhere in this Form 10-K under the heading "Risk Factors" located at the end of Item 7, "Management's Discussion and Analysis of Financial Condition and Results of Operations," of this Form 10-K.

Item 1. *Business*

Micromuse develops, markets and supports a family of scalable, highly configurable, rapidly deployable software solutions that enable service and business assurance—the effective monitoring of the status of multiple devices and elements underlying an Information Technology (IT) service delivery infrastructure, to help provide the continuous availability of IT-based services and businesses. The Micromuse Netcool® product suite collects, normalizes and consolidates high volumes of event information from heterogeneous network management environments into an active database that de-duplicates and correlates the resulting data in real-time. It then rapidly distributes graphical views of the information to operators and administrators responsible for monitoring service levels. Netcool's unique architecture allows for the rapid, programmerless association of devices and specific attributes of those devices to the business services they impact. This readily enables network operations teams to create and modify their service views during systems operations to monitor particular business services, rapidly identify which users are affected by which network faults, pinpoint sources of network problems, automate operator responses, facilitate problem resolution and report on the results.

We market and distribute to customers through our own sales force, OEMs, value-added resellers and systems integrators. For example, we currently have distribution agreements with Cisco Systems, IBM Global Services, Ericsson, Nortel, Alcatel, and Sun Microsystems. As of September 30, 2004, we had licensed our software to 1,780 customers operating in and serving a variety of industries. Micromuse customers include Cable & Wireless, Charles Schwab, Citigroup, Deutsche Telekom, Digex, Earthlink, Electronic Data Systems, GE Appliances, ITC^DeltaCom, J.P. Morgan Chase, T-Mobile, and Verizon.

Micromuse operates as a single operating segment, and further geographic and segment information is included in Note 8 "Geographic and Segment Information" of the Notes to Consolidated Financial Statements included in this Form 10-K. For a discussion of customers accounting for 10% or more of our consolidated revenue and credit concentration, see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Revenues," and Note 1 "Concentration of Credit Risk" of the Notes to Consolidated Financial Statements included in this Form 10-K.

Micromuse was founded in 1989 in London, England, and in 1997 reorganized as a Delaware corporation and re-located its headquarters to San Francisco, California.

Information Available on the Micromuse Website

The Micromuse website is *http://www.micromuse.com.*

Micromuse makes the following filings available on its website as soon as reasonably practicable after they are electronically filed with or furnished to the SEC: our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, and any amendments to those reports filed or furnished under applicable provisions of the Securities Exchange Act of 1934 and SEC rules. You may access these filings on our website at *http://www.micromuse.com/* by clicking on "Our Company," then "Investor Relations," and then "SEC filings." Within the "SEC filings" section, we provide a link to view our SEC filings referred to above, and a separate link to view the "Section 16 Filings" that our directors and officers (and, if applicable, more than 10% stockholders) make to report initial beneficial ownership and changes in beneficial ownership of our common stock.

Micromuse also makes available, in a corporate governance section on our website, the charters of the Audit Committee, Nominating and Corporate Governance Committee, and Compensation Committee of the Micromuse Board of Directors, and the Micromuse Code of Business Conduct. You may access these documents on our website by clicking on "Our Company," then "Investor Relations," and finally "Corporate Governance."

The Micromuse Code of Business Conduct is applicable to Micromuse directors, officers and employees, and meets the definition of a code of ethics set forth in SEC Regulation S-K Item 406. The code also includes a section entitled "Financial Code of Ethics for Employees with Financial Reporting Obligations" applicable to our Chief Executive Officer, Chief Financial Officer and other members of our finance department that contains specific ethical and related standards applicable to those with responsibilities for financial reporting and disclosure to investors. As permitted by SEC rules, in lieu of filing this code as an exhibit to this Form 10-K, we have made the code available on our website as described above.

Under Nasdaq listing standards, Micromuse may grant waivers of the Code of Business Conduct for directors and officers only if approved by the board of directors, and must make any such waivers along with the reasons for the waivers publicly available by filing a Form 8-K. Under SEC rules, Micromuse is required to file a Form 8-K to disclose any amendment of the code (other than non-substantive amendments) or any explicit or implicit waiver of the code (i.e., any material departure from the code) granted to the Chief Executive Officer, Chief Financial or Accounting Officer, controller or persons performing similar functions, if the waiver relates to matters contained in the SEC's definition of a code of ethics. As permitted by SEC rules, Micromuse intends to satisfy the requirement under SEC rules to disclose amendments and waivers of the code by timely posting this information on the Micromuse website under the corporate governance link indicated above. To the extent the Nasdaq rules do not permit this alternate means of disclosure allowed by SEC rules, Micromuse will file a Form 8-K to report waivers, if any.

All of the filings and governance documents available under the Investor Relations link on our website are free of charge.

Restatement of Financial Statements

The Company previously restated its consolidated financial statements for the fiscal years ended September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003. All applicable financial information contained in this Annual Report on Form 10-K gives effect to these restatements. Accordingly, the financial statements for those fiscal periods described above that have been included in the Company's previous filings with the Securities and Exchange Commission or included in previous announcements should not be relied upon. Please see our Annual Report on Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004 for additional information regarding the restatement and adjustments.

Business Developments

Changes in Executive Officers

On January 12, 2004, the Company announced the appointment of Arun Oberoi as Executive Vice President, Global Sales and Technical Services. See Item 10, "Directors and Executive Officers of the Registrant," of this Form 10-K for a description of Mr. Oberoi's business background.

On July 22, 2004, the Company named Andrew Del Matto as Chief Accounting Officer and announced that Mike Luetkemeyer, after serving three years as Chief Financial Officer, would leave the Company at the end of the 2004 calendar year. As announced in Micromuse's Form 8-K filed September 3, 2004, Mr. Del Matto left

Micromuse to pursue other opportunities. Micromuse has appointed Ian Halifax as the Company's Chief Financial Officer, starting January 17, 2005. Mr. Luetkemeyer will be staying on as Chief Financial Officer until Mr. Halifax joins the Company and will remain with the Company during the transition period.

On July 30, 2004, Michael Foster resigned as executive officer of the Company but will be staying on until the end of calendar 2004.

Effective September 30, 2004, James De Golia resigned as Senior Vice President and Secretary of the Company. On that same date, Nell O'Donnell was named as his successor with the title Senior Vice President and Corporate and Board Secretary.

Products and Technology

Micromuse provides a suite of software products that enable business and service assurance for enterprises and service providers. Our Netcool solutions include the flagship Netcool/OMNIbus™ product family, which collects, consolidates, de-duplicates and correlates information from more than 1,000 network management platforms and devices and presents realtime user-configurable views of faults, network, service and business status. This product family allows network operations personnel to react to problems in their network infrastructure before they cause outages in service availability and/or to identify outages and their probable causes. These capabilities enable network managers to improve the reliability and functionality of their networks, thereby enhancing operating efficiencies, productivity and profitability of network operators and users. The components of the Netcool/OMNIbus product family are described in the section entitled "Netcool/OMNIbus product family."

Micromuse also provides several other product families that work in conjunction with Netcool/OMNIbus and provide enhanced business and service assurance capabilities. These include the Netcool/Service Monitors™ product family, the Netcool/Precision™ product family, the Netcool/Impact™ product family and the Netcool/Dashboards™ product family.

In addition, the Netcool suite includes packaged software "solutions" comprised of product family components and targeted to specific customer environments. These solutions include:

- Netcool for Voice Networks™
- Netcool for Security Management™
- Netcool for Asset Management™
- Netcool for Voice Over IP™

Brief descriptions of the Netcool product families are provided below:

Netcool/OMNIbus Product Family

Micromuse's flagship **Netcool/OMNIbus** product family provides realtime business and service assurance. As the cornerstone of the Netcool suite, it collects and consolidates events and alarms from more than 1,000 IT environments in realtime—and presents this information to IT executives and operations personnel in an intuitive, graphical console. Netcool/OMNIbus provides realtime monitoring, management, and event de-duplication and helps organizations proactively manage their IT infrastructures to ensure continuous uptime of business services and applications. Environments supported by Netcool/OMNIbus include business applications, Windows and UNIX systems, data switches, voice switches, IP routers, frameworks and others.

The **Netcool ObjectServer™**, the core component of Netcool/OMNIbus, is a high-speed database that collects event information from throughout the infrastructure. **Netcool Probes & Monitors™** collect event messages from throughout the IT infrastructure and forward them to the Netcool ObjectServer for consolidation, filtering, de-duplication, suppression, and analysis.

The Netcool suite also provides **Executive Dashboards** that allow you to customize realtime views of operations and business services, based on geography, department, or supporting IT resources. Point-and-click interfaces allow you to address and prioritize the resolution of IT problems based upon their business or customer impact. Designed to meet the needs of both IT executives and operations personnel, the Netcool dashboards provide a 'birds-eye' view of services as well as detailed analysis of specific IT resources.

Netcool Probes & Monitors collect and consolidate data from over 1,000 environments off-the-shelf. Netcool manages events at the device and system level while also testing service and application availability from the service user's perspective.

Netcool Gateways™ interface to third-party databases and applications that need to share event data interactively with the Netcool/OMNIbus realtime event database engine. Examples of gateway-supported environments include Oracle, Sybase, SQL Server, Informix, Remedy, Clarify (Amdocs), Vantive (PeopleSoft), Siebel, and Metasolv.

Using generic probes, proprietary probes, standards-based probes (such as SNMP trapd and TL1), gateways, and monitors, Netcool/OMNIbus can collect data from virtually any networked environment.

Netcool/Monitors Product Family

Supporting a variety of IP, Internet and wireless-based services and applications, Netcool/Monitors use 'synthetic transactions' to monitor availability and performance over fixed line and wireless infrastructures.

Netcool/Application Service Monitors™ (ASMs) provide detailed application and database monitoring for Oracle, Microsoft SQL, Microsoft Exchange, Apache and MS IIS. Netcool/ASMs monitor a variety of metrics from these applications and offer suggested resolution procedures aimed at repairing problems.

Netcool/System Service Monitors™ (SSMs) accurately measure the availability and performance of host systems and applications running on them. Its distributed systems management includes CPU utilization, memory utilization, and disk space and can track blocks, inodes, total and free files in each file system. Netcool/SSMs can also manage running processes and execute restarts when they go down.

Netcool/Data Center Monitors™ (DCMs) consolidate realtime management from IBM mainframe and midrange systems—the IBM S/390 (IBM zSeries) and IBM AS/400 (IBM iSeries). Netcool/DCMs allow you to monitor events across mainframe alerts such as VTAM sessions and MVS subsystems as well as midrange-computing systems. Netcool/DCMs identify problems before applications and services are affected.

Netcool/Internet Service Monitors™ (ISMs) for managing HTTP and HTTPS web pages and financial transactions help determine the cause of problems affecting eCommerce transactions. Netcool/ISMs measure the availability and performance of Web-based applications and offer Web-based historical reports that can be measured against service agreements. Netcool/ISMs that provide support for SMTP, POP3, and IMAP protocols ensure the availability and response time of email services. Netcool/ISMs also manage the underlying infrastructure protocols, such as DHCP, DNS, FTP, ICMP, NNTP, NTP, TCP Port, and Radius. Netcool/ISMs help ensure the availability of Internet, voice and wireless infrastructures.

The Netcool/Usage Service Monitors™ (USMs) provide usage-metering and show the status of network usage in realtime or over a period of time. These usage monitors measure how many people are using a device and/or service. They also allow you to view the usage for a given department or business unit such as the quantity of hits, or bandwidth usage.

The Netcool/Wireless Service Monitors™ (WSMs) for managing end-to-end availability and performance of WAP and SMS-based services act like a wireless service user to simulate transactions. These Netcool/Service Monitors can test page availability and content accuracy by connecting to defined WAP pages via WAP Gateways.

Netcool/Precision Product Family

The **Netcool/Precision**™ product family is built on a flexible architecture designed specifically for modern networks. Utilizing its accurate topology and network connectivity information, Netcool/Precision monitors the network to locate and isolate network problems as they develop and reports these problems to network staff. This enables administrators to resolve problems fast, before they escalate into more serious outages that impact the availability and performance of critical business services.

Netcool/Precision for IP Networks™ (Netcool/PrecisionIP) automatically discovers IP networks, gathering topology data to deliver a complete picture of devices and layer 2 and layer 3 connectivity, including MPLS, ATM and Frame networks. It monitors all discovered elements for status and continually updates its database with new device information as the network changes. When network problems occur, Netcool/PrecisionIP analyzes events and identifies the root cause of the problem—significantly reducing the time it takes to isolate network faults. Fully integrated with the Netcool suite, Netcool/PrecisionIP delivers a complete picture of network connectivity, and quickly isolates the source of network downtime.

Netcool/Precision for Transmission Networks™ (Netcool/PrecisionTN) automatically discovers transmission layer (Layer 1) networks, deepening the visibility provided by Netcool/Precision IP at network layers 2 and 3. Netcool/Precision TN collects and sends alarm, inventory, facility, and connection information to Netcool/OMNIbus from any TL1- or SNMP-managed NEs so that you can drill down to the very shelf, card, and port involved in the alarm—and all in realtime. This information can be used to visualize the problems with Netcool/Precision TN's rich web-based GUI or with common reporting tools. And the information is stored in a MySQL or an Oracle database, providing additional opportunities to generate reports and analyze network data.

Like an "engineer in a box," **Netcool/Visionary**™ analyzes information from industry-standard SNMP devices and applications and provides real-time, device-centric diagnoses. Its patent-pending MicroCorrelation™ technology analyzes the SNMP Management Information Base information to pinpoint the underlying cause of hundreds of unique problems that pertain to specific devices. Whenever a device such as a server, switch or router shows a deviation from normal behavior, Netcool/Visionary provides an explanation for the condition—showing details on why problems occur and the recommended solution. Netcool/Visionary sends this data to Netcool/OMNIbus.

Netcool/Impact Product Family

Tightly integrated with Netcool/OMNIbus, **Netcool/Impact** shows the realtime business impact analysis of specific faults within the infrastructure. It allows you to see how Netcool-collected events will impact IT-based business processes, services, and business-critical applications.

Netcool/ Impact retrieves business process, customer and service information from a variety of databases and files. When events occur, Netcool/Impact automatically enriches Netcool/OMNIbus events by linking the right information with each event. This "enriched" event gives you the knowledge needed to define resolution policies and instruct Netcool/Impact to take automatic corrective action on faults. In addition it can escalate events to email, pagers and other systems—ensuring fast and efficient notification. Netcool/Impact's analysis of events helps you prioritize work and focus on business-critical events.

Realtime Active Dashboards (RAD) formerly known as Netcool/SLA Manager (Netcool/SLAM) delivers realtime service modeling and reporting, allowing you to model and monitor business services. From the top down, you can drill into services and view data from underlying infrastructure components that are used to support the business service. Its graphical views can be customized to provide a complete picture of business process, IT workflow and faults—calculating how services are performing relative to SLAs historically and in realtime.

Netcool RAD incorporates data from IT components that make up a service, including network devices such as routers and switches, wireless and broadband components, systems and applications. This information is correlated to measure service availability, performance and usage as well as the overall customer experience. By assimilating this information into a broader service model, Netcool RAD can show both IT and business executives an 'at-a-glance' view of service and application health as well as impending problems.

Netcool/Dashboards Product Family

Netcool/Desktop™ is the proprietary client interface into Netcool/OMNIbus, providing dynamic, intuitive, realtime views of the IT infrastructure. You can toggle easily among list-based, map-based, logical, topological, and graphical views of device-level and service-affecting events. Tools, notifications, and other applications can be launched from within the Netcool Desktop, enabling true, realtime, centralized IT management.

Netcool/Webtop™ is a richly-featured, web-based version of Netcool/Desktop, enabling Netcool views to be configured and accessed across a secure Web interface. In addition to providing "anytime, anywhere" access over any Web-connected PC, Netcool/Webtop can be ported to any other type of web-enabled device, including PDAs and wireless devices. Netcool/Webtop can be configured easily into a wide range of operational and executive views for all types of users.

Netcool/Reporter™ receives event data from the Netcool/OMNIbus™ application and translates it into meaningful reports. By analyzing and presenting data generated over time, Netcool/Reporter provides long-term, retrospective information about the behavior of devices, systems and services. Its drill-down features and access to journals, details, and event histories allows managers to troubleshoot specific problems quickly and effectively. Netcool/Reporter offers an intelligent window into event trends, revealing "hot spots" so you can intervene before larger problems occur. Its easy, intuitive reports enable you to understand the behavior of your infrastructure over time. Designed to help you more effectively manage service and application availability over time, Netcool/Reporter also offers device availability reports, personnel response-time measures, and other statistics to help you report against committed service-level agreements.

Sales and Marketing

We market our software and services primarily through our direct sales organization with United States offices in Chicago, Dallas, New York, San Francisco, and McLean, Virginia; and international offices in Australia, Austria, Brazil, China, France, Germany, Italy, Japan, the Netherlands, Poland, Singapore, Spain, and the United Kingdom, among other locations. Additionally, we have a growing channel consisting of OEMs, value-added resellers (VARs) and systems integrators.

Typically, the sales process will include an initial sales presentation, a product demonstration, at times a proof of concept evaluation, a closing meeting and a purchase process. The sales process typically takes six to nine months, although we have experienced shorter, longer and less predictable cycles. Companies often start with a moderate deployment of certain Netcool software components, and upon its demonstrated effectiveness subsequently make additional and larger purchases. A majority of our sales are from repeat customers who renew maintenance agreements and often purchase additional software as their networks expand, or as additional sites within the customer account learn of the services provided by, and the benefits of, the Netcool software.

We have a number of marketing programs designed to inform potential customers about the capabilities and benefits of our products. Our marketing efforts include investing in our technical leadership, participation in industry trade shows, technical conferences and technology seminars, preparation of competitive analyses, analyzing returns on investment in our software, sales training, publication of technical and educational articles in industry journals, advertising and sponsorships.

If we are to achieve significant revenue growth in the future, we must successfully train and retain our existing sales force and recruit additional premier sales personnel, if needed, and increase their productivity. Competition for such individuals is intense, and there can be no assurance that we will be able to either retain and adequately train our current sales force or attract qualified sales personnel in the future. If we are unable to retain, train or hire such people and make them productive on a timely basis, our business, operating results or financial condition would be adversely affected. See "Risk Factors—We depend on our key personnel, and the loss of any of our key personnel could harm our business."

To achieve significant growth in revenues in the future we must continue to expand and improve the performance of our network of distribution partners. Our network of distribution partners currently includes OEMs, VARs, and systems integrators, such as Cisco Systems, IBM Global Services, Ericsson, Nortel, Alcatel and Sun Microsystems. These partners license our products at a discount to list price for re-licensing and may provide training, support and technical and customer services to the end users of our products. At times, members of our technical services organization will assist a channel partner with training and technical support. We offer a comprehensive channel-partnering program consisting of training, certification, technical support, priority communications regarding upcoming activities and products, and joint sales and marketing activities. There can be no assurance that we will be able to continue to attract and retain OEMs, VARs, and systems integrators or that such organizations will be able to market and sell our products effectively. In addition, there can be no assurance that our existing or future channel partners will continue to represent our products. See "Risk Factors—We need to continue to expand our distribution channels and retain our existing third-party distributors."

International Operations

In part, because we first sold our software in the United Kingdom and were previously domiciled in London, sales of our software to end-users located outside of the United States (i.e., "international sales") have historically comprised a significant portion of our total revenue. We attribute revenue from external customers to individual countries based on where the end user is located. International sales accounted for 51%, 39%, and 49% of total revenues in fiscal 2004, 2003 and 2002, respectively. A majority of these international sales were made to customers in the United Kingdom and Continental Europe. While we believe there are significant opportunities in Europe, we expect international revenues from Europe as a percentage of total revenues to decline in future periods as we more fully exploit opportunities in the United States and in the Pacific Rim. See "Risk Factors—Our business is subject to risks from global operations and we are exposed to fluctuations in currency exchange rates."

Technical Services

Our technical services organization provides customers with a broad range of support services including pre-sales demonstrations, evaluations, implementations, consulting services, training and ongoing technical support. In addition, the technical services organization serves a variety of internal functions, including drafting support and training documentation, product management, product testing and research and development related to specific customer industries.

Our expansion of the customer base of Netcool has increased the demands on our technical services organization. Competition for qualified technical personnel is intense. There can be no assurance that the current resources in our technical services organization will be sufficient to manage any future growth in our business. The failure to align our technical services organization at least commensurate with the expansion in the installed base of Netcool products would have a material adverse effect on our business, operating results and financial condition. See "Risk Factors—We depend on our key personnel, and the loss of any of our key personnel could harm our business."

Customer Support

The customer support organization is responsible for providing ongoing technical and post sales support for our customers after implementation of the product. Based on feedback by customers, we believe that the quality and responsiveness of our customer support organization provides us with a significant competitive advantage. See "Risk Factors—We depend on our key personnel, and the loss of any of our key personnel could harm our business."

For an annual maintenance fee, a customer will receive toll-free telephone, web, and email support, as well as certain new releases of our products. We offer two support packages to our customers: 8 hours a day, 5 days a week support or 24 hours a day, 7 days a week support. While support personnel generally answer the technical support calls and resolve most problems over the phone, we will deploy one of our technical support personnel in the event that an on-site visit is necessary. As our installed base of Netcool customers has grown, revenue from maintenance fees has grown. The failure to continue to grow maintenance revenue would have a material adverse impact on our business results and financial condition.

Research and Development

We believe that our future success depends in large part on our ability to continue to enhance existing products and develop new products that maintain technological and operational competitiveness and leadership and deliver a rapid ROI to our customers. We have historically developed and expect to continue to develop our products in conjunction with our existing and potential customers. Extensive product development input is obtained through customers, through our monitoring of end-user needs and changes in the marketplace and through partnerships with leading research institutes.

Our research and development organization spans the United States, United Kingdom and Australia and includes team members who have joined Micromuse through our acquisitions of Calvin Alexander Networking ("CAN"), NetOps, RiverSoft plc, Lumos Technologies Inc. and Network Harmoni ("NHI"). Research and development teams are organized around specific products and product families. These teams work closely with customers, product managers, technical service engineers, and salespeople to ensure that product specifications and enhancements are aligned to market requirements.

We have made and intend to continue to make substantial investments in research and development. Our total expenses for research and development for fiscal 2004, 2003, and 2002 were $31.4 million, $29.4 million, and $32.4 million, respectively. To date, our development efforts have not resulted in any capitalized software development costs.

The market for our products is characterized by rapidly changing technologies, evolving industry standards, changing regulatory environments, frequent new product introductions and rapid changes in customer requirements. The introduction or announcement of products by the Company or our competitors embodying new technologies and the emergence of new industry standards and practices can render existing products obsolete and unmarketable. As a result, the life cycles of our products are difficult to estimate. Our future success will depend on our ability to enhance our existing products and to develop and introduce, on a timely and cost-effective basis, new products and product features that keep pace with technological developments and emerging industry standards and that address the increasingly sophisticated needs of our customers. There can be no assurance that we will be successful in developing and marketing new products or product features that respond to technological change or evolving industry standards, that we will not experience difficulties that could delay or prevent the successful development, introduction and marketing of these new products and features, or that our new products or product features will adequately meet the requirements of the marketplace and achieve market acceptance. In addition, to the extent that any product upgrade or enhancement requires extensive installation and configuration, current customers may postpone or forgo the purchase of new versions of our products. If we are unable, for technological or other reasons, to develop and introduce enhancements of existing products or new products in a timely manner, our business, operating results and financial condition will be materially adversely affected. See "Risk Factors—Rapid technological change, including evolving industry standards and regulations and new product introductions by our competitors, could render our products obsolete" and "Our products operate on third-party software platforms, and we could lose market share if our products do not operate on the hardware and software operating platforms employed by our customers." In addition, software products as complex as ours may contain defects or failures when introduced or when new versions or enhancements are released. See "Risk Factors—If we ship products that contain defects, the market acceptance or our products and our reputation will be harmed, and our customers could seek to recover their damages from us."

Competition

As noted above, our products are designed for use in the evolving business and service assurance and enterprise network management markets. Competition in these markets is intense and is characterized by rapidly changing technologies, new and evolving industry standards, frequent new product introductions and rapid changes in customer requirements. Our current and prospective competitors offer a variety of solutions to address the infrastructure management, service-level management, and security management markets. Competitors generally fall within the following four categories: (i) customer's internal design and development organizations that produce "homegrown" Service Level Management (SLM) and network management applications for their particular needs; (ii) vendors who provide enterprise network and systems management frameworks including Computer Associates International, Inc. and BMC Software, Inc; (iii) vendors who provide service provider network and systems management frameworks including Hewlett Packard and Team Telecom, Inc.; and (iv) vendors who provide niche management applications. In the future, as we enter new markets, we expect that such markets may have additional, market-specific competitors. In addition, because there are relatively low barriers to entry in the software market, we have become aware of new and potential entrants in portions of our market space and we expect additional competition from these and other established and emerging companies. Increased competition may result in price reductions, reduced gross margins and/or loss of market share, any of which could materially adversely affect our business, operating results or financial condition.

Some of our existing and potential customers and distributors continuously evaluate whether to design and develop their own network operations support and management applications or purchase them from outside vendors. Sometimes these customers internally design and develop their own software solutions for their particular needs and therefore may be reluctant to purchase products offered by independent vendors. As a result, we must continuously educate existing and prospective customers as to the advantages of our products versus internally developed network operations support and management applications.

Many of our current and potential competitors have longer operating histories and have significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than we do. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products or to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Existing competitors could also increase their market share by bundling products having management functionality offered by our products with their current applications. Moreover, our current and potential competitors may increase their share of the service and business assurance market through strategic alliances and/or the acquisition of competing companies. In addition, network operating system vendors could introduce new or upgrade and extend existing operating systems or environments that include management functionality offered by our products, which could render our products obsolete and unmarketable. There can be no assurance that we will be able to compete successfully against current or future competitors or that competitive pressures faced by us will not materially adversely affect our business, operating results or financial condition. See "Risk Factors—We face intense competition including from larger competitors with greater resources than our own, which could result in our losing market share or experiencing a decline in gross margins."

Intellectual Property and Other Proprietary Rights

Our success and ability to compete is significantly dependent upon our proprietary software technology. We rely on a combination of trade secret, copyright, patent and trademark laws, nondisclosure and other contractual agreements and technical measures to protect our proprietary rights. Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our products or to obtain and use information that we regard as proprietary. There can be no assurance that the steps taken by us to protect our proprietary technology will prevent misappropriation of such technology, and such protections may not preclude competitors from developing products with functionality or features similar to our products. In addition, effective patent, copyright and trade secret protection may be unavailable or limited in certain foreign countries. While we believe that our products and trademarks do not infringe upon the proprietary rights of third parties, there can be no assurance that we will not receive future communications or claims from third parties asserting that our products infringe, or may infringe, the proprietary rights of third parties. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps. Any such claims, with or without merit, could be time-consuming, result in costly litigation and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. In the event of a successful claim of product infringement against us and our failure or inability to develop non-infringing technology or license the infringed or similar technology, our business, operating results or financial condition could be materially adversely affected. See Part I, Item 3 "Legal Proceedings" for a description of pending litigation relating to claims of infringement against us.

We rely on certain software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. There can be no assurance that these third-party software licenses will continue to be available to us on commercially reasonable terms or at all. Although we believe alternative software is available from other third-party suppliers, the loss of or inability to maintain any of these software licenses or the inability of the third parties to enhance in a timely and cost-effective manner their products in response to changing customer needs, industry standards or technological developments could result in delays or reductions in our product shipments until equivalent software could be developed internally or identified, licensed and integrated, which would have a material adverse effect on our business, operating results and financial condition. See "Risk Factors—Our efforts to protect our intellectual property may not be adequate, and third parties have in the recent past claimed and may claim in the future that we are infringing their proprietary rights" and "We rely on software that we have licensed from third-party developers to perform key functions in our products."

Employees

As of September 30, 2004, we had 532 employees. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages.

We believe that our future success will depend in large part on our ability to align our employee skills and population with market requirements, including our ability to retain and even attract highly skilled managerial, sales, technical services, customer support and product development personnel. We have at times experienced and continue to experience difficulty in retaining and recruiting qualified personnel. Competition for qualified personnel in the software industry is intense, and there can be no assurance that we will be successful in retaining such personnel. Failure to do so could materially adversely affect our business, operating results or financial condition. See "Risk Factors—Failure to align our employee base with our business may adversely affect our financial results", "Risk Factors—Our restructuring of operations may not achieve the results we intend and may harm our business", and "Risk Factors—We depend on our key personnel, and the loss of any of our key personnel could harm our business."

Item 2. *Properties*

Our headquarters are located in approximately 21,935 square feet of office space in San Francisco, California under a lease that expires in January 2008. Our principal product development operations as well as our European headquarters are located in approximately 30,077 square feet of office space in London pursuant to a lease that expires in April 2009. We also maintain offices in Boston, Chicago, Dallas, McLean, New York, Santa Monica, Beijing, Dusseldorf, Frankfurt, Hong Kong, Madrid, Paris, Perth, Russia, Sao Paulo, Shanghai, Singapore, Sydney, Taipei, Tokyo, Utrecht, Vienna and Warsaw. We believe that our current facilities are adequate for our needs through the next twelve months, and that, should it be needed, suitable additional space will be available to accommodate expansion of our operations on commercially reasonable terms, although there can be no assurance in this regard.

Item 3. ***Legal Proceedings***

On December 9, 2002, Aprisma Management Technologies, Inc. ("Aprisma") filed a complaint against the Company in the U.S. District Court for the District of New Hampshire. The complaint alleges that the Company's network and systems management products, including our Netcool products, infringe six patents held by Aprisma. The complaint seeks injunctive relief as well as unspecified compensatory and enhanced damages, attorneys' fees, interest, costs and expenses. The complaint was served on the Company's counsel on February 20, 2003. The Company filed its answer to the complaint on April 11, 2003, in which the Company alleged affirmative defenses of patent invalidity and non-infringement of the patents by the Company's products, as well as other equitable defenses. The Company has also asserted counterclaims against Aprisma regarding patent invalidity, non-infringement and patent unenforceability, including without limitation on the grounds that Aprisma failed to disclose material prior art to the Patent Office. The parties are now completing discovery (the exchange of documents and the taking of depositions) and have completed the first stage of the court's hearing on the legal scope of the patents' claims. Based upon current knowledge, the Company maintains that it has not infringed and does not infringe the patents in suit, and it will continue to vigorously defend its position and pursue the counterclaims against Aprisma.

On November 10, 2003, Agilent Technologies, Inc. ("Agilent") filed a complaint against the Company in the United States District Court for the Eastern District of Virginia. The complaint alleges that the Company infringes two patents, one of which is held by Agilent and the other of which is jointly owned by Agilent and Hewlett-Packard Company ("HP"). The complaint seeks injunctive relief, as well as unspecified compensatory and enhanced damages, attorneys' fees, interest, costs and expenses. In response, the Company moved to: (i) dismiss the case or require Agilent to file a more definite statement of its claims; (ii) join HP as a necessary party; and (iii) transfer the case to the Southern District of New York, or in the alternative, to the Northern District of California. In a ruling dated April 15, 2004, the court granted Micromuse's motion to transfer and ordered that the lawsuit be moved to the United States District Court for the Southern District of New York. On October 19, 2004, the Court granted Company's motion for a more definitive statement and ordered Agilent to file an amended complaint with more specificity in its claims. The court denied the Company's motions described in (i) and (ii) above, with leave to renew such motions once Agilent has filed an amended complaint. On November 12, 2004, Agilent filed its amended complaint and the Company filed its Answer on November 30, 2004. Based upon current knowledge, the Company maintains that it has not infringed and does not infringe the patents in suit, and the Company intends to vigorously defend against the action.

Between January 12, 2004 and March 5, 2004, seven securities class action complaints were filed in the United States District Court for the Northern District of California against the Company and certain of its current and former officers and directors. In July 2004, the District Court consolidated the various actions, named Massachusetts Laborer's Pension Fund as lead plaintiff and appointed the law firm of Berman, DeValerio, Pease, Tabacco, Burt & Pucillo as lead plaintiff's counsel. In September 2004, lead plaintiff Massachusetts Laborer's Pension Fund filed a consolidated amended complaint on behalf of a purported class of purchasers of the Company's common stock. The alleged class period is January 18, 2001 through May 18, 2004. The consolidated amended complaint seeks an unspecified amount of damages and asserts causes of action for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, arising out of the Company's restatement of its previously issued financial statements for the fiscal years ended September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003, and the Company's adjustment of its preliminary consolidated financial statement information for the quarter and fiscal year ended September 30, 2003, as initially announced on October 29, 2003, and the Company's adjustment of preliminary financial information for the quarter ended December 31, 2003, as announced on February 10, 2004. On November 8, 2004, the Company and the other defendants moved to dismiss the consolidated amended complaint.

Between February 2, 2004, and March 16, 2004, certain shareholders, purporting to act on the Company's behalf, filed three derivative actions in the Superior Court of California in and for the County of San Francisco against the Company as a nominal defendant and certain of its current and former officers and directors as defendants. In April 2004, the California court consolidated the actions and appointed the law firm of Robbins, Umeda & Fink as lead plaintiffs' counsel in those actions. Plaintiffs filed a consolidated complaint in June 2004. The complaint generally alleges that, as a result of the events underlying the restatement, certain of the Company's current and former officers and directors breached their fiduciary duties to the Company and that certain current and former officers and directors engaged in insider trading in violation of California law. The plaintiffs seek unspecified damages on the Company's behalf from the defendants. On November 15, 2004, the Company and the other defendants demurred to the consolidated complaint.

On March 3, 2004, certain shareholders, purporting to act on the Company's behalf, filed a derivative action in the District Court for the Northern District of California against the Company as a nominal defendant and certain of its current and former officers and directors as defendants. Due to the similarities between this action and the derivative actions filed in California Superior Court, the District Court in July 2004 abstained from exercising jurisdiction and dismissed the action. Plaintiff filed a notice of appeal and the Ninth Circuit has set a briefing schedule for the appeal. No date for argument of the appeal has been set.

On January 15, 2004, the Securities & Exchange Commission notified the Company that it had initiated an informal inquiry regarding the circumstances leading up to the restatement of the Company's consolidated financial statements. This inquiry is ongoing and the Company is cooperating fully. It is our understanding that it is customary for the SEC to undertake an informal inquiry of many announced accounting restatements.

The Company is also subject to other pending or threatened litigation from time to time in addition to the matters specifically listed above, including other cases now pending. The Company has recorded certain liabilities it does not believe to be material related to some of the pending litigation (other than the patent and securities litigation specifically listed above) based on claims for which management believes a loss is probable and for which management can reasonably estimate the amount and range of loss.

The litigation matters specifically listed above and other pending or future litigation are inherently unpredictable, could be costly and divert our management's attention away from our business, and could have a material adverse effect on our business, financial results or condition, or cash flow. See also Risk Factors in Part II, Item 7, "Our efforts to protect our intellectual property may not be adequate, and third-parties have in the recent past claimed and may claim in the future that we are infringing their proprietary rights" and "we restated our annual and quarterly financial statements for 2001, 2002, and the first three quarters of 2003, we did not file our Annual Report on Form 10-K for fiscal year 2003 on a timely basis, and we did not file our Quarterly Report on Form 10-Q for the first quarter of 2004 on a timely basis. Litigation and regulatory proceedings regarding the restatement of our Consolidated Financial Statements could seriously harm our business."

Due to the inherent unpredictability of litigation, the Company cannot predict the outcome of these or other pending matters with any certainty. Because of the uncertainties related to both the amount and range of losses in the event of an unfavorable outcome in the lawsuits listed above or in certain other pending proceedings for which loss estimates have not been recorded, management of the Company is unable to make a reasonable estimate of the losses that could result from these matters.

Item 4. ***Submission of Matters to a Vote of Security Holders***

There were no matters submitted to a vote of security holders during the fourth quarter of the fiscal year ended September 30, 2004.

PART II

Item 5. ***Market for the Registrant's Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities***

Price Range of Common Stock

Our common stock is traded publicly on the Nasdaq National Market under our trading symbol "MUSE". The following table sets forth for the quarterly periods indicated the high and low sales prices of the common stock for the last two fiscal years:

	Fiscal 2004		Fiscal 2003	
	High	Low	High	Low
September 30	$ 6.74	$3.37	$10.09	$6.60
June 30	8.60	3.95	10.00	4.80
March 31	10.55	6.50	6.41	3.67
December 31	10.40	6.04	5.00	1.37

On November 30, 2004, the closing price of the common stock on the Nasdaq National Market was $5.26 per share. As of November 30, 2004, there were approximately 129 holders of record of the common stock.

Dividend Policy

We did not declare or pay any cash dividends on our capital stock during fiscal 2004, 2003, or 2002 and do not expect to do so in the foreseeable future. We anticipate that all future earnings, if any, generated from operations will be retained by us to develop and expand our business. Any future determination with respect to the payment of dividends will be at the discretion of the Board of Directors and will depend upon, among other things, our operating results, financial condition and capital requirements, the terms of then-existing indebtedness, general business conditions and such other factors as the Board of Directors deems relevant.

Issuer Purchases of Equity Securities

	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs(1)	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs(1)
July 1, 2004 to July 31, 2004	339,500	$4.45	339,500	
August 1, 2004 to August 31, 2004	660,500	$4.45	660,500	
September 1, 2004 to September 30, 2004	—	—	—	
Total	1,000,000	$4.45	1,000,000	1,000,000

(1) On July 22, 2004, Micromuse announced a program under which it may repurchase up to 2,000,000 shares of its common stock over the subsequent 12 months. Purchases may be made from time to time in the open market, until the close of business on July 20, 2005, and will be funded from available working capital. The number of shares to be purchased and the timing of purchases will be based on several factors, including the price of Micromuse stock, general business and market conditions, and other investment opportunities.

On May 13, 2004, Micromuse's Board of Directors approved the termination of any and all previously approved common stock repurchase programs authorized by the Board of Directors, thereby terminating the 2001 program (see Item 8, Note 5 of the Notes to the Consolidated Financial Statements).

Item 6. *Selected Financial Data*

The following selected consolidated financial data should be read in conjunction with the consolidated financial statements, the notes to the consolidated financial statements, and "Management's Discussion and Analysis of Financial Condition and Results of Operations," which are included elsewhere in this report. The consolidated statements of operations data for each of the five fiscal years in the period ended September 30, 2004, and the consolidated balance sheet data as of the end of each such fiscal year, are derived from our audited consolidated financial statements.

Consolidated Statements of Operations Data:

	Year ended September 30,				
	2004	2003	2002	2001	2000
	(In thousands, except per share amounts)				
Revenues:					
License	$ 75,996	$ 67,156	$ 78,795	$148,362	$ 90,763
Maintenance and services	70,581	58,995	60,587	64,215	32,770
Total revenues	146,577	126,151	139,382	212,577	123,533
Cost of revenues:					
License	5,203	4,520	6,535	8,034	4,998
Maintenance and services	11,983	10,567	14,444	23,705	15,554
Amortization of developed technology	5,908	4,313	3,275	3,158	1,264
Total cost of revenues	23,094	19,400	24,254	34,897	21,816
Gross profit	123,483	106,751	115,128	177,680	101,717
Operating expenses	121,300	112,726	135,079	153,033	101,219
Income (loss) from operations	2,183	(5,975)	(19,951)	24,647	498
Interest and other income, net	3,847	4,565	5,810	6,959	5,163
Provision for income taxes	(1,642)	(372)	(2,572)	(9,899)	(8,508)
Net income (loss)	$ 4,388	$ (1,782)	$ (16,713)	$ 21,707	$ (2,847)
Per share data:					
Basic net income (loss) per share	$ 0.06	$ (0.02)	$ (0.22)	$ 0.30	$ (0.04)
Diluted net income (loss) per share	$ 0.05	$ (0.02)	$ (0.22)	$ 0.28	$ (0.04)
Weighted average shares used in computing :					
Basic net income (loss) per share	79,024	76,381	74,551	72,500	68,586
Diluted net income (loss) per share	81,502	76,381	74,551	78,758	68,586

Consolidated Balance Sheets Data:

	As of September 30,				
	2004	2003	2002	2001	2000
	(In thousands)				
Cash and cash equivalents	$ 90,781	$ 89,385	$117,218	$138,261	$ 83,679
Working capital	$ 71,981	$ 70,906	$114,173	$128,518	$ 96,724
Total assets	$284,353	$277,687	$261,637	$273,655	$197,011
Retained earnings (accumulated deficit)	$ 867	$ (3,521)	$ (1,739)	$ 14,974	$ (6,733)
Total stockholders' equity	$209,267	$203,756	$192,625	$200,834	$152,724

Quarterly Financial Data:

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
	(In thousands, except per share amounts)			
Fiscal 2004:				
Revenues	$36,278	$34,825	$38,285	$37,189
Gross profit	$30,510	$28,690	$32,462	$31,821
Income (loss) from operations	$ 4,649	$ (3,456)	$ 45	$ 945
Net income (loss)	$ 4,927	$ (2,486)	$ 559	$ 1,388
Basic net income (loss) per share	$ 0.06	$ (0.03)	$ 0.01	$ 0.02
Diluted net income (loss) per share	$ 0.06	$ (0.03)	$ 0.01	$ 0.02

	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Fiscal 2003:				
Revenues	$33,707	$32,925	$32,116	$27,403
Gross profit	$28,846	$28,028	$27,337	$22,540
Income (loss) from operations	$ 2,212	$ 379	$ (924)	$ (7,642)
Net income (loss)	$ 3,926	$ 1,216	$ (224)	$ (6,700)
Basic net income (loss) per share	$ 0.05	$ 0.02	$ 0.00	$ (0.09)
Diluted net income (loss) per share	$ 0.05	$ 0.02	$ 0.00	$ (0.09)

Item 7. *Management's Discussion and Analysis of Financial Condition and Results of Operations*

The following discussion and analysis should be read in conjunction with "Selected Financial Data" and our Consolidated Financial Statements and Notes thereto included elsewhere in this Form 10-K. This document contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in such forward-looking statements. Factors that might cause such differences include, but are not limited to, fluctuations in customer demand, risks associated with competition and risks identified in our most recent Securities and Exchange Commission filings, including, but not limited to, those discussed in this Form 10-K under the heading "Risk Factors."

Restatement of Financial Statements

The Company previously restated its consolidated financial statements for the fiscal years ended September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003. All applicable financial information contained in this Annual Report on Form 10-K gives effect to these restatements. Accordingly, the financial statements for those fiscal periods described above that have been included in the Company's filings with the Securities and Exchange Commission or in announcements prior to our Form 10-K and Forms 10-Q filed on May 17, 2004 (and press release issued on that date) should not be relied upon. Please see our Annual Report on Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004, and our Quarterly Report on Form 10-Q/A for the three months ended June 30, 2003, as filed on May 17, 2004, for additional information regarding the restatement and adjustments.

The net effect of all of the restatement adjustments was to decrease the Company's net loss by $2.3 million in fiscal year 2003, to decrease the Company's net loss by $964 thousand in fiscal year 2002, and to increase the Company's net income by $438 thousand in fiscal year 2001. The Company's consolidated statements of cash flows have been restated to reflect the reclassification of changes in assets and liabilities during the period as discussed above.

Overview

Micromuse Inc. develops, markets and supports a family of scalable, highly configurable, rapidly deployable software solutions that enable fault management and service assurance—the effective monitoring and management of multiple elements underlying an Information Technology infrastructure, including network devices, computing systems and applications, and the mapping of these elements to the business services they impact. The Company was founded in 1989 and subsequently developed our Netcool/OMNIbus software, which we began shipping in January 1995. The Company continues to develop and enhance our Netcool family of products with more than 60 new products, product enhancements and integrations occurring during the fiscal year ended September 30, 2004. All of our revenues continue to be derived from licenses for our Netcool family of products and related maintenance, training and consulting services. We currently expect that Netcool-related revenues will continue to account for all or substantially all of our revenues for the foreseeable future. As a result, our future operating results are dependent upon continued market acceptance of our Netcool products and enhancements thereto.

As of September 30, 2004, we had licensed our Netcool products to approximately 1,780 customers worldwide in comparison to approximately 1,600 customers in fiscal year 2003. This increase reflects the continued growth in customers in the enterprise sector, which generated 36% of total revenue in the fiscal year ended September 30, 2004, compared with 40% in the fiscal year ended September 30, 2003 and new customer growth in emerging geographical markets. We license our software through our direct sales force, OEMs and value-added resellers. Revenues from OEMs and resellers combined accounted for approximately 46%, 48% and 48% of our total license revenues for fiscal 2004, 2003 and 2002, respectively. Our ability to achieve significant additional revenue growth in the future will depend substantially on our success in recruiting and training sufficient sales and technical services personnel, maintaining our current distribution relationships and establishing additional relationships with OEMs, resellers and systems integrators.

Revenue increased by $20.4 million or 16% in fiscal 2004 compared to fiscal 2003. This increase was primarily attributable to the growth of revenues in certain international markets which increased by 51% compared to fiscal 2003, as well as due to an increasing impact of the economic recovery and a return to stability in the telecommunications sector. The decrease in revenue in fiscal 2003 and 2002 was primarily attributable to the economic slowdown that limited the overall capital spending of existing and potential customers especially in the telecommunications market. Our ability to achieve significant additional revenue growth and increased profitability in the future will depend substantially on our success in establishing an appropriate strategy to meet ongoing general economic and individual market conditions, increased diversification across market sectors, and increased market penetration in emerging growth markets such as Central and Eastern Europe and the Asia Pacific region.

Operating expenses in fiscal 2004 increased by $8.6 million or 8% compared to fiscal 2003. This increase was caused primarily by professional fees and costs of $5.6 million relating to the restatement described above under "Restatement of Financial Statements" in this section. This increase also includes $3.5 million of additional professional service fees associated with pending litigation not associated with the restatement in fiscal 2004 as compared to fiscal 2003 and a $4.3 million increase in G&A, offset by a $4.8 million decrease in restructuring costs. Operating expenses in fiscal 2003 decreased from fiscal 2002 primarily due to reductions in headcount.

We expect significant expenses for professional fees to continue during fiscal 2005 and perhaps beyond due to pending litigation. We currently estimate that professional service fees associated with pending litigation will be in the range of $5 million to $6 million during fiscal 2005. Actual fees incurred may be higher or lower depending on many factors beyond our control. See Part I, Item 3—"Legal Proceedings" for additional information on current legal proceedings. We also expect significant increases in operating expenses related to the implementation of the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We currently estimate that professional service fees associated with the implementation of Section 404 will be in the range of $1.0 million to $1.5 million during fiscal 2005.

As a result of our multinational operations and sales, our operating results are subject to significant fluctuations based upon changes in the exchange rates of certain currencies, particularly the British pound, in relation to the U.S. dollar. For example, while our United States headquarters is located in San Francisco,

California, our principal product development operations are located in London, England. As a result, a substantial portion of our costs and expenses are denominated in currencies other than the U.S. dollar. The increase in revenue in fiscal 2004 was impacted positively by exchange rates, primarily the strengthening British Pound, by approximately $3 million. This was offset by the impact of the same exchange rates on expenses, with the net impact in fiscal 2004 being insignificant to the operations. For the fiscal years ended September 30, 2004, 2003 and 2002, license, maintenance and service revenues from customers located outside of the United States accounted for 51%, 39% and 49% of our total revenues, respectively. See Note 8 "Geographic and Segment Information" of Notes to Consolidated Financial Statements. Although we will continue to monitor our exposure to currency fluctuations, there can be no assurance that exchange rate fluctuations will not have a material adverse effect on our business and operating results.

Critical Accounting Policies and Estimates

Our discussion and analysis of our financial condition and results of operations are based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an ongoing basis, we evaluate our estimates, including, but not limited to, revenue recognition, bad debts, intangible assets, contingencies and litigation. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

We believe the following are the critical accounting policies and estimates that are used in the preparation of the consolidated financial statements:

Revenue Recognition. Our revenues are derived from license revenues for our Netcool family of products, as well as associated maintenance, consulting and training services revenues. We recognize revenue in accordance with Statement of Position 97-2, *Software Revenue Recognition* (SOP 97-2), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* (SOP 98-9), and recognize revenue using the residual method. Under the residual method, revenue is recognized when vendor specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e., maintenance and professional services), but does not exist for one or more of the delivered elements in the arrangement (i.e., the software product). We allocate revenue to each undelivered element based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. We determine the fair value of the maintenance portion of the arrangement based on the renewal price charged to the customer when maintenance is sold separately or the option price for annual maintenance renewals included in the underlying customer contracts. The fair value of the professional services portion of the arrangement is based on the hourly rates that we charge for these services when sold independently from a software license. If evidence of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that these elements are delivered.

For all of our software arrangements, we defer revenue for the fair value of the undelivered elements and recognize revenue for the delivered elements when the basic criteria of SOP 97-2 have been met—(1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable. We evaluate each as follows:

- Persuasive evidence of an arrangement exists: For license arrangements with end-users, an arrangement is evidenced by a written contract, which is signed by both the customer and the Company, or a purchase order from those customers who have previously negotiated a standard license arrangement with us. Sales to our resellers are evidenced by a master agreement governing the relationship together with a purchase order on a transaction-by-transaction basis. For certain of our OEM arrangements, an arrangement is evidenced on receipt of a delivery notification to the end user. Further, in the case of arrangements with resellers and OEMs, evidence of sell-through to an end user is required as additional evidence that the arrangement exists. Evidence of sell-through usually comes in the form of a purchase order or contract identifying the end user and sell-through shipping reports, identifying the "ship to" location.

- Delivery has occurred: Delivery to both our direct customers and our resellers and OEMs is considered to have occurred when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to the licensed programs.
- Fixed or determinable fee: The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment. If the arrangement fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable.
- Collection is probable: The Company conducts a credit review for all significant transactions at the time of the arrangement to determine the creditworthiness of the customer. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, the Company defers the revenue and recognizes the revenue upon cash collection.

Maintenance revenues from ongoing customer support and product upgrades are deferred and recognized ratably over the term of the maintenance agreement, typically 12 months. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are nonrefundable. Revenues for professional services are recognized as the services are performed. Professional services generally are not essential to the functionality of the software. Our software products are fully functional upon delivery and do not require any significant modification or alteration.

Deferred revenue includes revenue not yet recognized as a result of deferred maintenance, professional services not yet rendered and license revenue deferred until all the requirements of SOP 97-2 are met.

Allowance for Doubtful Accounts. We regularly review the adequacy of our allowance for doubtful accounts after considering the size of the accounts receivable aging, the age of each invoice, each customer's expected ability to pay and our collection history with each customer. We review any invoice greater than 30 days past due to determine if a specific allowance is appropriate based on its risk category. In addition, we maintain a general reserve for all invoices by applying a percentage to each 30-day age category. In determining these percentages, we analyze our historical collection experience by region and current economic trends. If the historical data we use to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected. However, historically the reserve has proven to be adequate.

Circumstances that have caused revisions to the allowance calculation have been primarily due to the contraction of the overall economy. Deterioration in the economy could result in more customers being placed in the specific reserve category, thereby increasing our reserve estimate and negatively impacting operating results.

Impairment Assessments. We review the carrying amount of goodwill for impairment on an annual basis in accordance with Statement of Financial Accounting Standards (SFAS) No. 142, *Goodwill and Other Intangible Assets.* In addition we perform an impairment assessment of goodwill and other intangible assets whenever events or changes in circumstances indicate that the carrying value of goodwill and other intangible assets may not be recoverable. Significant changes in circumstances can be both internal to our strategic and financial direction, as well as changes to the competitive and economic landscape. Changes in circumstances that are considered important for asset impairment include, but are not limited to, a decrease in our market capitalization, contraction of the telecommunications industry, reduction or elimination of geographic economic growth, reductions in our forecasted growth and significant changes to operating costs.

As part of our impairment assessment, we examine economic conditions, products, customer base and geography. Based on these criteria, we determine which products we will continue to support and sell and, thereby, determine which assets will continue to have future strategic value and benefit. If indicators suggest the carrying value of our long-lived assets may not be recoverable we then estimate the fair value of these long-lived assets based on the sum of the expected discounted future cash flows expected to result from the use of the assets and their eventual disposition under the requirements of SFAS No. 144, *Accounting for the Impairment or Disposal of Long-Lived Assets*.

Allowance for Returns. For customers having a right of return, the Company estimates future returns based on historical experience and other assumptions, to determine if an allowance is appropriate. To date, the Company has experienced an immaterial level of returns, and as a result, the Company's allowance for returns has been insignificant. If historical data used to calculate the allowance for returns does not reflect actual future returns, additional provisions for returns may be needed and future results of operations could be materially affected. However, historically the reserve has proven to be adequate.

Restructuring-related Assessments. Our critical accounting policy and judgment as it relates to restructuring-related assessments in accordance with Emerging Issues Task Force (EITF) No. 94-3 *Liability Recognition for Certain Employee Benefits and Other Costs to Exit an Activity (including certain costs incurred in a restructuring)* and SFAS No. 146 *Accounting for Costs Associated with Exit or Disposal Activities* includes our estimate of the loss related to facility costs and severance-related costs. To determine the facility costs, which are the loss after our cost recovery efforts from subleasing a building, certain estimates were made related to the (1) time period over which the relevant building would remain vacant, (2) sub-lease terms, and (3) sub-lease rates, including common area charges. This lease loss is an estimate and will be adjusted in the future upon triggering events (such as changes in estimates of time to sub-lease and actual sub-lease rates). In the quarter ended September 30, 2002, the fiscal 2002 restructuring plan resulted in the elimination of excess facilities. In the quarter ended June 30, 2003, as a result of a potential tenant terminating negotiations with us, an additional restructuring charge of $1.7 million was incurred on property leases relating to the fiscal 2002 restructuring plan. The fiscal 2003 restructuring plan, which was announced during the quarter ended December 31, 2002, resulted in a decrease of the Company's workforce by 117 employees and total restructuring charges of $3.1 million, relating to severance and employment related charges.

To determine the severance and employment-related charges, we have made certain estimates as they relate to severance benefits including the remaining time employees will be retained, the estimated severance period, health benefits and other termination costs as well as the estimated legal costs. Severance and employment-related charges for the fiscal 2003 restructuring plan could be higher than we have estimated should there be additional arbitration and legal proceedings.

Legal Contingencies. The Company is subject to various claims and legal actions arising in the ordinary course of business. We have accrued for estimated losses in the accompanying consolidated financial statements for those matters where we believe that the likelihood that a loss has occurred is probable and the amount of loss is reasonably estimable. Although we currently believe that we have adequately accrued for estimable and probable losses regarding the outcome of outstanding legal proceedings, claims and litigation involving us and that such outcome will not have a material adverse effect on our business, results of operations or financial condition, litigation is inherently uncertain, and there can be no assurance that existing or future litigation will not have a material adverse effect on our business, results of operations or financial condition or that the current amount of accrued losses is sufficient for any actual losses that may be incurred.

Accrued Commission Policy. The Company accounts for commission accruals and related expenses to reflect a liability in the period the obligation arose for the actual amounts to be paid, with the related expense being recorded in the period in which the related revenue was recognized. The Company calculates the total commission liability for all valid purchase orders or approved written contracts received in the period and adjusts the expense for purchase orders or approved written contracts not recognized as revenue in the period because they did not meet one or more of the revenue recognition requirements of SOP 97-2.

Non-GAAP Financial Results

We prepare and release quarterly unaudited financial statements prepared in accordance with generally accepted accounting principles ("GAAP"). We also disclose and discuss certain non-GAAP financial information in the related earnings release and investor conference call. This non-GAAP financial information excludes certain non-cash and special charges, consisting primarily of the amortization and impairment of goodwill and other intangible assets, write-off of in-process research and development, restructuring costs, costs of the internal inquiry and restatement, certain stock-based compensation, executive recruiting costs, and related income tax effects. We believe the disclosure of the non-GAAP financial information helps investors more meaningfully evaluate the results of our ongoing operations. However, we urge investors to carefully review the GAAP financial information included as part of our Quarterly Reports on Form 10-Q, our Annual Reports on Form 10-K, and our quarterly earnings releases.

Results of Operations

The following table sets forth certain items in our consolidated statements of operations as a percentage of total revenues, except as indicated:

	Year ended September 30,		
	2004	2003	2002
As a Percentage of Total Revenues:			
Revenues:			
License	51.8 %	53.2 %	56.5 %
Maintenance and services	48.2 %	46.8 %	43.5 %
Total revenues	100.0 %	100.0 %	100.0 %
Cost of revenues:			
License	3.5 %	3.6 %	4.7 %
Maintenance and services	8.2 %	8.4 %	10.4 %
Amortization of developed technology	4.0 %	3.4 %	2.3 %
Total cost of revenues	15.7 %	15.4 %	17.4 %
Gross profit	84.3 %	84.6 %	82.6 %
Operating expenses:			
Sales and marketing	40.4 %	47.8 %	52.3 %
Research and development	21.4 %	23.2 %	23.3 %
General and administrative	17.0 %	13.5 %	12.4 %
Restatement and related costs	3.9 %	—	—
Amortization of goodwill and other intangible assets	0.1 %	1.0 %	5.9 %
Restructuring costs	—	3.8 %	3.1 %
Total operating expenses	82.8 %	89.3 %	97.0 %
Income (loss) from operations	1.5 %	(4.7)%	(14.4)%
Interest and other income, net	2.6 %	3.6 %	4.2 %
Income (loss) before provision for income taxes	4.1 %	(1.1)%	(10.2)%
Provision for income taxes	1.1 %	0.3 %	1.9 %
Net income (loss)	3.0 %	(1.4)%	(12.1)%
As a Percentage of Related Revenues:			
Cost of license revenues	6.8 %	6.7 %	8.3 %
Cost of maintenance and services revenues	17.0 %	17.9 %	23.8 %

Revenues

Total revenues were $146.6 million, $126.2 million and $139.4 million in fiscal 2004, 2003 and 2002, respectively. License revenues were $76.0 million, $67.2 million and $78.8 million in fiscal 2004, 2003 and 2002, respectively. Fiscal 2004 quarterly total revenue was $36.3 million, $34.8 million, $38.3 million and $37.2 million for the 4th quarter, 3rd quarter, 2nd quarter and 1st quarter, respectively compared to fiscal 2003 quarterly total revenue of $33.7 million, $32.9 million, $32.1 million, and $27.4 million for the 4th quarter, 3rd quarter, 2nd quarter, and 1st quarter, respectively. This quarterly revenue growth in fiscal 2004 compared to fiscal 2003 was primarily attributable to an increasing impact of the economic recovery and a return to stability in the telecommunications sector, and the related growth in our customer base to approximately 1,780 customers in fiscal 2004 from approximately 1,600 in fiscal 2003. The telecommunications and ISP sector generated 64% of fiscal 2004 revenue, as compared to 60% in fiscal 2003. The increase in customers reflects the continued growth in new customers in the enterprise sector, which generated 36% of total revenue in the fiscal year ended September 30, 2004, compared with 40% in the fiscal year ended September 30, 2003 and customer growth in emerging geographical markets including Central and Eastern Europe and Asia Pacific.

Maintenance and service revenues were $70.6 million, $59.0 million and $60.6 million in fiscal 2004, 2003 and 2002 respectively. The increase in maintenance and services revenue in fiscal 2004 is primarily the result of providing maintenance and services to a larger installed customer base. The decrease in maintenance and service revenue in fiscal 2003 was primarily a result of lower services revenue primarily as a result of our resellers providing increased consulting services directly to the end users of our software. The percentage of our total revenues attributable to licensing our software was 52%, 53% and 57% fiscal 2004, 2003 and 2002, respectively. Maintenance and services revenues accounted for 48%, 47% and 43% in fiscal 2004, 2003 and 2002, respectively.

Revenues from U.S. operations were 49%, 61% and 51% of total revenues in fiscal 2004, 2003 and 2002, respectively. International revenues include all revenues other than those from the United States and are based on location of the customer. See Note 8 of the Notes to Consolidated Financial Statements.

To date, our revenues have resulted primarily from sales to the telecommunications industry, including internet service providers (ISPs). License revenues from telecommunications industry customers and ISPs combined accounted for 61%, 60% and 74% of our total license revenues in fiscal 2004, 2003 and 2002, respectively. Also, one third-party distributor, Cisco Systems, Inc, accounted for approximately 19%, 24% and 16% of revenues in fiscal 2004, 2003 and 2002, respectively. No one end user accounted for more than 10% of total revenue for fiscal 2004, 2003 and 2002.

Cost of Revenue

Cost of license revenues consists primarily of technology license fees paid to third-party software vendors and the costs of software media, packaging and production. Cost of license revenues as a percentage of license revenues were 6.8%, 6.7% and 8.3% in fiscal 2004, 2003 and 2002, respectively. The fiscal 2004 cost of license as compared to fiscal 2003 has remained constant as a percentage of revenue. The decrease in fiscal 2003 over the year 2002 was primarily due to the re-negotiation of an expired time based royalty contract.

Cost of maintenance and service revenues consists primarily of personnel-related costs incurred in providing maintenance, consulting and training to customers. Cost of maintenance and service revenues decreased as a percentage of maintenance and service revenues to 17.0% in fiscal 2004, and 17.9% in fiscal 2003 and from 23.8% in fiscal 2002. The improvements in fiscal 2004 over fiscal 2003 and in fiscal 2003 over fiscal 2002 were principally due to a proportionally greater percentage of higher-margin maintenance revenues as compared to services revenue.

Cost of the amortization of developed technology relates to the amortization of developed technology acquired in the acquisitions of CAN, NetOps Corporation, RiverSoft plc, Lumos Technologies Inc. and NHI over two to six years. The increase in each of the fiscal years is due to additional acquisitions in the preceding fiscal year.

Operating Expenses

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of salaries, commissions and bonuses earned by personnel engaged in sales, technical presales and marketing activities, as well as the costs of trade shows, public relations, marketing materials and other marketing activities. Sales and marketing expenses were $59.3 million, $60.3 million and $72.9 million in fiscal 2004, 2003 and 2002, respectively. Sales and marketing expense decreased $1.0 million in fiscal 2004 compared to fiscal 2003 due to a decrease of $2.9 million in sales compensation, of which $1.3 million resulted from the expiration of a contract for which sales commission had previously been accrued, with the remaining compensation decrease due to a 9% headcount reduction offset by increased travel costs of $0.8 million, facility costs of $0.7 million and marketing costs of $0.2 million. The decrease in fiscal 2003 from fiscal 2002 was mainly a result of lower sales commissions on revenues that declined 9% and 34% in fiscal 2003 and 2002 respectively, and also decreasing personnel related costs resulting from the reduction in sales and marketing headcount of 23% and 17% in fiscal 2003 and 2002 respectively. Sales and marketing expenses represented 40.4%, 47.8% and 52.3% of total revenues in fiscal 2004, 2003 and 2002, respectively. We anticipate that our sales and marketing expenses in the coming year will increase in absolute dollars but will vary as a percentage of revenues.

Research and Development Expense

Research and development expenses consist primarily of salaries and other personnel-related expenses and the costs of computer systems and software development tools. Research and development expenses were $31.4 million, $29.4 million and $32.4 million in fiscal 2004, 2003 and 2002, respectively. The increase in fiscal 2004 as compared to fiscal 2003 is attributable to staffing the research and development department established in Asia Pacific at the end of 2003. The decrease in fiscal 2003 from fiscal 2002 was primarily due to decreased personnel related costs as a result of reductions in headcount. Research and development expenses represented 21.4%, 23.2% and 23.3% of total revenues in fiscal year 2004, 2003, and 2002, respectively. We anticipate that our research and development expenses in the coming year will increase in absolute dollars but will vary as a percentage of revenues. To date, all research and development costs have been expensed as incurred. See Note 1 of Notes to Consolidated Financial Statements.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs for administration, finance, information systems, legal and human resources, as well as professional fees, other general corporate expenses and bad debt expense. General and administrative expenses were $24.8 million, $17.0 million and $17.2 million in fiscal 2004, 2003 and 2002, respectively. The fiscal 2004 increase is attributable primarily to an increase of $3.5 million of professional service fees associated with pending litigation in fiscal 2004 as compared to fiscal 2003. In addition, the increase is attributable to costs associated with additional accounting, audit and tax fees subsequent to the restatement in the amount of $1.1 million, increased salary and recruiting fees of $2.5 million, and an increase in facility costs of $0.4 million. The decrease in fiscal 2003 compared to fiscal 2002 is a result of a net reduction in the bad debt reserve requirement due to an improvement in the accounts receivable aging profile offset by increases in professional fees. We anticipate that our general and administrative expenses in the coming year will increase in absolute dollars, due to ongoing litigation and ongoing Section 404 implementation costs, and will vary as a percentage of revenues.

Restatement and Related Costs

Restatement and related costs consists of professional fees associated with the retention of independent legal counsel and forensic accountants separate from our independent auditors to assist with the investigation undertaken by the Audit Committee of the Company's Board of Directors in connection with the restatement of financial statements described above under "Restatement of Financial Statements" in this section. This increase also includes unanticipated professional fees to our independent auditors in connection with the delayed completion of the audit of our financial statements for fiscal year 2003, and the fees payable to an accounting firm (separate from the forensic accountants and independent auditors) that we retained to assume day-to-day responsibility for the restatement process from January 2004 to May 2004 including assistance in the preparation of our fiscal year 2003 Form 10-K and Forms 10-Q for the first two fiscal quarters of fiscal 2004. The Company incurred $5.6 million in total accounting and legal fees associated with this investigation and related matters in fiscal 2004.

Amortization of Goodwill and Other Intangible Assets

Amortization of goodwill and other intangible assets result from the acquisition of CAN, NetOps, RiverSoft, Lumos and NHI.

On December 28, 1999, the Company acquired all of the outstanding stock of CAN, a privately-held developer of network auto-discovery technology, and we recorded goodwill and other intangible assets of approximately $31.7 million in fiscal 2000.

On July 18, 2000, the Company acquired all of the outstanding stock of NetOps, a privately-held developer of diagnostic technology, and we recorded goodwill and other intangible assets of approximately $21.2 million in fiscal 2000.

On August 6, 2002, the Company completed the acquisition of RiverSoft, a publicly-held developer of flexible object modeling and root-cause analysis technology, and we recorded goodwill of $13.2 million and other intangible assets of approximately $2.3 million in fiscal 2002.

On December 19, 2002, the Company acquired all of the outstanding stock of Lumos Technologies Inc., a privately-held developer of sophisticated technology for managing Layer 1 networks, and we recorded goodwill of $1.7 million and other intangible assets of approximately $1.7 million in fiscal 2003.

On August 19, 2003, the Company completed its acquisition of NHI, a privately-held developer of core data collection technology that gathers realtime information across the IT infrastructure, and we recorded goodwill of $17.1 million and other intangible assets of approximately $6.2 million in fiscal 2003.

Amortization of goodwill and other intangible assets relating to our acquisitions of CAN, NetOps, RiverSoft, Lumos and NHI was $0.2 million, $1.2 million and $8.2 million for fiscal 2004, 2003 and 2002, respectively. The charges reflect the amortization of the goodwill and other intangible assets over estimated useful lives of six months to six years. The decrease in fiscal 2004 from 2003 is mainly due to certain intangibles that have been fully amortized in prior periods. The decrease in fiscal 2003 from fiscal 2002 was mainly due to the adoption of SFAS No. 142, which changed the accounting for goodwill from an amortization method to an impairment-only approach. Goodwill amortization was $0.0 million, $0.0 million and $7.2 million for fiscal 2004, 2003 and 2002, respectively. The amortization of other intangible assets was $0.2 million, $1.2 million and $1.0 million in fiscal 2004, 2003 and 2002 respectively. (See Item 8, Notes 1 and 4 of the Notes to Consolidated Financial Statements.)

Restructuring Costs

During the fiscal year ended September 30, 2003 and 2002, we incurred $4.8 million and $4.4 million, respectively, in restructuring costs. (See Restructuring related assessment under Critical Accounting Policies and also Item 8, Note 10 of the Notes to Consolidated Financial Statements.)

Interest and Other Income, net

Interest and other income predominately relates to the interest earned from our holdings of cash equivalents and investments. Interest and other income was $3.8 million, $4.6 million and $5.8 million in fiscal 2004, 2003 and 2002, respectively. The continued decrease in each fiscal year was primarily due to decreases in interest rates.

Provision for Income Taxes

The provision for income taxes was $1.6 million, $0.4 million and $2.6 million for fiscal 2004, 2003 and 2002, respectively. The increase in fiscal 2004 from fiscal 2003 was mainly as a result of increased taxable income. The decrease in fiscal 2003 from fiscal 2002 was mainly a result of declining taxable income. Although, in fiscal 2003 and 2002, we had a loss before income tax, we had a tax expense as we had taxable income in certain tax jurisdictions, which could not be offset against losses in other tax jurisdictions. (See Item 8, Note 6, "Provision for Income Taxes" of the Notes to Consolidated Financial Statements for NOL carryforward and other income tax details).

Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-01 were effective for Micromuse's fourth quarter of fiscal 2004. We do not expect the adoption of EITF 03-01 to have a material affect on our results of operations and financial condition. The Company has complied with the quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 for the fiscal year ended September 30, 2004.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which was amended by FIN 46R issued in December 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. This Interpretation applies immediately to VIEs created after January 31, 2003. It also applies in the first fiscal year or interim period ending after March 15, 2004, to VIEs created before February 1, 2003 in which an enterprise holds a variable interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the company will hold a significant variable interest in, or have significant involvement with, an existing VIE. We have completed our review of the requirements of FIN 46 and as a result of our review; no entities were identified requiring disclosure or consolidation under FIN 46.

Liquidity and Capital Resources

As of September 30, 2004, we had $90.8 million in cash and cash equivalents and $102.8 million in marketable securities, as compared to $89.4 million in cash and cash equivalents and $100.7 million in marketable securities as of September 30, 2003. The net increase in cash and cash equivalents and marketable securities for fiscal 2004 was due primarily to cash provided by operating activities of $8.4 million and proceeds from issuance of common stock of $4.4 million. These sources of cash and cash equivalents and marketable securities were partially offset by capital expenditures of $3.2 million, net purchases of marketable securities of $2.1 million and open market purchases of our stock of $4.5 million under our previously announced stock repurchase program. The most significant adjustments to reconcile net income to net cash provided by operating activities were depreciation and amortization expenses of $9.8 million, the increase in net accounts receivables of $6.5 million which was primarily the result of increased revenue in fiscal 2004 compared to fiscal 2003, the net increase in prepaid expenses and other current assets of $2.6 million which was primarily as a result of the Company entering into prepaid time based royalty contracts during fiscal 2004, the net decrease in accounts payable of $2.6 million primarily as a result of a greater percentage of payables becoming due in the final quarter of fiscal 2004 in comparison to fiscal 2003, and the net increase in deferred revenue of $3.9 million which is attributable to the increase in customer base in fiscal 2004.

As of September 30, 2003, we had $89.4 million in cash and cash equivalents and $100.7 million in marketable securities, as compared to $117.2 million in cash and cash equivalents and $70.4 million in marketable securities as of September 30, 2002. The net decrease in cash and cash equivalents was due primarily to net purchases of marketable securities of $30.3 million and net cash outflows of $25.8 million from two cash-based acquisitions. These outflows of cash and cash equivalents were partially offset by cash provided by financing activities of $13.4 million from the issuance of common stock and cash provided by operating activities of $18.3 million. The most significant adjustments to reconcile net loss to net cash provided by operating activities were depreciation and amortization expenses of $11.8 million, the net decrease in accounts receivable of $4.5 million which was primarily as a result of receivables falling due earlier in the final quarter of fiscal 2003 compared to fiscal 2002, the net increase in accounts payable of $3.9 million primarily as a result of a greater percentage of payables not becoming due in the final quarter of fiscal 2003 in comparison to fiscal 2002, the net decrease in accrued expenses of $4.3 million primarily attributable to the decrease in payroll and commission related accruals from $12.8 million to $10.5 million as a result of headcount reductions, and the net increase in deferred revenue of $4.0 million which is attributable to the increase in customer base in fiscal 2003.

Off-Balance Sheet Arrangements

We do not have any financial partnerships with unconsolidated entities, such as entities often referred to as structured finance or special purpose entities, which are often established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes. Accordingly, we are not exposed to any financing, liquidity, market or credit risk that could arise if we had such relationships.

Contractual Obligations

The following summarizes our contractual obligations at September 30, 2004 and the effect the contractual obligations is expected to have on our liquidity and cash flow in future periods (in millions).

			Payment Due By Period		
	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Operating leases	$18.5	$5.5	$7.7	$4.2	$1.1

Operating lease commitments include amounts due for future lease payments on facilities we have exited as part of our restructuring activities.

We believe that our current cash balances and the cash flows generated by operations, if any, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for the next 12 months. Thereafter, if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional equity or convertible debt securities or obtain credit facilities. The decision to sell additional equity or debt securities could be made at any time and would likely result in additional dilution to our stockholders. A portion of our cash may be used to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. From time to time, in the ordinary course of business, we evaluate potential acquisitions of such businesses, products or technologies.

In addition, as noted above in "Overview" and "Restatements and Related Costs" of this Item 7, "Management's Discussion and Analysis" section, we expect significant expenses for professional fees to continue in subsequent quarters during fiscal 2005, and perhaps beyond, due to pending litigation. We currently estimate that professional service fees associated with pending litigation will be in the range of $5 million to $6 million during fiscal 2005. Actual fees incurred may be higher or lower depending on many factors beyond our control. See Part I, Item 3—"Legal Proceedings" for additional information on current legal proceedings. We also expect significant increases in operating expenses related to the implementation of the internal control requirements of Section 404 of the Sarbanes-Oxley Act of 2002 ("Section 404"). We currently estimate that professional service fees associated with the implementation of Section 404 will be in the range of $1.0 million to $1.5 million during fiscal 2005.

Working Capital

Our working capital was $72.0 million at September 30, 2004 compared to $70.9 million at September 30, 2003, an increase of $1.1 million or 1.6%. The increase in working capital was primarily the result of the $7.3 million decrease in cash and short-term investments, the $6.5 million increase in net accounts receivables, the $2.6 million increase in other current assets, the $2.6 million decrease in accounts payable, and the $3.1 million increase in deferred revenue.

RISK FACTORS

The following factors, in addition to the other information contained in this Form 10-K, should be considered carefully in evaluating the Company and our prospects. This Form 10-K (including without limitation the following Risk Factors) contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) regarding the Company and our business, financial condition, results of operations and prospects. Words such as "expects," "anticipates," "intends," "plans," "believes," "seeks," "estimates" and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this Form 10-K. Additionally, statements concerning future matters such as the development of new products, enhancements or technologies, possible changes in legislation and other statements regarding matters that are not historical are forward-looking statements.

Although forward-looking statements in this Form 10-K reflect the good faith judgment of our management, such statements can only be based on facts and factors we currently know about. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, those discussed below or elsewhere in this Form 10-K. Readers are urged not to place undue reliance on these forward-looking statements, which speak only as of the date of this Form 10-K. We undertake no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this Form 10-K.

Our operating results may vary as a result of economic uncertainties.

We face uncertainty in the degree to which the economic slowdown experienced over the 2001 to 2003 fiscal years will continue to negatively affect growth and capital spending by our existing and potential customers. We continue to experience instances of customers delaying or deferring licenses of our software and maintenance agreement, and longer lead times needed to close our customer sales. In addition, recent political turmoil in many parts of the world, including terrorist and military actions, may continue to put pressure on global economic conditions. Although there have been signs of improvement in general economic conditions, the improved conditions may not continue or lead to significantly improved demand for our software. If the economic conditions that affect our customers and our part of the software industry in the United States and globally do not show continued improvement, or if we experience a worsening in the global economic slowdown, we may continue to experience material adverse impacts on our business, operating results, and financial condition. We may not be able to accurately anticipate the magnitude of these impacts on future quarterly and annual results.

We restated our annual and quarterly financial statements for 2001, 2002, and the first three quarters of 2003, we did not file our Annual Report on Form 10-K for fiscal year 2003 on a timely basis, and we did not file our Quarterly Report on Form 10-Q for the first quarter of 2004 on a timely basis. Litigation and regulatory proceedings regarding the restatement of our Consolidated Financial Statements could seriously harm our business.

On December 30, 2003, we announced that we would not be able to file our Annual Report on Form 10-K on a timely basis, that we had initiated an internal inquiry regarding the accounting for certain items, and that we expected that this inquiry would lead to a restatement of historical financial statements. On February 10, 2004, we announced that the filing of our Form 10-Q for the first quarter of fiscal year 2004 would also be delayed. The adjustments to previously filed financial results affected our financial statements for the fiscal years ended September 30, 2002 and 2001 and our quarterly financial statements for the quarters ended December 31, 2000 through June 30, 2003. Please see our Annual Report on Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004, for additional information regarding the restatement and adjustments.

Due to the failure to timely file our periodic reports described above, we were not in compliance with the filing requirements for continued listing on Nasdaq as set forth in Nasdaq Marketplace Rule 4310(c)(14). As a result, we made a timely request for a hearing before a Nasdaq Listings Qualifications Panel to address the filing delinquency, and the Nasdaq panel granted our request for an extension of time to complete our filings, subject to certain conditions.

In addition to conditions we fulfilled relating to filing the Form 10-K for the fiscal year ended September 30, 2003, and Forms 10-Q for the first two quarters in fiscal 2004, the Nasdaq panel decision requires the Company to file timely with the SEC all periodic reports for all reporting periods ending on or before March 31, 2005. If the Company fails to do so, it will not be entitled to a new hearing on the matter and its securities may be immediately delisted from the The Nasdaq Stock Market. If there should be any other events of noncompliance with the Nasdaq listing standards other than required SEC filings, the Company would be entitled to notice of the deficiency and an opportunity to present a definitive plan to regain compliance.

We also previously announced that the Company and certain of our former and current officers and directors have been named in several lawsuits arising from the restatement announcement. These cases are still in their early stages and we intend to defend against them vigorously. See Part I, Item 3 "Legal Proceedings" for a description of this pending litigation.

Defending against existing and potential securities and class action litigation relating to the restatement of our consolidated financial statements will likely require significant attention and resources of management and, regardless of the outcome, result in significant legal expenses. If our defenses were ultimately unsuccessful, or if we were unable to achieve a favorable settlement, we could be liable for large damage awards that could seriously harm our business and results of operations.

In addition, as previously reported, the SEC commenced an informal inquiry regarding the circumstances leading up to the restatement of our consolidated financial statements. If we are required to respond in the future to this inquiry, this could require significant diversion of management's attention and resources. For example, if the SEC elects to pursue an enforcement action, the defense against this type of action could be costly and require additional management resources. If we are unsuccessful in defending against this or other investigations or proceedings, we may face civil or criminal penalties or fines that would seriously harm our business and results of operations.

If our accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes, our business could be seriously harmed.

We evaluate our disclosure controls and procedures as of the end of each fiscal quarter, have instituted remedial measures concerning our accounting controls and procedures, and are in the process of reviewing and establishing internal control over financial reporting in order to comply with SEC rules effective for us for years ending on or after November 15, 2004, relating to internal control over financial reporting adopted pursuant to the Sarbanes-Oxley Act of 2002. However, we may not be able to prevent all instances of accounting errors or fraud in the future. Our controls and procedures do not provide absolute assurance that all deficiencies in design or operation of these control systems, or all instances of errors or fraud, will be prevented or detected. These control systems are designed to provide reasonable assurance of achieving the goals of these systems in light of legal requirements, our resources and nature of our business operations. These control systems remain subject to risks of human error and the risk that controls can be circumvented for wrongful purposes by one or more individuals in management or non-management positions. Our business could be seriously harmed by any material failure of these control systems.

Our operating results may vary from quarter to quarter, causing our stock price to fluctuate.

Our operating results have in the past, and will continue to be, subject to quarterly and annual fluctuations. Our quarterly revenues and operating results in geographic segments that we track fluctuate and are difficult to predict. It is possible that in some quarter or quarters our operating results will be below the expectations of public market analysts or investors. In such event, or in the event adverse conditions prevail, or are perceived to prevail, with respect to our business or financial markets generally, the market price of our common stock may decline significantly.

We typically realize a significant portion of our license revenues in the last month of a quarter, frequently in the last weeks or even days of a quarter. As a result, license revenues in any quarter are difficult to forecast because it is substantially dependent on orders booked and shipped in that quarter. Moreover, our sales cycle, from initial evaluation to delivery of software, varies substantially from customer to customer. Further, we base our expense levels in part on forecasts of future orders and sales, which are extremely difficult to predict. A substantial portion of our operating expenses is related to personnel, facilities, and sales and marketing programs. The level of spending for such expenses cannot be adjusted quickly and is, therefore, relatively fixed in the short term. Accordingly, our operating results will be harmed if revenues fall below our expectations in a particular quarter. In addition, the number and timing of large individual sales has been difficult for us to predict, and large individual sales have, in some cases, occurred in quarters subsequent to those we anticipated, or have not occurred at all. The loss or deferral of one or more significant sales in a quarter could harm our operating results.

Because of these fluctuations we believe that quarter-to-quarter comparisons of our operating results are not necessarily meaningful or indicative of our future performance. A number of other factors are likely to cause these variations, including:

- changes in the demand for our software products and services and the level of product and price competition that we encounter;
- the timing of new hires and our ability to attract, retain and motivate qualified personnel, including changes in our sales incentives;
- the mix of products and services sold, including the mix of sales to new and existing customers and through third-party distributors and our direct sales force;
- changes in the mix of, and lack of demand from, distribution channels through which our products are sold;
- the length of our sales cycles and the success of our new customer generation activities;
- spending patterns and budgetary resources of our customers on network management software solutions;
- product life-cycles and the timing of introductions or enhancements of products, or delays in the introductions or enhancements of our products and those of our competitors;
- market acceptance of new products;
- changes in the renewal rate of maintenance agreements;
- fluctuations in our gross margins;
- our ability to achieve targeted cost reductions;
- actual events, circumstances, outcomes and amounts differing from judgments, assumptions and estimates used in determining the value of certain assets, liabilities and other items reflected in our financial statements;
- expansion of international operations, including gains and losses on the conversion to United States dollars of accounts receivable and accounts payable arising from international operations and the mix of international and domestic revenue;
- the extent of market consolidation;
- software defects and other product quality problems; and
- the impact of the restatement of our consolidated financial statements and our legal proceedings and their potential effect on customer demand.

Therefore, operating results for a particular future period are difficult to predict and prior results are not necessarily indicative of results to be expected in future periods. Any of the foregoing factors, or others discussed elsewhere herein, could have a material adverse effect on our business, operating results, financial condition and stock price.

Failure to align our employee base with our business may adversely affect our financial results.

Over the past few years, we have added customers, personnel and expanded the scope and geographic area of our operations that have placed and will continue to place a significant strain upon our management and our operating and financial systems and resources. However, we have reduced our headcount from 660 employees on September 30, 2002 to 573 employees on September 30, 2003 to 532 employees on September 30, 2004, mainly as a result of planned reductions and attrition. Given the uncertainties discussed in this Risk Factors section, together with factors that might affect our ability to quickly expand or contract our work force around the world, it is difficult to predict future requirements for the number and type of employees in the fields and geographies in which we operate. Failure to align employee skills and populations with revenue and market requirements would have a material adverse impact on our business and its operating results.

Our restructuring of operations may not achieve the results we intend and may harm our business.

In the quarters ended September 30, 2002 and December 31, 2002, we initiated plans to streamline operations and reduce expenses, which included cuts in discretionary spending, reductions in capital expenditures, reductions in the work force and consolidation of certain office locations, as well as other steps to reduce expenses. The implementation of our restructuring plans has placed, and may continue to place, a significant strain on our managerial, operational, financial, employee and other resources. Additionally, the Company periodically engages in internal reorganizations and/or integrating acquired companies or technologies that may negatively affect our performance and our employee turnover as well as recruiting and retention of important employees. It is possible that these reductions could impair our marketing, sales and customer support efforts or alter our product development plans. If we experience difficulties in carrying out the restructuring plans, our expenses could increase more quickly than we expect. If we find that our planned restructurings do not achieve our objectives, it may be necessary to implement further reduction of our expenses, to perform additional reductions in our headcount, or to undertake additional restructurings of our business.

We may fail to support our operations.

To succeed in the implementation of our business strategy, we must execute our sales strategy and further develop products and expand service capabilities, while managing future operations by implementing effective planning and operating processes. If we fail to manage effectively, our business could suffer. To manage, we must:

- successfully manage the business with fewer employees due to the restructuring plans;
- continue to implement and improve our operational, financial and management information systems;
- hire, train and retain qualified personnel, especially if the business climate improves;
- continue to expand and upgrade core technologies;
- effectively manage multiple relationships with various OEMs, resellers and system integrators; and
- successfully integrate the businesses of our acquired companies.

We need to continue to expand our distribution channels and retain our existing third-party distributors.

We need to continue to develop relationships with leading network equipment and telecommunications providers and to expand our third-party channels of distribution through OEMs, resellers and systems integrators. We currently invest significant resources to develop these relationships and channels of distribution, which could reduce our ability to generate profits. Third-party distributors accounted for approximately 46%, 48% and 48% of our total revenues in fiscal 2004, 2003 and 2002, respectively. Our business will be harmed if we are not able to retain and attract additional distributors that market our products effectively. Further, many of our agreements with third-party distributors are nonexclusive, and many of the companies with which we have agreements also have similar agreements with our competitors or potential competitors. Our third-party distributors have significantly greater sales and marketing resources than we do, and their sales and marketing efforts may conflict with our direct sales efforts. In addition, although sales through third-party distributors result in reduced sales and marketing expense with respect to such sales, we sell our products to third-party distributors at reduced prices, resulting in lower gross margins on such third-party sales. We believe that our success in penetrating markets for our fault and service level management applications depends substantially on our ability to maintain our current distribution relationships, in particular, those with Cisco Systems, IBM, Ericsson, Unisphere (Siemens) and Sun Microsystems. Our business will be harmed if network equipment and telecommunications providers and distributors discontinue their relationships with us, compete directly with us or form additional competing arrangements with our competitors.

We are dependent on the market for software designed for use with advanced communications services, this market is very dynamic and difficult to predict.

The market for our products is in constant flux and in significant areas is not highly penetrated. Although the rapid expansion and increasing complexity of computer networks in recent years and the resulting emergence of service level agreements has increased, the demand for fault and service level management software products, the awareness of and the need for such products is a recent development. Therefore, it is difficult to assess the size of this market, the appropriate features and prices for products to address this market, the optimal distribution strategy and the competitive environment that will develop.

We are substantially dependent upon telecommunications carriers and other service providers continuing to purchase our products.

Telecommunications carriers, including Internet service providers, that deliver advanced communications services to their customers accounted for approximately 64%, 60% and 74% of our total revenues in fiscal 2004, 2003 and 2002, respectively. In addition, these providers are an important focus of our sales strategy. If these customers cease to deploy advanced communications services for any reason, the market for our products will be harmed. Also, delays in the introduction of advanced services or the failure of such services to gain widespread market acceptance or the decision of telecommunications carriers and other service providers not to use our products in the deployment of these services would harm our business.

Consolidations in, or a continued slowdown in, the telecommunications industry could harm our business.

We have derived and expect to continue to derive a substantial amount of our revenues from sales of products and related services to the telecommunications industry. The telecommunications industry has experienced significant consolidation in the past few years. Capital spending by this industry has decreased and may continue to decrease in the future as a result of a general decline in economic growth in local and international markets. Recent indicators, however, suggest that certain sectors have stabilized. Our business is highly dependent on the telecommunications industry and on continued capital spending by our customers in that industry. In the event of further significant slowdown in capital spending of the telecommunications industry, our business would be adversely affected. Furthermore, as a result of industry consolidation, there may be fewer potential customers requiring our software in the future. Larger, consolidated telecommunications companies may also use their purchasing power to create pressure on the prices and the margins we could realize.

Our business depends on the continued growth in use and improvement of the Internet.

A significant portion of our revenues comes from telecommunications carriers, Internet service providers and other customers that rely upon or are driven by the Internet. As a result, our future results of operations substantially depend on the continued acceptance and use of the Internet as a medium for commerce and communication. Our business could be harmed if this growth does not continue or if the rate of technological innovation, deployment or use of the Internet slows or declines.

Furthermore, the growth and development of the market for Internet-based services may prompt the introduction of new laws and regulations. Laws, which impose additional burdens on those companies that conduct business online, could decrease the expansion of the use of the Internet. A decline in the growth of the Internet could decrease demand for our products and services and increase our cost of doing business, or otherwise harm our business, which could result in a material adverse effect on the market price of our common stock.

We face intense competition, including from larger competitors with greater resources than our own, which could result in our losing market share or experiencing a decline in gross margins.

We face intense competition in our markets. As we enter new markets, we encounter additional, market-specific competitors. In addition, because the software market has relatively low barriers to entry, we are aware of new and potential entrants in portions of our market space. Increased competition is likely to result in price reductions and may result in reduced gross margins and loss of market share.

Further, many of our competitors have longer operating histories and have significantly greater financial, technical, sales, marketing and other resources, as well as greater name recognition and a larger customer base, than we do. As a result, they may be able to devote greater resources to the development, promotion, sale and support of their products or to respond more quickly to new or emerging technologies and changes in customer requirements than we can. Existing competitors could also increase their market share by bundling products having functionality offered by our products with their current applications. Moreover, our current and potential competitors may increase their share of the fault and service level management market by strategic alliances and/or the acquisition of competing companies. In addition, network operating system vendors could introduce new or upgrade and extend existing operating systems or environments that include functionality offered by our products, which could render our products obsolete and unmarketable.

Our current and prospective competitors offer a variety of solutions to address the fault and service level and enterprise network management markets and generally fall within the following five categories:

- customer's internal design and development organizations that produce service level management and network management applications for their particular needs, in some cases using multiple instances of products from hardware and software vendors such as Hewlett-Packard Company;
- vendors of network and systems management frameworks including Computer Associates International, Inc.;
- vendors of network and systems management applications including Hewlett-Packard Company and BMC Software, Inc;
- providers of specific market applications; and
- systems integrators serving the telecommunications industry which primarily provide programming services to develop customer specific applications including TCSI Corporation, TTI and Agilent Technologies, Inc.

Many of our existing and potential customers and distributors continuously evaluate whether to design and develop their own network operations support and management applications or purchase them from outside vendors. Sometimes these customers internally design and develop their own software solutions for their particular needs and therefore may be reluctant to purchase products offered by independent vendors such as ours. As a result, we must continuously educate existing and prospective customers as to the advantages of our products versus internally developed network operations support and management applications.

If we ship products that contain defects, the market acceptance of our products and our reputation will be harmed, and our customers could seek to recover their damages from us.

Complex software products frequently contain errors or defects, especially when first introduced or when new versions or enhancements are released. Because of defects, we could continue to experience delays in or failure of market acceptance of products, or damage to our reputation or relationships with our customers. Any defects and errors in new versions or enhancements of our products after commencement of commercial shipments would harm our business.

In addition, because our products are used to monitor and address network problems and avoid failures of the network to support critical business functions, any design defects, software errors, misuse of our products, incorrect data from network elements or other potential problems within or out of our control that may arise from the use of our products could result in financial or other damages to our customers. Our customers could seek to have us pay for these losses. Although we maintain product liability insurance, it may not be adequate. Further, although our license agreements with our customers typically contain provisions designed to limit our exposure to potential claims as well as any liabilities arising from such claims, such provisions may not effectively protect us against such claims and the liability and costs associated therewith.

The sales cycle for our software products is long, and the delay or failure to complete one or more large license transactions in a quarter could cause our operating results to fall below our expectations.

Our sales cycle is highly customer specific and can vary from a few weeks to many months. The software requirements of customers is highly dependent on many factors, including but not limited to their projections of business growth, capital budgets and anticipated cost savings from implementation of our software. Our delay or failure to complete one or more large license transactions in a quarter could harm our operating results. Our software is generally used for division-wide or enterprise-wide, business-critical purposes and involves significant capital commitments by customers. Potential customers generally commit significant resources to an evaluation of available enterprise software and require us to expend substantial time, effort and money educating them about the value of our solutions. Licensing of our software products often requires an extensive sales effort throughout a customer's organization because decisions to license such software generally involve the evaluation of the software by a significant number of customer personnel in various functional and geographic areas, each often having specific and conflicting requirements. A variety of factors, including actions by competitors and other factors over which we have little or no control, may cause potential customers to favor a particular supplier or to delay or forego a purchase.

We depend on our key personnel, and the loss of any of our key personnel could harm our business.

Our success is substantially dependent upon a limited number of key management, sales, product development, technical services and customer support personnel. The loss of the services of one or more of such key employees could harm our business. In addition, we are dependent upon our continuing ability to attract, train and retain additional highly qualified management, sales, product development, technical services and customer support personnel. We have at times experienced and continue to experience difficulty in recruiting qualified personnel. Also, the volatility or lack of positive performance in our stock price may also adversely affect our ability to attract and retain key employees, who often expect to realize value from stock options. Because we face intense competition in our recruiting activities, we may be unable to attract and/or retain qualified personnel.

In fiscal year 2004, the Company appointed Arun Oberoi as Executive Vice President, Global Sales and Technical Services.

On July 22, 2004, the Company named Andrew Del Matto as Chief Accounting Officer, and announced that Michael Luetkemeyer, after serving three years as Chief Financial Officer, would leave the company at the end of the 2004 calendar year. As announced in Micromuse's Form 8-K filed September 3, 2004, Mr. Del Matto left

Micromuse to pursue other opportunities. Micromuse has appointed Ian Halifax as the Company's Chief Financial Officer, starting January 17, 2005. Mr. Luetkemeyer will be staying on as Chief Financial Officer until Mr. Halifax joins the Company and will remain with the Company during the transition period.

On July 30, 2004, Michael Foster resigned as executive officer of the Company but will remain with us until the end of calendar 2004.

Effective September 30, 2004, James De Golia resigned as Senior Vice President and Secretary of the Company. On that same date, Nell O'Donnell was named as his successor as Senior Vice President and Corporate and Board Secretary.

Our success depends upon the performance of our executive officers and other key employees and the ability of our management team to work together effectively. There can be no assurance that the management team will be able to work together effectively, and the effective execution of our business strategy will depend in large part on how well key management and other personnel perform in their positions and are integrated within our Company.

We have relied on stock options and Employee Stock Purchase Plan participation as a significant element of our compensation philosophy, and any requirement to expense options could negatively affect this.

If we are required to account for options under our employee stock plans as a compensation expense, it would significantly reduce our net income and earnings per share. We are not currently required to record any compensation expense in connection with option grants to employees that have an exercise price at or above fair market value or purchases under the terms of the Employee Stock Purchase Plan. It is likely that accounting standards will require us to estimate and record fair value of all stock options and shares purchased under our employee stock plans as compensation expense in our consolidated statements of operations for quarterly periods beginning after June 15, 2005. We cannot predict with certainty at this time whether this effective date will remain unchanged, whether additional changes in accounting standards or new laws or regulations will affect the timing or calculation of these expense charges, or whether and how these expense charges may affect our equity compensation plans and practices and ability to retain and motivate our employees.

We have acquired other businesses and we may make additional acquisitions in the future, which will complicate our management tasks and could result in substantial expenditures.

We have acquired other businesses and we may make additional acquisitions in the future, which will complicate our management tasks and could result in substantial expenditures. In August 2002, we completed the acquisition of RiverSoft plc, a developer of flexible object modeling and root-cause analysis software. In December 2002, we completed the acquisition of Lumos Technologies, Inc., a developer of sophisticated technology for managing Layer 1 networks. In August 2003, we completed the acquisition of NETWORK HARMONi, Inc. (NHI) a former OEM partner and developer of intelligent agents which provides the core data collection technology within Netcool®/System Service Monitors™ (Netcool/SSMs) and Netcool®/Application Service Monitors™ (Netcool/ASMs), which gather realtime information about distributed systems, servers, and applications across the IT infrastructure. NHI's OpCenter product is a lightweight centralized IT management and problem resolution system that is ideally tailored for mid-sized enterprise IT infrastructures. The Company also assumed several pending patent applications that had already been filed by NHI. Because of these acquisitions, we are integrating distinct products, customers and corporate cultures into our own. These past and potential future acquisitions create numerous risks for us, including:

- failure to successfully assimilate acquired operations and products;
- diversion of our management's attention from other matters;
- loss of key employees of acquired companies;
- substantial transaction costs;

- substantial liabilities or exposures in the acquired entity that were not known or accurately evaluated or forecast by us; and
- substantial additional costs charged to operations as a result of the failure to consummate a potential acquisition.

Further, some of the products we acquire would require significant additional development before they can be marketed and may not generate revenue at levels we anticipate. Moreover, our future acquisitions, if any, may result in issuances of our equity securities which dilute our stockholders, the incurrence of debt, large one-time write-offs and creation of goodwill or other intangible assets that could result in amortization and impairment expense. It is possible that our efforts to consummate or integrate acquisitions will not be successful, which would harm our business.

We have relied and expect to continue to rely on a limited number of products for a significant portion of our revenues.

All of our revenues have been derived from licenses for our Netcool family of products and related maintenance, training and consulting services. We currently expect that Netcool/OMNIbus-related revenues will continue to account for a substantial percentage of our revenues beyond fiscal 2004 and for the foreseeable future thereafter. Although we have Netcool/OMNIbus for Voice Networks, Netcool/Precision, Netcool/Visionary and other products, our future operating results, particularly in the near term, are significantly dependent upon the continued market acceptance of Netcool/OMNIbus, improvements to the product and new and enhanced Netcool/OMNIbus applications. Our business will be harmed if Netcool/OMNIbus does not continue to achieve market acceptance or if we fail to develop and market improvements to Netcool/OMNIbus or new or enhanced products. The life cycles of Netcool/OMNIbus, including it's applications, are difficult to estimate due in large part to the recent emergence of many of our markets, the effect of future product enhancements and competition. A decline in the demand for Netcool/OMNIbus as a result of competition, technological change or other factors would harm our business.

We have relied and expect to continue to rely on a limited number of customers for a significant portion of our revenues.

We derive a significant portion of our revenues in any particular period from a limited number of customers. See "Concentration of Credit Risk" in Note 1 of the Notes to Consolidated Financial Statements. We expect to derive a significant portion of our revenues from a limited number of customers in the future. If a significant customer, or group of customers, cancels or delays orders for our products, or does not continue to purchase our products at or above historical levels, our business will be harmed. For example, pre-existing customers may be part of, or become part of, large organizations that standardize using a competitive product. The terms of our agreements with our customers typically contain a one-time license fee and a prepayment of one year of maintenance fees. The maintenance agreement is renewable annually at the option of the customer and there are no minimum payment obligations or obligations to license additional software. Therefore, we generally do not have long-term customer contracts upon which we can rely for future revenues.

Our business is subject to risks from global operations and we are exposed to fluctuations in currency exchange rates.

We license our products in foreign countries. In addition, we maintain a significant portion of our operations, including the bulk of our software development operations, in the United Kingdom. Fluctuations in the value of these currencies relative to the United States dollar have adversely impacted our results in the past and may do so in the future. See Note 8 "Geographic and Segment Information" in Notes to Consolidated Financial Statements for information concerning revenues outside the United States. We expect that international license, maintenance and consulting revenues will continue to account for a significant portion of our total revenues in the future. We pay the expenses of our international operations in local currencies and do not currently engage in hedging transactions with respect to such obligations.

Our international operations and revenues involve a number of other inherent risks, including:

- longer receivables collection periods and greater difficulty in accounts receivable collection;
- difficulty in staffing and generally higher costs associated with managing foreign operations;
- an even lengthier sales cycle than with domestic customers;
- the impact of possible recessionary environments in economies outside the United States;
- sales in Europe and certain other parts of the world generally are adversely affected in the quarter ending September 30, as many customers reduce their business activities during the summer months. If our international sales become a greater component of total revenue, these seasonal factors may have a more pronounced effect on our operating results;
- changes in regulatory requirements, including a slowdown in the rate of privatization of telecommunications service providers, reduced protection for intellectual property rights in some countries and tariffs and other trade barriers;
- changes in or failure to be aware of or to account for payroll, stock option, employee stock purchase and business related taxation;
- political, economic or terrorism induced instability;
- lack of acceptance of non-localized products;
- legal and cultural differences in the conduct of business; and
- immigration regulations that limit our ability to deploy our employees.

We intend to enter into additional international markets and to continue to expand our operations outside of the United States. Such expansion will require significant management attention and expenditure of significant financial resources and could adversely affect our ability to generate profits. If we are unable to establish additional foreign operations in a timely manner, our growth in international sales will be limited, and our business could be harmed.

Rapid technological change, including evolving industry standards and regulations and new product introductions by our competitors, could render our products obsolete.

Rapid technological change, including evolving industry standards and regulations and new product introductions by our competitors, could render our products obsolete. As a result, the life cycles of our products are difficult to estimate and we must constantly develop, market and sell new and enhanced products. If we fail to do so, our business will be harmed. For example, the widespread adoption of new architecture standards for managing telecommunications networks would force us to adapt our products to such standard, which we may be unable to do on a timely basis or at all. In addition, to the extent that any product upgrade or enhancement requires extensive installation and configuration, current customers may postpone or forgo the purchase of new versions of our products. Further, the introduction or announcement of new product offerings by us or one or more of our competitors may cause our customers to defer licensing of our existing products.

Our products operate on third-party software platforms, and we could lose market share if our products do not operate on the hardware and software operating platforms employed by our customers.

Our products operate on third-party software platforms and we could lose market share if our products do not operate on the hardware and software operating platforms employed by our customers. Our products are designed to operate on a variety of hardware and software platforms employed by our customers in their networks. We must continually modify and enhance our products to keep pace with changes in hardware and software platforms and database technology. As a result, uncertainties related to the timing and nature of new product announcements, introductions or modifications by systems vendors, particularly Sun Microsystems, Inc.,

International Business Machines Corporation, Hewlett-Packard Company, Cabletron Systems, Inc. and Cisco Systems, Inc. and by vendors of relational database software, particularly Oracle Corporation and Sybase, Inc., could harm our business.

Our efforts to protect our intellectual property may not be adequate and third-parties have in the recent past claimed and may claim in the future that we are infringing their proprietary rights.

We cannot guarantee that the steps we have taken to protect our proprietary rights will be adequate to deter misappropriation of our intellectual property. In addition, we may not be able to detect unauthorized use of our intellectual property and take appropriate steps to enforce our rights. If third parties infringe or misappropriate our trade secrets, copyrights, patents, trademarks or other proprietary information or intellectual property, our business could be harmed. In addition, protection of intellectual property in many foreign countries is weaker and less reliable than in the United States, so as our international operations expand, the risk that we will fail to adequately protect our intellectual property increases. Further, while we believe that our products and trademarks do not infringe upon the proprietary rights of third parties, other parties may assert that our products infringe, or may infringe, their proprietary rights or we have not fulfilled the terms of agreements with them. Any litigation, whether brought by or against us, may be time-consuming, result in high or unanticipated professional expenses and costs, and diversion of technical and management personnel, cause product shipment delays or require us to develop non-infringing technology or enter into royalty, licensing or other agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all. We expect that software product developers will be increasingly subject to infringement claims as the number of products and competitors in our industry segment grows and the functionality of products in different industry segments overlaps.

See Part I, Item 3 "Legal Proceedings" for a description of pending litigation relating to claims of infringement against us.

We rely on software that we have licensed from third-party developers to perform key functions in our products.

We rely on software that we license from third parties, including software that is integrated with internally developed software and used in our products to perform key functions. We could lose the right to use this software or it could be made available to us only on commercially unreasonable terms. Although we believe that alternative software is available from other third-party suppliers or internal developments, the loss of or inability to maintain any of these software licenses or the inability of the third parties to enhance in a timely and cost-effective manner their products in response to changing customer needs, industry standards or technological developments could result in delays or reductions in product shipments by us until equivalent software could be developed internally or identified, licensed and integrated, which would harm our business.

Our stock price is volatile, exposing us to possible risks of costly and time-consuming securities class action litigation.

The market price of our common stock has been and is likely to continue to be highly volatile. The market price may vary in response to many factors, some of which are outside our control, including:

- actual or anticipated fluctuations in our operating results;
- announcements of technological innovations, new products or new contracts by us or our competitors;
- developments with respect to intellectual property rights;
- adoption of new accounting standards affecting the software industry;
- litigation related to the restatement of our Consolidated Financial Statements; and
- general market conditions and other factors.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have particularly affected the market price for the common stock of technology companies. These types of broad market fluctuations may adversely affect the market price of our common stock. In the past, following periods of volatility in the market price of a company's securities, securities class action litigation has often been initiated against such company. Such litigation could result in substantial costs and a diversion of our management's attention and resources that could harm our business.

Our goodwill and other long-lived assets may become impaired.

Due to rapidly changing market conditions, our goodwill and other long-lived assets may become impaired such that their carrying amounts may not be recoverable, and we may be required to record an impairment charge impacting our financial position. As of September 30, 2004, we had approximately $57.0 million of goodwill and other intangible assets, which relate to the acquisitions of CAN, NetOps, RiverSoft, Lumos and NHI. The Company regularly performs reviews to determine if the carrying value of assets is impaired. As part of our impairment assessment, we examine economic conditions, products, customer base and geography. Based on these criteria, we determine which products we will continue to support and sell and, thereby, determine which assets will continue to have future strategic value and benefit. No such impairment has been indicated to date. Asset impairment charges of this nature could be large and could have a material adverse effect on our financial condition and reported results of operations.

Future sales of our common stock may affect the market price of our common stock.

As of September 30, 2004, we had approximately 80.0 million shares of common stock outstanding, excluding approximately 16.2 million shares subject to options outstanding as of such date under our stock option plans that are exercisable at prices ranging from approximately $0.63 to $106.22 per share. We cannot predict the effect, if any, that future sales of common stock or the availability of shares of common stock for future sale, will have on the market price of common stock prevailing from time to time. Sales of substantial amounts of common stock (including shares issued upon the exercise of stock options), or the perception such sales could occur, may materially and adversely affect prevailing market prices for common stock. In addition, tax charges resulting from the exercise of stock options could adversely affect the reported results of operations.

We have various mechanisms in place to discourage takeover attempts.

Certain provisions of our certificate of incorporation and bylaws and certain provisions of Delaware law could delay or make difficult a change in control of Micromuse that a stockholder may consider favorable. The provisions include:

- "blank check" preferred stock that could be used by our board of directors to increase the number of outstanding shares and thwart a takeover attempt; and
- a classified board of directors with staggered, two-year, terms, which may lengthen the time required to gain control of the board of directors

In addition, Section 203 of the General Corporation Law of the State of Delaware, which is applicable to us, and our stock incentive plans, may discourage, delay or prevent a change of control of Micromuse.

Changes in effective tax rates could affect our results.

Our future effective tax rates could be adversely affected by earnings being lower than anticipated in countries where we have lower statutory rates, changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws or interpretations thereof.

Our business is especially subject to the risks of earthquakes, floods and other natural catastrophic events, and to interruption by manmade problems such as computer viruses or terrorism.

Our corporate headquarters are located in San Francisco, California a region known for seismic activity. A significant natural disaster, such as an earthquake or a flood, could have a material adverse impact on our business, operating results and financial condition. In addition, our servers are vulnerable to computer viruses, break-ins and similar disruptions from unauthorized tampering with our computer systems. Any such event could have a material adverse effect on our business, operating results and financial condition. In addition, the effects of war or acts of terrorism could have a material adverse effect on our business, operating results and financial condition. The continued threat of terrorism and heightened security and military action in response to this threat, or any future acts of terrorism, may cause further disruptions to these economies and create further uncertainties. To the extent that such disruptions or uncertainties result in delays or cancellations of customer orders, or the manufacture or shipment of our products, our business, operating results and financial condition could be materially and adversely affected.

Item 7A. *Quantitative and Qualitative Disclosures About Market Risk*

Foreign Currency Hedging Instruments

We operate internationally and transact business in various foreign currencies and thus we are exposed to potentially adverse movements in foreign currency rate changes. This exposure is primarily related to local currency denominated revenues and operating expenses in the U.K. We have entered into foreign exchange forward contracts to reduce our exposure to foreign currency rate changes on receivables, payables and intercompany balances denominated in a nonfunctional currency. The objective of these contracts is to neutralize the impact of foreign currency exchange rate movements on our operating results. These contracts require us to exchange currencies at rates agreed upon at the inception of the contracts. These contracts reduce the exposure to fluctuations in exchange rate movements because the gains and losses associated with foreign currency balances and transactions are generally offset with the gains and losses of the foreign exchange forward contracts. Because the impact of movements in currency exchange rates on forward contracts offsets the related impact on the underlying items being hedged, these financial instruments help alleviate the risk that might otherwise result from changes in currency exchange rates. To date, we have not designated our foreign exchange forward contracts as accounting hedges and, accordingly, if such forward contracts remained open at period end, we would adjust these instruments to fair value through earnings in the period of change in their fair value. However, as of September 30, 2004, no hedging contracts were outstanding.

Annual Report

Fixed Income Investments

The primary objective of our investment activities is to preserve principal while maximizing yields without significantly increasing risk. Our exposure to market risks for changes in interest rates relate primarily to investments in debt securities issued by U.S. government agencies and corporate debt securities. We place our investments with high credit quality issuers and, by policy, limit the amount of the credit exposure to any one issuer.

Our general policy is to limit the risk of principal loss and ensure the safety of invested funds by limiting market and credit risk. All highly liquid investments with less than three months to maturity at the date of purchase are considered to be cash equivalents; investments with maturities at the date of purchase between three and twelve months are considered to be short-term investments; investments with maturities in excess of twelve months are considered to be long-term investments. The weighted average pre-tax interest rate on the investment portfolio is approximately 1.5 %.

Item 8. *Financial Statements and Supplementary Data*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders
Micromuse Inc.

We have audited the accompanying consolidated balance sheets of Micromuse Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss), and cash flows for each of the years in the three-year period ended September 30, 2004. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Micromuse Inc. and subsidiaries as of September 30, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 142, *Goodwill and Other Intangible Assets*, and accordingly, changed its method of accounting for goodwill effective October 1, 2002.

San Francisco, California
December 13, 2004

MICROMUSE INC
CONSOLIDATED BALANCE SHEETS
(In thousands, except par value amounts)

	As of September 30, 2004	2003
ASSETS		
Current assets:		
Cash and cash equivalents	$ 90,781	$ 89,385
Short-term investments	24,469	33,196
Accounts receivable, net of allowance for doubtful accounts of $1,042 and $1,231 as of September 2004 and 2003, respectively	19,901	13,439
Prepaid expenses and other current assets	8,893	6,269
Total current assets	144,044	142,289
Property and equipment, net	5,002	5,976
Long-term investments	78,324	67,529
Goodwill, net	50,240	49,032
Other intangible assets, net	6,743	12,861
Total assets	$284,353	$277,687
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Accounts payable	$ 4,283	$ 6,849
Accrued expenses	20,408	20,387
Income taxes payable	6,460	6,368
Deferred revenue	40,912	37,779
Total current liabilities	72,063	71,383
Long-term deferred revenue	3,023	2,548
Commitments and contingencies		
Stockholders' equity:		
Preferred stock; $0.01 par value; 5,000 shares authorized; no shares issued and outstanding	—	—
Common stock; $0.01 par value; 200,000 shares authorized; 79,982 and 78,544 shares issued and outstanding as of September 30, 2004 and 2003, respectively	800	785
Additional paid-in capital	216,580	210,697
Treasury stock, at cost: 1,400 and 400 shares as of September 30, 2004 and 2003, respectively	(7,147)	(2,657)
Accumulated other comprehensive loss	(1,833)	(1,548)
Retained earnings (accumulated deficit)	867	(3,521)
Total stockholders' equity	209,267	203,756
Total liabilities and stockholders' equity	$284,353	$277,687

See Accompanying Notes to Consolidated Financial Statements.

MICROMUSE INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except per share amounts)

	Year ended September 30,		
	2004	2003	2002
Revenues:			
License	$ 75,996	$ 67,156	$ 78,795
Maintenance and services	70,581	58,995	60,587
Total revenues	146,577	126,151	139,382
Cost of revenues:			
License	5,203	4,520	6,535
Maintenance and services	11,983	10,567	14,444
Amortization of developed technology	5,908	4,313	3,275
Total cost of revenues	23,094	19,400	24,254
Gross profit	123,483	106,751	115,128
Operating expenses:			
Sales and marketing	59,254	60,323	72,854
Research and development	31,427	29,378	32,446
General and administrative	24,789	17,005	17,248
Restatement and related costs	5,634	—	—
Amortization of goodwill and other intangible assets	196	1,225	8,157
Restructuring costs	—	4,795	4,374
Total operating expenses	121,300	112,726	135,079
Income (loss) from operations	2,183	(5,975)	(19,951)
Interest and other income, net	3,847	4,565	5,810
Income (loss) before provision for income taxes	6,030	(1,410)	(14,141)
Provision for income taxes	(1,642)	(372)	(2,572)
Net income (loss)	$ 4,388	$ (1,782)	$ (16,713)
Per share data:			
Basic net income (loss)	$ 0.06	$ (0.02)	$ (0.22)
Diluted net income (loss)	$ 0.05	$ (0.02)	$ (0.22)
Weighted average shares used in computing:			
Basic net income (loss) per share	79,024	76,381	74,551
Diluted net income (loss) per share	81,502	76,381	74,551

See Accompanying Notes to Consolidated Financial Statements.

MICROMUSE INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS)
(In thousands)

	Common stock		Additional paid-in Capital	Treasury stock		Accumulated other comprehensive loss	Retained earnings (accumulated deficit)	Total Stockholders' Equity	Comprehensive income (loss) for the year
	Shares	Amount		Shares	Amount				
Balance as of September 30, 2001	73,903	$739	$188,567	(400)	$(2,657)	$ (789)	$ 14,974	$200,834	
Stock options exercised	595	6	2,384	—	—	—	—	2,390	
Issuance of common stock under stock purchase plan	696	7	3,672	—	—	—	—	3,679	
Tax benefit related to the exercise of stock options	—	—	2,056	—	—	—	—	2,056	
Recruiting expense related to issuance of warrants	—	—	170	—	—	—	—	170	
Foreign currency translation adjustment	—	—	—	—	—	209	—	209	$ 209
Net loss	—	—	—	—	—	—	(16,713)	(16,713)	(16,713)
Balance as of September 30, 2002	75,194	752	196,849	(400)	(2,657)	(580)	(1,739)	192,625	(16,504)
Stock options exercised	2,191	22	10,209	—	—	—	—	10,231	
Issuance of common stock under stock purchase plan	1,159	11	3,191	—	—	—	—	3,202	
Tax benefit related to the exercise of stock options	—	—	36	—	—	—	—	36	
Amortization of deferred employee compensation	—	—	192	—	—	—	—	192	
Recruiting expense related to issuance of warrants	—	—	220	—	—	—	—	220	
Foreign currency translation adjustment	—	—	—	—	—	(968)	—	(968)	(968)
Net loss	—	—	—	—	—	—	(1,782)	(1,782)	(1,782)
Balance as of September 30, 2003	78,544	785	210,697	(400)	(2,657)	(1,548)	(3,521)	203,756	(2,750)
Stock options exercised	375	4	1,260	—	—	—	—	1,264	
Issuance of common stock under stock purchase plan	1,063	11	3,146	—	—	—	—	3,157	
Treasury stock purchased	—	—	—	(1,000)	(4,490)	—	—	(4,490)	
Tax benefit related to the exercise of stock options	—	—	924	—	—	—	—	924	
Amortization of deferred employee compensation	—	—	553	—	—	—	—	553	
Foreign currency translation adjustment	—	—	—	—	—	(285)	—	(285)	(285)
Net income	—	—	—	—	—	—	4,388	4,388	4,388
Balance as of September 30, 2004	79,982	$800	$216,580	(1,400)	$(7,147)	$(1,833)	$ 867	$209,267	$ 4,103

See Accompanying Notes to Consolidated Financial Statements.

MICROMUSE INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands)

	Year ended September 30,		
	2004	2003	2002
Cash flows from operating activities:			
Net income (loss)	$ 4,388	$ (1,782)	$ (16,713)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	9,767	11,781	20,480
Provision for (recovery of) doubtful accounts	281	(709)	171
Amortization of deferred compensation	553	192	—
Expense related to issuance of warrant for services	—	220	170
Tax benefit related to the exercise of stock options	924	36	2,056
Purchased in-process research and development	—	304	600
Loss on sale of fixed assets	119	—	—
Changes in operating assets and liabilities:			
Accounts receivable	(6,743)	5,165	16,297
Prepaid expenses and other current assets	(2,624)	(251)	11,224
Accounts payable	(2,566)	3,945	(4,360)
Accrued expenses	363	(4,272)	(13,933)
Income taxes payable	92	(284)	500
Deferred revenue	3,859	3,985	(942)
Cash provided by operating activities	8,413	18,330	15,550
Cash flows from investing activities:			
Capital expenditures	(3,171)	(1,672)	(2,847)
Acquisition of businesses, net of cash acquired	(425)	(24,518)	(6,599)
Repayment of long term debt assumed upon acquisition	—	(1,255)	—
Purchase of investments	(211,268)	(155,266)	(85,901)
Proceeds from the maturity of investments	209,200	124,960	52,482
Cash used in investing activities	(5,664)	(57,751)	(42,865)
Cash flows from financing activities:			
Proceeds from issuance of common stock, net	4,421	13,433	6,069
Purchase of treasury stock	(4,490)	—	—
Cash (used in) provided by financing activities	(69)	13,433	6,069
Effects of exchange rate changes on cash and cash equivalents	(1,284)	(1,845)	203
Net increase (decrease) in cash and cash equivalents	1,396	(27,833)	(21,043)
Cash and cash equivalents, at beginning of year	89,385	117,218	138,261
Cash and cash equivalents, at end of year	$ 90,781	$ 89,385	$117,218
Supplemental disclosures of cash flow information:			
Cash paid during the year—taxes	$ 352	$ 622	$ 212

See Accompanying Notes to Consolidated Financial Statements.

Note 1. Description of Business and Summary of Significant Accounting Policies

Description of Business

Micromuse Inc. and its subsidiaries (the "Company") develops and supports a family of scalable, highly configurable, rapidly deployable software solutions for the effective monitoring and management of multiple elements underlying an enterprise's information technology infrastructure. The Company maintains its U.S. headquarters in San Francisco, California, its European headquarters in London, England and its Asia Pacific headquarters in Sydney, Australia.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated.

Reclassifications

Certain reclassifications, none of which affected net income, have been made to prior amounts and quarterly presentations (see Note 11) to conform to the current year presentation.

Use of Estimates

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, allocation of technical services department costs among expense categories, provision for doubtful accounts and sales returns, fair value of investments, fair value of acquired intangible assets and goodwill, useful lives of intangible assets and property and equipment, income taxes, restructuring costs, and contingencies and litigation, among others. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ significantly from the estimates made by management with respect to these items and other items that require management's estimates.

The costs of our technical services department are allocated between cost of revenue, sales and marketing expenses, and research and development expenses based upon an estimate of the time spent by the technical services' employees in the various departments and the areas benefited by that time. Total costs of the technical services department were $25 million, $23 million and $28 million in fiscal years 2004, 2003 and 2002, respectively. The allocation rates applied to these department costs were 22% to cost of revenue, 73% to sales and marketing, and 5% to research and development in fiscal year 2004, 20% to cost of revenue, 75% to sales and marketing, and 5% to research and development in fiscal year 2003; and 17% to cost of revenue, 75% to sales and marketing, and 8% to research and development in fiscal year 2002. The allocation estimate is subject to change and, if changed, will impact the allocation of expenses in the statement of operations but will not impact net income or loss.

Cash Equivalents

The Company considers all highly liquid instruments with an original maturity of three months or less to be cash equivalents.

Concentration of Credit Risk

Financial instruments that potentially expose the Company to credit risk consist of cash and cash equivalents, investments and accounts receivable. The Company is exposed to credit risk on its cash, cash equivalents and investments in the event of default by the financial institutions or the issuers of these investments to the extent of the amounts recorded on the balance sheet in excess of amounts that are insured by the FDIC. Trade receivables potentially subject the Company to concentrations of credit risk. The Company closely monitors extensions of credit and has not experienced significant credit losses in the past. Credit losses have been provided for in the consolidated financial statements and have been within management's expectations. One third-party distributor customer accounted for approximately 19%, 24% and 16% of revenues for the years ended September 30, 2004, 2003 and 2002, respectively. No one third party-distributor customer accounted for more than 10% of total receivables at September 30, 2004 and 2003. No one end user customer accounted for more than 10% of total revenue for fiscal 2004, 2003 and 2002. No one end user customer accounted for more than 10% of total receivables at September 30, 2004 and 2003.

To date, our revenues have resulted primarily from sales to the telecommunications industry, including internet service providers (ISPs). License revenues from telecommunications industry customers and ISPs combined accounted for 64%, 60% and 74% of our total revenues in fiscal 2004, 2003 and 2002, respectively.

Fair Value of Financial Instruments

The fair value of cash and cash equivalents, investments, accounts receivable and accounts payable for all periods presented approximates their respective carrying amounts.

Investments

The Company has invested in certain marketable securities that are categorized as held-to-maturity. At September 30, 2004, the Company had invested $90.8 million in cash and money market funds, $41.6 million in debt securities issued by U.S. government agencies and $61.2 million in corporate notes and bonds. At September 30, 2003, the Company had invested $89.4 million in cash and money market funds, $79.5 million in debt securities issued by U.S. government agencies and $21.2 million in corporate notes and bonds. The aggregate fair value of these investments, which are accounted for using the amortized cost-basis of accounting, approximates their respective carrying value. Securities with maturities between three and twelve months are considered to be short-term investments, while securities with maturities in excess of twelve months are considered to be long-term investments.

As of September 30, 2004, the contractual maturities of the Company's investment securities are as follows—$24.5 million within one year and $78.3 million between one and three years.

The following table shows our investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at September 30, 2004 (in millions):

	Less than 12 months		12 months or more		Total	
Description of Securities	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**	**Fair Value**	**Unrealized Losses**
Federal agency mortgage backed securities	$33.9	$0.2	$21.9	$0.1	$55.8	$0.3
Corporate bonds	32.7	0.2	8.1	0.1	40.8	0.3
Total temporarily impaired securities	$66.6	$0.4	$30.0	$0.2	$96.6	$0.6

The gross unrealized losses related to fixed income securities were due to changes in interest rates. The Company's management has determined that the gross unrealized losses on its investment securities at September 30, 2004 are temporary in nature. The Company reviews its investments to identify and evaluate investments that have indications of possible impairment. Factors considered in determining whether a loss is temporary include the length of time and extent to which fair value has been less than the cost basis, the financial condition and near-term prospects of the investee, and the Company's intent and ability to hold the investment for a period of time sufficient to allow for any anticipated recovery in market value. Substantially all of the Company's fixed income securities are rated investment grade or better.

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, typically two years for computer equipment and related software and three years for furniture and fixtures. Leasehold improvements are amortized over the shorter of the estimated useful lives of the respective assets or the lease term.

Impairment of Long-Lived Assets

The Company evaluates its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of any asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less the costs to sell.

Goodwill and Other Intangible Assets

Goodwill will be tested annually during the fourth quarter for impairment and whenever events or circumstances occur indicating that goodwill might be impaired.

The Company records goodwill when the cost of net identifiable assets it acquires exceeds their fair value. During the years ended September 30, 2004, 2003, and 2002 the Company amortized intangibles on a straight-line basis over six months to six years.

The Company regularly performs reviews to determine if the carrying value of assets is impaired. The purpose for the review is to identify any facts or circumstances, either internal or external, which indicate that the carrying value of the asset cannot be recovered. If the review indicates that the asset may not be recoverable, then the Company will perform an impairment analysis utilizing estimates of discounted cash flows consistent with the requirements of Statement of Financial Accounting Standards ("SFAS") No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. As of September 30, 2004 and 2003, no such impairment had been indicated.

Summarized below are the effects on net income (loss) and net income (loss) per share data, if the Company had followed the provisions of SFAS No. 142 for all periods presented (in thousands, except per share amounts):

	Year Ended September 30,		
	2004	2003	2002
Net income (loss)—as reported	$ 4,388	$(1,782)	$(16,713)
Adjustments:			
Amortization of goodwill	—	—	7,143
Amortization of assembled workforce	—	—	403
Net adjustments	—	—	7,546
Net income (loss)—as adjusted for SFAS No. 142	$ 4,388	$(1,782)	$ (9,167)
Basic net income (loss) per common share—as reported	$ 0.06	$ (0.02)	$ (0.22)
Diluted net income (loss) per common share—as reported	$ 0.05	$ (0.02)	$ (0.22)
Basic net income (loss) per common share—as adjusted for SFAS No. 142	$ 0.06	$ (0.02)	$ (0.12)
Diluted net income (loss) per common share—as adjusted for SFAS No. 142	$ 0.05	$ (0.02)	$ (0.12)
Weighted average common shares outstanding used in calculating net income (loss) per common share:			
Basic	79,024	76,381	74,551
Diluted	81,502	76,381	74,551

Revenue Recognition

The Company's revenues are derived from license revenues for its Netcool family of products, as well as associated maintenance, consulting and training services revenues. The Company recognizes revenue in accordance with Statement of Position 97-2, *Software Revenue Recognition* (SOP 97-2), as amended by SOP 98-9, *Modification of SOP 97-2, Software Revenue Recognition, With Respect to Certain Transactions* (SOP 98-9), and recognizes revenue using the residual method. Under the residual method, revenue is recognized when vendor specific objective evidence of fair value exists for all of the undelivered elements in the arrangement (i.e., maintenance and professional services), but does not exist for one or more of the delivered elements in the arrangement (i.e., the software product). The Company allocates revenue to each undelivered element based on its respective fair value, with the fair value determined by the price charged when that element is sold separately. The Company determines the fair value of the maintenance portion of the arrangement to be based on the renewal price charged to the customer when maintenance is sold separately or the option price for annual maintenance renewals included in the underlying customer contracts. The fair value of the professional services portion of the arrangement is based on the hourly rates that the Company charges for these services when sold independently from a software license. If evidence of fair value cannot be established for the undelivered elements of a license agreement, the entire amount of revenue from the arrangement is deferred and recognized ratably over the period that these elements are delivered.

For all of its software arrangements, the Company defers revenue for the fair value of the undelivered elements and recognizes revenue for the delivered elements when the basic criteria of SOP 97-2 have been met—(1) persuasive evidence of an arrangement exists, (2) delivery has occurred, (3) the vendor's fee is fixed or determinable and (4) collectibility is probable. The Company evaluates each as follows:

- Persuasive evidence of an arrangement exists: For license arrangements with end-users, an arrangement is evidenced by a written contract, which is signed by both the customer and the Company, or a purchase order from those customers who have previously negotiated a standard license arrangement with us. Sales to our resellers are evidenced by a master agreement governing the relationship together with a purchase order on a transaction-by-transaction basis. For certain OEM arrangements, an arrangement is evidenced on receipt of a delivery notification to the end user. Further, in the case of arrangements with resellers and OEMs, evidence of sell-through to an end user is required as additional evidence that an arrangement exists. Evidence of sell-through usually comes in the form of a purchase order or contract identifying the end user and sell-through shipping reports, identifying the "ship to" location.

- Delivery has occurred: Delivery to both our direct customers and our resellers and OEMs is considered to have occurred when media containing the licensed programs is provided to a common carrier or, in the case of electronic delivery, the customer is given access to the fully functional licensed programs.
- Fixed or determinable fee: The Company considers the fee to be fixed or determinable if the fee is not subject to refund or adjustment. If the arrangement fee is not fixed or determinable, the Company recognizes the revenue as amounts become due and payable.
- Collection is probable: The Company conducts a credit review for all significant transactions at the time of the arrangement to determine the creditworthiness of the customer. Collection is deemed probable if the Company expects that the customer will be able to pay amounts under the arrangement as payments become due. If the Company determines that collection is not probable, the Company defers the revenue and recognizes the revenue upon cash collection.

Maintenance revenues from ongoing customer support and product upgrades are deferred and recognized ratably over the term of the maintenance agreement, typically 12 months. Payments for maintenance fees (on initial order or on renewal) are generally made in advance and are nonrefundable. Revenues for professional services are recognized as the services are performed. Professional services generally are not essential to the functionality of the software. Our software products are fully functional upon delivery and do not require any significant modification or alteration.

Deferred revenue includes revenue not yet recognized as a result of deferred maintenance, professional services not yet rendered and license revenue deferred until all the requirements of SOP 97-2 are met.

For customers having a right of return, the Company estimates future returns based on historical experience and other assumptions, to determine if an allowance is appropriate. To date, the Company has experienced an immaterial level of returns, and as a result, the Company's allowance for returns has been insignificant.

Cost of license revenue primarily includes license fees paid to third party software vendors and production costs. Cost of maintenance and services revenue consists primarily of personnel related costs incurred in providing maintenance, consulting and training to customers.

Research and Development Cost

Research and development costs related to software products are expensed as incurred until the technological feasibility of the product has been established. Technological feasibility in the Company's circumstances occurs when a working model is completed. After technological feasibility is established, additional costs would be capitalized. The Company believes its process for developing software is essentially completed concurrent with the establishment of technological feasibility, and, accordingly, no research and development costs have been capitalized to date.

Income Taxes

Income taxes are recorded using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax bases and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which the temporary differences are expected to be recovered or settled. The measurement of deferred tax assets is reduced, if necessary, by a valuation allowance for any tax benefits that are not expected to be realized.

Accrued Sales Commissions

The Company accounts for commission accruals and related expenses to reflect a liability in the period the obligation arose for the actual amounts to be paid, with the related expense being recorded in the period in which the related revenue was recognized. The Company calculates the total commission liability for all valid purchase orders or approved written contracts received in the period and adjusts the expense for purchase orders or approved written contracts not recognized as revenue in the period because they did not meet one or more of the revenue recognition requirements of SOP 97-2.

Stock-Based Compensation

The Company provides equity incentives to its employees (including those hired as a result of acquisitions) and to its Board members. The Company applies the intrinsic value recognition and measurement principles of APB Opinion No. 25, "*Accounting for Stock Issued to Employees*," in accounting for stock-based incentives. Accordingly, the Company is not required to record compensation expense when stock options are granted to eligible participants as long as the exercise price is not less than the fair market value of the stock when the option is granted. The Company also is not required to record compensation expense in connection with our Employee Stock Purchase Plan as long as the purchase price of the stock is not less than 85% of the lower of the fair market value of the stock at the beginning of each offering period or at the end of each purchase period.

In October 1995, the Financial Accounting Standards Board, ("FASB"), issued SFAS No. 123, "*Accounting for Stock-Based Compensation*," and in December 2002 the FASB issued SFAS No. 148, "*Accounting for Stock-Based Compensation—Transition and Disclosure.*" Although these pronouncements allow the Company to continue to follow the APB 25 guidelines and not record compensation expense for most employee stock-based awards, the Company is required to disclose our pro forma net income or loss and pro forma net income or loss per share as if it had adopted SFAS No. 123 and SFAS No. 148. See Note 5—Stockholders' Equity. This pro forma impact of applying SFAS No. 123 and SFAS No. 148 in fiscal 2004, 2003 and 2002 does not necessarily represent the pro forma impact in future years. To determine the pro forma impact, the Company has employed the widely-used Black-Scholes model to estimate the fair value of options granted.

The following reflects the effect on net income (loss) had the Company applied SFAS No. 123 and SFAS No. 148 to its results of operations for the fiscal years 2004, 2003, and 2002 (in thousands, except for per share data):

	Year ended September 30,		
	2004	2003	2002
Net income (loss), as reported	$ 4,388	$ (1,782)	$(16,713)
Add: stock based compensation expense included in net income (loss)	553	192	—
Less: stock based compensation determined under SFAS No. 123	27,559	33,800	46,700
Net loss, pro-forma	$(22,618)	$(35,390)	$(63,413)
Basic net income (loss) per share, as reported	$ 0.06	$ (0.02)	$ (0.22)
Basic net loss per share, pro-forma	$ (0.29)	$ (0.46)	$ (0.85)
Diluted net income (loss) per share, as reported	$ 0.05	$ (0.02)	$ (0.22)
Diluted net loss per share, pro-forma	$ (0.28)	$ (0.46)	$ (0.85)

Foreign Currency Translation

The functional currency of the Company's foreign subsidiaries is the local currency. The Company translates the assets and liabilities of its foreign subsidiaries to U.S. dollars at the rates of exchange in effect at the end of the year. Revenues and expenses are translated at the average rates of exchange for the year. Translation adjustments and the effects of exchange rate changes on intercompany transactions of a long-term investment nature are included in stockholders' equity in the consolidated balance sheets. Gains and losses resulting from foreign currency transactions denominated in a currency other than the functional currency are included in results of operations and have not been significant to the Company's consolidated operating results in any year.

Per Share Data

Basic per share amounts are calculated using the weighted-average number of common shares outstanding during the period. Diluted per share amounts are calculated using the weighted-average number of common shares outstanding during the period and, when dilutive, the weighted-average number of potential common shares from the exercise of outstanding options to purchase common stock using the treasury stock method. Excluded from the computation of the diluted loss per share for the years ended September 30, 2004 and 2003 were options to acquire 13.7 million and 13.4 million shares of common stock, respectively, because their effect would be anti-dilutive. Also excluded from the computation of the diluted loss per share for the year ended 2003, was a warrant to acquire 54,321 shares of common stock at $5.42 per share, and excluded from the years ended 2004 and 2003 was a warrant to acquire 50,000 shares of common stock at $7.27 per share, because their effect would be antidilutive. The warrant to acquire 54,321 shares expired on October 1, 2004. A reconciliation of the numerators and denominators used in the basic and diluted net income (loss) per share amounts follows:

	Year ended September 30,		
	2004	2003	2002
Numerator for basic and diluted net income (loss) per share	$ 4,388	$ (1,782)	$(16,713)
Denominator for basic net income (loss) per share—weighted-average shares outstanding	79,024	76,381	74,551
Dilutive effect of:			
Warrants	54	—	—
Common stock options	2,424	—	—
Denominator for diluted net income (loss) per share—weighted average shares outstanding	81,502	76,381	74,551

Comprehensive Income (Loss)

Comprehensive income (loss) includes net income (loss) and foreign currency translation adjustments. The only component of accumulated other comprehensive loss is foreign currency translation adjustments. Tax effects of other comprehensive loss have not been material.

Recent Accounting Pronouncements

In March 2004, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 03-01, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF 03-01 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities," and

SFAS No. 124, "Accounting for Certain Investments Held by Not-for-Profit Organizations," and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. The provisions of EITF 03-01 were effective for Micromuse's fourth quarter of fiscal 2004. We do not expect the adoption of EITF 03-01 to have a material affect on our results of operations and financial condition. The Company has complied with the quantitative and qualitative disclosures for investments accounted for under SFAS No. 115 for the fiscal year ended September 30, 2004.

In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46), which was amended by FIN 46R issued in December 2003. This interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements," addresses consolidation by business enterprises of variable interest entities (VIEs) that either: (1) do not have sufficient equity investment at risk to permit the entity to finance its activities without additional subordinated financial support, or (2) for which the equity investors lack an essential characteristic of a controlling financial interest. This Interpretation applies immediately to VIEs created after January 31, 2003. It also applies in the first fiscal year or interim period ending after March 15, 2004, to VIEs created before February 1, 2003 in which an enterprise holds a variable interest. FIN 46 requires disclosure of VIEs in financial statements issued after January 31, 2003, if it is reasonably possible that as of the transition date: (1) the company will be the primary beneficiary of an existing VIE that will require consolidation or, (2) the company will hold a significant variable interest in, or have significant involvement with, an existing VIE. We have completed our review of the requirements of FIN 46. As a result of our review, no entities were identified requiring disclosure or consolidation under FIN 46.

Note 2. Restatement of Financial Statements

The Company has previously restated its consolidated financial statements for the fiscal years ended September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003. All applicable financial information contained in these consolidated financial statements in this Form 10-K gives effect to these restatements. Accordingly, the financial statements for those fiscal periods described above that have been included in the Company's previous filings with the Securities and Exchange Commission or included in previous announcements should not be relied upon. Please see our Annual Report on Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004, and our Quarterly Report on Form 10-Q/A for the three months ended June 30, 2003, as filed on May 17, 2004, for additional information regarding the restatement and adjustments.

Note 3. Acquisitions

RiverSoft plc

On August 6, 2002, the Company completed its acquisition of RiverSoft plc ("RiverSoft"), a publicly-held developer of flexible object modeling and root-cause analysis technology. Under the terms of the acquisition agreement, the Company paid cash for all the issued share capital and options of RiverSoft and incurred professional fees in relation to the acquisition for a total of approximately $71.9 million. The transaction was accounted for under the purchase method of accounting, based on an independent third party valuation, with RiverSoft's results of operations included from the acquisition date.

A summary of the allocation of the purchase price is as follows (in millions):

Total tangible assets, net	$55.8
Intangible assets:	
In-process research and development	0.6
Developed technology	1.4
Customer contracts	0.9
Goodwill	13.2
Total intangible assets	16.1
Total	$71.9

At the time of the acquisition, the estimated aggregate fair value of RiverSoft's research and development efforts that had not reached technological feasibility as of the acquisition date and had no alternative future uses was estimated by the Company's management to be $0.6 million, and was expensed at the acquisition date. Goodwill, which represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired less liabilities assumed, is being tested annually for impairment or whenever events or circumstances occur indicating the goodwill might be impaired. Identifiable intangiable assets are amortized on a straight-line basis over a period ranging from six months to two years.

Lumos Technologies Inc.

On December 19, 2002, the Company acquired all of the outstanding common stock of Lumos Technologies Inc. ("Lumos"), a privately-held developer of sophisticated technology for managing Layer 1 networks. By integrating its capabilities with existing Netcool applications, the Company will be able to deliver comprehensive Layer 1 network visibility, event correlation, and problem resolution to current and future users of the Netcool suite. Under the terms of the acquisition agreement, the Company was required to pay up to $2.7 million in cash and assumed $0.9 million in outstanding debt. Approximately $1.0 million of the cash purchase price was paid at closing and a further $1.2 million was paid as of September 30, 2003, in connection with certain earnouts in relation to revenue, development and employee retention goals. These earnout payments primarily increase the amount allocated to goodwill, except for earnout amounts related to employee retention goals which are expensed. The debt assumed of $0.9 million was repaid shortly after acquisition. The remaining earnouts of $0.3 million and $0.2 million were paid in the quarters ended December 31, 2003 and March 31, 2004, respectively. The transaction was accounted for under the purchase method of accounting with Lumos' results of operations included from the acquisition date.

A summary of the allocation of the initial purchase price plus the earnouts as follows (in millions):

Total tangible liabilities, net	$(1.3)
Intangible assets:	
In process research and development	0.1
Developed technology	1.2
Customer contracts	0.2
Goodwill	1.7
Other	0.3
Total intangible assets	3.5
Total	$ 2.2

At the time of the acquisition, the estimated aggregate fair value of Lumos' research and development efforts that had not reached technological feasibility as of the acquisition date and had no alternative future uses was estimated by the Company's management to be $0.1 million, and was expensed at the acquisition date.

Goodwill, which represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired less liabilities assumed, is being tested annually for impairment or whenever events or circumstances occur indicating the goodwill might be impaired. Identifiable intangible assets are amortized on a straight-line basis over a period ranging from six months to two years.

NETWORK HARMONi, Inc.

On August 19, 2003, the Company completed its acquisition of NETWORK HARMONi, Inc. ("NHI"), a privately-held developer of core data collection technology that gathers realtime information across the IT infrastructure. Under the terms of the acquisition agreement, the Company paid $23.0 million in cash. The acquisition did not include any stock, debt, or earnout components. As part of the acquisition, the Company assumed approximately $0.4 million of debt which was repaid shortly after acquisition. The transaction was accounted for under the purchase method of accounting, based on an independent third party valuation, with NHI's results of operations included from the acquisition date.

A summary of the allocation of the purchase price is as follows (in millions):

Total tangible liabilities, net	$ (0.5)
Intangible assets:	
In process research and development	0.2
Developed technology	6.1
Customer contracts	0.1
Goodwill	17.1
Total intangible assets	23.5
Total	$23.0

At the time of the acquisition, the estimated aggregate fair value of NHI's research and development efforts that had not reached technological feasibility as of the acquisition date and had no alternative future uses was estimated by the Company's management to be $0.2 million, and was expensed at the acquisition date. Goodwill, which represents the excess of the purchase price over the fair value of identifiable tangible and intangible assets acquired less liabilities assumed, is being tested annually for impairment or whenever events or circumstances occur indicating the goodwill might be impaired. Identifiable intangible assets are amortized on a straight-line basis over a period ranging from six months to six years.

Note 4. Balance Sheet Components

Property and Equipment

Property and equipment consisted of the following (in thousands):

	As of September 30,	
	2004	2003
Property and equipment:		
Computer equipment and related software	$ 30,203	$ 32,133
Furniture and fixtures	3,726	4,018
Leasehold improvements	5,946	4,717
Other	3,430	3,317
	43,305	44,185
Accumulated depreciation and amortization	(38,303)	(38,209)
	$ 5,002	$ 5,976

Depreciation expense for the fiscal years ended 2004, 2003, and 2002 was $3,663, $6,051, and $9,048 respectively.

Goodwill and Intangible Assets

The following tables set forth the carrying amount of goodwill as of September 30, 2004 and 2003. Goodwill also includes amounts originally allocated to assembled workforce (in thousands):

	As of September 30, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$68,156	$(17,916)	$50,240

	As of September 30, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Goodwill	$66,948	$(17,916)	$49,032

The following tables set forth the carrying amount of intangible assets that are being amortized (in thousands):

	As of September 30, 2004		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$24,371	$(17,892)	$ 6,479
Customer contracts	1,362	(1,233)	129
Trademarks	807	(672)	135
Other intangible assets	868	(868)	—
Intangibles related to business acquisitions	$27,408	$(20,665)	$ 6,743

	As of September 30, 2003		
	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Developed technology	$24,247	$(11,841)	$12,406
Customer contracts	1,283	(1,131)	152
Trademarks	807	(504)	303
Other intangible assets	868	(868)	—
Intangibles related to business acquisitions	$27,205	$(14,344)	$12,861

The gross carrying amounts of goodwill, developed technology, and customer contracts as of September 30, 2004 differ when compared to the amounts as of September 30, 2003. The difference in gross carrying amount and the change in accumulated amortization is due to the ongoing effect in fiscal 2004 of the Lumos acquisition earnouts and the effect of foreign currency translation adjustments that arise from the conversion of RiverSoft plc (a United Kingdom entity) to US dollars for consolidation purposes.

The total amortization expense related to goodwill, intangible assets and developed technology is set forth in the table below (in thousands):

	Year ended September 30,		
	2004	2003	2002
Goodwill	$ —	$ —	$ 7,143
Developed technology	5,908	4,313	3,275
Customer contracts	22	778	300
Trademarks	174	168	168
Other intangible assets	—	279	546
Total amortization	$6,104	$5,538	$11,432

The amortization of developed technology is recorded as a cost of revenue line item with the remaining amortization being reflected as an operating expense.

The total expected future amortization related to intangible assets is set forth in the table below (in thousands):

Fiscal Year	Future Amortizations
2005	$3,740
2006	1,564
2007	1,387
2008	26
2009	25
2010	1
Total	$6,743

Accrued Expenses

Accrued expenses consisted of the following (in thousands):

	As of September 30,	
	2004	2003
Accrued expenses:		
Payroll and sales commission related	$10,863	$10,532
Other	9,545	9,855
	$20,408	$20,387

Note 5. Stockholders' Equity

Common Stock

At September 30, 2004, the Company is authorized to issue 200,000,000 shares of common stock. Holders of common stock are entitled to one vote per share on all matters to be voted upon by the shareholders of the Company.

Common stock reserved for future issuance as of September 30, 2004, is as follows:

Stock options outstanding	16,157,323
Stock options reserved for future grant	5,652,600
Employee stock purchase plan	167
Warrants to purchase shares	104,321
	21,914,411

Warrants

In October 2001, the Company incurred approximately $0.4 million of executive recruiting costs related to the hiring of one of the Company's officers. Included in this amount was a charge related to the fair value of a warrant issued to the executive search firm to purchase 54,321 shares of our common stock at a price of $5.42 per share, cash fees paid to the executive search firm and certain relocation costs. The charge for the warrant was determined in a manner consistent with SFAS No. 123, *Accounting for Stock-Based Compensation* by using the Black-Scholes pricing model with the following assumptions: expected dividend yield of 0.0%, risk-free interest rate of 2.1%, expected volatility of 90%, and contractual life of three years. This warrant to acquire 54,321 shares expired on October 1, 2004.

During the quarter ended September 30, 2003, the Company incurred approximately $0.7 million of executive recruiting costs related to the hiring of one of the Company's officers. Included in this amount was a charge related to the fair value of a warrant issued to the executive search firm to purchase 50,000 shares of our common stock at a price of $7.27 per share, cash fees paid to the executive search firm and certain relocation costs. The charge for the warrant was determined in a manner consistent with SFAS No. 123, *Accounting for Stock-Based Compensation* by using the Black-Scholes pricing model with the following assumptions: expected dividend yield of 0.0%, risk-free interest rate of 2.7%, expected volatility of 95%, and contractual life of three years. This warrant expires in July 2006.

Treasury Stock

In September 2001, the Board of Directors authorized the repurchase of up to 1.5 million shares, or approximately 2% of the Company's outstanding common stock. The Board of Directors terminated this repurchase program as of May 13, 2004. As of September 30, 2004, the Company had repurchased 0.4 million shares of its outstanding common stock, at fair value at the date of purchase, for approximately $2.7 million pursuant to the repurchase program. The repurchased shares are held as treasury stock and are available for general corporate purposes including issuance under our stock option and employee stock purchase plans.

On July 22, 2004, we announced a program under which the Company may repurchase up to 2,000,000 shares of its common stock over the next 12 months, of which 1,000,000 shares have already been acquired as of September 30, 2004 at a total cost of $4.5 million. Purchases may be made from time to time in the open market, until the close of business on July 20, 2005, and will be funded from available working capital. The number of shares to be purchased and the timing of purchases will be based on several factors, including the market price of our stock, general business and market conditions, and other investment opportunities.

Stock Option Plan

Under the Company's 1997 and 1998 Stock Option/Stock Issuance Plans (the "Plans"), options to purchase shares of common stock may be granted to employees, officers, directors and consultants (officers and directors are not eligible for grants under the 1998 Plan). The Plans provide for the issuance of incentive and non-statutory options that must be granted at an exercise price not less than 100% and 85% of the fair market value of the common stock on the date of grant, respectively (110% if the person to whom the option is granted is a 10% stockholder). Incentive options may only be granted to employees under the 1997 Plan. Options generally vest between three to four years from the date of grant. The options expire between five and ten years from the grant date, and any vested options must normally be exercised within three months after termination of employment. The Plans are administered by the Company's Board of Directors and its Compensation Committee.

A summary of the status of the Company's options under the Plans is as follows:

	Outstanding options	
	Number of shares	Weighted-average exercise price
Balance as of September 30, 2001	10,945,886	$29.35
Granted	3,719,050	5.80
Exercised	(595,519)	4.01
Canceled	(1,978,189)	34.82
Balance as of September 30, 2002	12,091,228	22.47
Granted	6,381,800	4.29
Exercised	(2,191,754)	4.67
Canceled	(2,924,904)	29.04
Balance as of September 30, 2003	13,356,370	15.28
Granted	6,777,750	7.92
Exercised	(374,471)	3.37
Canceled	(3,602,326)	10.43
Balance as of September 30, 2004	16,157,323	$13.39

As of September 30, 2004 and 2003, there were 8,078,352 and 7,080,075 fully vested and exercisable shares, with weighted-average exercise prices of $ 18.88 and $20.82, respectively. As of September 30, 2004, approximately 5,652,600 shares were available for grant. The following table summarizes information concerning outstanding and exercisable options under the Plans outstanding as of September 30, 2004:

	Outstanding			Exercisable	
Range of Exercise Prices	Number of Shares	Weighted-Average remaining life (in years)	Weighted-Average Exercise Price	Number of shares	Weighted-average exercise price
$ 0.63–$ 1.54	587,503	7.57	$ 1.53	317,020	$ 1.53
2.00– 3.23	2,027,956	6.89	3.07	1,140,704	3.03
3.58– 6.48	2,450,813	6.84	5.19	1,715,570	5.21
6.51– 7.27	1,712,947	8.75	7.23	689,980	7.25
7.28– 8.03	1,125,617	8.93	7.92	92,388	7.69
8.06– 8.11	2,798,870	8.27	8.11	439,488	8.11
8.13– 8.57	1,865,190	7.76	8.21	560,320	8.22
8.60– 37.44	1,801,414	5.23	19.65	1,472,874	21.35
37.50– 80.41	1,616,155	5.18	53.17	1,495,789	53.46
80.81– 106.22	170,858	5.62	92.54	154,219	93.27
$ 0.63–$106.22	16,157,323	7.21	$13.39	8,078,352	$18.88

The per share weighted-average fair value of stock options granted during 2004, 2003 and 2002 was $ 3.99, $2.46 and $3.91, respectively, on the date of grant using the Black-Scholes option pricing model, with the following weighted assumptions: 2004—expected dividend yield of 0.0%, risk-free interest rate of 2.6%, expected volatility of 63% and expected life of four years; 2003—expected dividend yield of 0.0%, risk-free interest rate of 3.2%, expected volatility of 84% and expected life of four years; 2002—expected dividend yield of 0.0%, risk-free interest rate of 3.6%, expected volatility of 95% and expected life of four years.

1998 Employee Stock Purchase Plan

In January 1998, the Board of Directors adopted the Company's 1998 Employee Stock Purchase Plan (the "ESPP") to provide employees of the Company with an opportunity to purchase common stock through payroll deductions. As of September 30, 2004, approximately 167 shares of common stock have been reserved for issuance under the ESPP.

All full-time regular employees who are employed by the Company are eligible to participate in the ESPP. Eligible employees may contribute up to 15% of their total cash compensation to the ESPP. Amounts withheld are applied at the end of every six-month accumulation period to purchase shares of common stock, but not more than 1,250 shares per employee per accumulation period. The value of the common stock (determined as of the beginning of the offering period) that may be purchased by any participant in a calendar year is limited to $25,000. Participants may withdraw their contributions at any time before stock is purchased.

The purchase price is equal to 85% of the lower of (a) the market price of common stock immediately before the beginning of the applicable offering period or (b) the market price of common stock at the time of the purchase. In general, each offering period is 24 months long, but a new offering period begins every six months. Thus, up to four overlapping offering periods may be in effect at the same time. An offering period continues to apply to a participant for the full 24 months, unless the market price of common stock is lower when a subsequent offering period begins. In that event, the subsequent offering period automatically becomes the applicable period for purposes of determining the purchase price. A total of 1,063,333 shares in fiscal year 2004, 1,159,352 shares in fiscal year 2003, and 696,186 shares in fiscal year 2002 of the Company's common stock were issued under the ESPP at prices ranging from $2.63 per share to $6.10 per share.

The per share weighted-average fair values of Employee Stock Purchase Plan shares granted during fiscal 2004, 2003 and 2002 were $2.54, $1.75 and $2.58, respectively, calculated using the Black-Scholes option pricing model with the following weighted assumptions: 2004—expected dividend yield of 0.0%, risk-free interest rate of 3.2%, expected volatility of 65%, and expected life of 0.5 years; 2003—expected dividend yield of 0.0%, risk-free interest rate of 2.1%, expected volatility of 95%, and expected life of 0.5 years; 2002—expected dividend yield of 0.0%, risk-free interest rate of 2.9%, expected volatility of 95%, and expected life of 0.5 years.

Note 6. Income Taxes

The provision for income taxes was as follows (in thousands):

	Year ended September 30,		
	2004	2003	2002
Current:			
Federal	$ 973	$ 77	$2,170
State	364	93	283
Foreign	305	202	119
Total Current	1,642	372	2,572
Deferred:			
Federal	—	—	—
State	—	—	—
Foreign	—	—	—
Total Deferred	—	—	—
	$1,642	$372	$2,572

The current tax benefits resulting from the exercise of employee stock options are approximately $0.9 million, $0.0 million and $2.1 million in fiscal 2004, 2003 and 2002, respectively. These benefits are not included in the above provision for income taxes.

The tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below (in thousands):

	As of September 30,	
	2004	2003
Accruals and allowances not currently deductible	$ 1,275	$ 711
Depreciation and amortization	697	577
State taxes	26	(106)
Acquired intangible property	(2,620)	(4,692)
Tax credit carry-forwards	6,209	4,782
Other	(48)	86
Net operating loss carry-forwards	99,344	104,803
Total deferred tax assets	104,883	106,161
Valuation allowance	(104,883)	(106,161)
Net deferred tax assets	$ —	$ —

Included in gross deferred tax assets at September 30, 2004, is approximately $63.0 million which pertains to net operating loss carry-forwards from tax deductions resulting from the exercise of employee stock options. When recognized, the tax benefit of these losses is accounted for as a credit to stockholders' equity rather than as a reduction of income tax expense. Also included in gross deferred tax assets at September 30, 2004, is approximately $33.9 million, which pertains to preacquisition net operating loss carry-forwards of acquired companies. The Company has provided a valuation allowance to offset the net deferred tax assets, which primarily relate to U.S. and foreign net operating loss carry-forwards. The Company is unable to conclude that its deferred tax assets are more likely than not to be realized from its US or foreign operations, as appropriate. The change in the valuation allowance from September 30, 2003 to September 30, 2004, was $1,278 thousand.

Sources of income (loss) before income taxes were as follows (in thousands):

	Year ended September 30,		
	2004	2003	2002
United States	$2,514	$ (711)	$ (3,919)
International	3,516	(699)	(10,222)
Total	$6,030	$(1,410)	$(14,141)

Total income tax expense differs from expected income tax expense (computed by applying the U.S. federal corporate income tax rate of 34%, 34% and 34% to profit (loss) before taxes) for fiscal 2004, 2003 and 2002, respectively, as follows (in thousands):

	Year ended September 30,		
	2004	2003	2002
Income tax expense (benefit) at federal statutory rate	$ 2,050	$(479)	$(4,808)
State income taxes, net of federal benefits	241	61	98
Permanent differences	141	182	196
Nondeductible purchased research and development	—	117	204
Nondeductible goodwill from acquisitions	—	—	3,108
Foreign income at other than US rates	(886)	—	—
Unbenefitted losses	1,168	491	3,774
Tax credits	(1,138)	—	—
Other, net	66	—	—
	$ 1,642	$ 372	$ 2,572

As of September 30, 2004, the Company had net operating loss carryforwards for federal, state, and foreign purposes of approximately $203.3 million, $168.4 million, and $78.6 million, respectively, available to offset taxable income in future years. The federal net operating loss carryforwards will expire, if not utilized, beginning in 2018. The state net operating loss carryforwards will expire, if not utilized, beginning in 2005. The foreign net operating loss carryforwards will expire at varying dates depending on the laws of each country. Federal and state tax laws impose substantial restrictions on the utilization of net operating loss carry-forwards in the event of an "ownership change," as defined in Section 382 of the Internal Revenue Code. In the event of an ownership change, utilization of the net operating loss carryforwards could be significantly reduced. In addition, Section 382 may also limit the Company's ability to utilize certain net operating loss carryforwards acquired as part of the Company's acquisitions.

U.S. income taxes were not provided on the undistributed earnings of certain non-U.S. subsidiaries because the Company intends to reinvest these earnings indefinitely in operations outside of the United States.

Note 7. Defined Contribution Plan

In February 1998, the Company adopted a defined contribution plan (the "Plan") in the United States pursuant to Section 401(k) of the Internal Revenue Code (the "Code"). All eligible full and part-time employees of the Company who meet certain age requirements may participate in the Plan. Participants may contribute up to 60% of their pre-tax compensation, but not in excess of the maximum allowable under the Code. The Plan allows for discretionary contributions by the Company. Such discretionary contributions vest based on the participant's length of service. In addition, the Company may make profit-sharing contributions at the discretion of the Board of Directors. The Company made no contributions during fiscal 2004, 2003 and 2002.

Note 8. Geographic and Segment Information

The Company's chief operating decision-maker is considered to be the Company's Chief Executive Officer ("CEO"). The CEO reviews financial information presented on a consolidated basis for purposes of making operating decisions and assessing financial performance. Therefore, the Company operates as a single operating segment in fault management and service assurance software.

The Company markets its products primarily from the United States. International sales are primarily to customers in the United Kingdom and Continental Europe. Information regarding regional revenues, which are based on the location of the end-user, and operations in different geographic regions, is as follows (in thousands):

	Year ended September 30,		
	2004	2003	2002
Revenues:			
United States	$ 72,252	$ 76,874	$ 70,465
United Kingdom	25,299	15,432	14,171
Other International	49,026	33,845	54,746
Total	$146,577	$126,151	$139,382

	As of September 30,	
	2004	2003
Long-lived assets:		
United States	$ 44,193	$ 50,637
International	17,792	17,232
Total	$ 61,985	$ 67,869

Note 9. Commitments and Contingencies

Lease Commitments

The Company leases its facilities and certain equipment under non-cancelable operating leases. The lease agreements expire at various dates during the next six years.

Rent expense was approximately $6.3 million, $8.0 million and $7.2 million for the years ended September 30, 2004, 2003 and 2002, respectively. As of September 30, 2004, future minimum lease payments under non-cancelable operating leases, including facilities we have exited as part of our restructuring activities, net of any sub-lease income, are approximately $5.5 million, $4.0 million, $3.7 million, $2.4 million, $1.8 million, respectively, for each of the years in the five-year period subsequent to September 30, 2004 and $1.1 million in the years thereafter.

Guarantees

The Company typically warrants its products to be free from defects in media and to substantially conform to material specifications for a period of 90 days. The Company also indemnifies its customers from third party claims of intellectual property infringement relating to Company products. Historically, costs related to these guarantees have not been significant, and the Company is unable to estimate the potential impact of these guarantees on its future results of operations.

Contingencies

On December 9, 2002, Aprisma Management Technologies, Inc. ("Aprisma") filed a complaint against the Company in the U.S. District Court for the District of New Hampshire. The complaint alleges that the Company's network and systems management products, including our Netcool products, infringe six patents held by Aprisma. The complaint seeks injunctive relief as well as unspecified compensatory and enhanced damages, attorneys' fees, interest, costs and expenses. The complaint was served on the Company's counsel on

February 20, 2003. The Company filed its answer to the complaint on April 11, 2003, in which the Company alleged affirmative defenses of patent invalidity and non-infringement of the patents by the Company's products, as well as other equitable defenses. The Company has also asserted counterclaims against Aprisma regarding patent invalidity, non-infringement and patent unenforceability, including without limitation on the grounds that Aprisma failed to disclose material prior art to the Patent Office. The parties are now completing discovery (the exchange of documents and the taking of depositions) and have completed the first stage of the court's hearing on the legal scope of the patents' claims. Based upon current knowledge, the Company maintains that it has not infringed and does not infringe the patents in suit, and it will continue to vigorously defend its position and pursue the counterclaims against Aprisma.

On November 10, 2003, Agilent Technologies, Inc. ("Agilent") filed a complaint against the Company in the United States District Court for the Eastern District of Virginia. The complaint alleges that the Company infringes two patents, one of which is held by Agilent and the other of which is jointly owned by Agilent and Hewlett-Packard Company ("HP"). The complaint seeks injunctive relief, as well as unspecified compensatory and enhanced damages, attorneys' fees, interest, costs and expenses. In response, the Company moved to: (i) dismiss the case or require Agilent to file a more definite statement of its claims; (ii) join HP as a necessary party; and (iii) transfer the case to the Southern District of New York, or in the alternative, to the Northern District of California. In a ruling dated April 15, 2004, the court granted Micromuse's motion to transfer and ordered that the lawsuit be moved to the United States District Court for the Southern District of New York. On October 19, 2004, the Court granted Company's motion for a more definitive statement and ordered Agilent to file an amended complaint with more specificity in its claims. The court denied the Company's motions described in (i) and (ii) above, with leave to renew such motions once Agilent has filed an amended complaint. On November 12, 2004, Agilent filed its amended complaint and the Company filed its Answer on November 30, 2004. Based upon current knowledge, the Company maintains that it has not infringed and does not infringe the patents in suit, and the Company intends to vigorously defend against the action.

Between January 12, 2004 and March 5, 2004, seven securities class action complaints were filed in the United States District Court for the Northern District of California against the Company and certain of its current and former officers and directors. In July 2004, the District Court consolidated the various actions, named Massachusetts Laborer's Pension Fund as lead plaintiff and appointed the law firm of Berman, DeValerio, Pease, Tabacco, Burt & Pucillo as lead plaintiff's counsel. In September 2004, lead plaintiff Massachusetts Laborer's Pension Fund filed a consolidated amended complaint on behalf of a purported class of purchasers of the Company's common stock. The alleged class period is January 18, 2001 through May 18, 2004. The consolidated amended complaint seeks an unspecified amount of damages and asserts causes of action for alleged violations of Sections 10(b) and 20(a) of the Securities Exchange Act of 1934 and SEC Rule 10b-5, arising out of the Company's restatement of its previously issued financial statements for the fiscal years ended September 30, 2001 and 2002 and for the quarters ended December 31, 2000 through June 30, 2003, and the Company's adjustment of its preliminary consolidated financial statement information for the quarter and fiscal year ended September 30, 2003, as initially announced on October 29, 2003, and the Company's adjustment of preliminary financial information for the quarter ended December 31, 2003, as announced on February 10, 2004. On November 8, 2004, the Company and the other defendants moved to dismiss the consolidated amended complaint.

Between February 2, 2004, and March 16, 2004, certain shareholders, purporting to act on the Company's behalf, filed three derivative actions in the Superior Court of California in and for the County of San Francisco against the Company as a nominal defendant and certain of its current and former officers and directors as defendants. In April 2004, the California court consolidated the actions and appointed the law firm of Robbins, Umeda & Fink as lead plaintiffs' counsel in those actions. Plaintiffs filed a consolidated complaint in June 2004. The complaint generally alleges that, as a result of the events underlying the restatement, certain of the

Company's current and former officers and directors breached their fiduciary duties to the Company and that certain current and former officers and directors engaged in insider trading in violation of California law. The plaintiffs seek unspecified damages on the Company's behalf from the defendants. On November 15, 2004, the Company and the other defendants demurred to the consolidated complaint.

On March 3, 2004, certain shareholders, purporting to act on the Company's behalf, filed a derivative action in the District Court for the Northern District of California against the Company as a nominal defendant and certain of its current and former officers and directors as defendants. Due to the similarities between this action and the derivative actions filed in California Superior Court, the District Court in July 2004 abstained from exercising jurisdiction and dismissed the action. Plaintiff filed a notice of appeal and the Ninth Circuit has set a briefing schedule for the appeal. No date for argument of the appeal has been set.

On January 15, 2004, the Securities & Exchange Commission notified the Company that it had initiated an informal inquiry regarding the circumstances leading up to the restatement of the Company's consolidated financial statements. This inquiry is ongoing and the Company is cooperating fully. It is our understanding that it is customary for the SEC to undertake an informal inquiry of many announced accounting restatements.

The Company is also subject to other pending or threatened litigation from time to time in addition to the matters specifically listed above, including other cases now pending. The Company has recorded certain liabilities it does not believe to be material related to some of the pending litigation (other than the patent and securities litigation specifically listed above) based on claims for which management believes a loss is probable and for which management can reasonably estimate the amount and range of loss.

The litigation matters specifically listed above and other pending or future litigation are inherently unpredictable, could be costly and divert our management's attention away from our business, and could have a material adverse effect on our business, financial results or condition, or cash flow. See also Risk Factors in Part II, Item 7, "Our efforts to protect our intellectual property may not be adequate, and third-parties have in the recent past claimed and may claim in the future that we are infringing their proprietary rights" and "We restated our annual and quarterly financial statements for 2001, 2002, and the first three quarters of 2003, we did not file our Annual Report on Form 10-K for fiscal year 2003 on a timely basis, and we did not file our Quarterly Report on Form 10-Q for the first quarter of 2004 on a timely basis. Litigation and regulatory proceedings regarding the restatement of our Consolidated Financial Statements could seriously harm our business."

Due to the inherent unpredictability of litigation, the Company cannot predict the outcome of these or other pending matters with any certainty. Because of the uncertainties related to both the amount and range of losses in the event of an unfavorable outcome in the lawsuits listed above or in certain other pending proceedings for which loss estimates have not been recorded, management of the Company is unable to make a reasonable estimate of the losses that could result from these matters.

Note 10. Restructuring Costs

As a result of the Company's change in strategy and its desire to improve its cost structure and profitability, the Company announced and implemented two separate restructuring plans, which were accounted for under EITF No. 94-3 *Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including certain costs incurred in a Restructuring)*. The Company does not have any exit or disposal activities as defined under SFAS No. 146 that were initiated after the effective date of SFAS No. 146.

The fiscal 2002 restructuring plan, which was announced during the quarter ended September 30, 2002, resulted in a decrease of the Company's workforce by 85 employees and the elimination of excess facilities. In connection with implementation of the restructuring plan, the Company incurred restructuring charges of $4.4 million in the quarter ended September 30, 2002. In the quarter ended June 30, 2003, as a result of a potential tenant terminating negotiations, an additional restructuring charge of $1.7 million was incurred on property leases relating to the fiscal 2002 restructuring plan. The Company determined that it would not be able to sub-lease some of the excess facilities that it had expected to sub-lease when calculating the original restructuring charge.

The fiscal 2003 restructuring plan, which was announced during the quarter ended December 31, 2002, resulted in a decrease of the Company's workforce by 117 employees and total restructuring charges of $3.1 million, relating to severance and employment related charges.

Severance and employment-related charges consist primarily of severance, health benefits, other termination costs and legal expenses as a result of the termination of employees. Severance and employment related charges could be higher than the Company has estimated should there be additional arbitration and legal proceedings. The total severance accrual balance of $0.6 million as of September 30, 2004 is expected to be paid by March 31, 2005.

Facility costs primarily represent closure and downsizing costs related to offices in Europe and North America that were vacated as part of the fiscal 2002 restructuring program. Closure and downsizing costs include payments required under lease contracts, after the properties were abandoned, less any applicable estimated sub-lease income during the period after abandonment. To determine the lease loss portion of the closure and downsizing costs, certain estimates were made related to the (1) time period over which the relevant building would remain vacant, (2) sub-lease terms, and (3) sub-lease rates, including common area charges. The lease loss accrual is an estimate and will be adjusted in the future upon triggering events (such as changes in estimates of time to sub-lease and actual sub-lease rates). As of September 30, 2004, the remaining $0.3 million accrual of lease termination costs is expected to be paid on various dates through June 2005.

The following table sets forth the restructuring activity for the years ended September 30, 2004, 2003 and 2002 (in thousands):

	Fiscal 2002 Restructuring Plan		Fiscal 2003 Restructuring Plan	
	Facility	Severance	Severance	Total
Accrual balance at September 30, 2001	$ —	—	—	$ —
Restructuring charges	1,263	3,111		4,374
Amounts utilized:				
Cash paid	(261)	(1,475)		(1,736)
Non-cash charges	(31)	—		(31)
Accrual balance at September 30, 2002	971	1,636	—	2,607
Restructuring charges	1,655	—	3,140	4,795
Amounts utilized:				
Cash paid	(828)	(1,171)	(2,640)	(4,639)
Non-cash charges	(155)	—	(49)	(204)
Accrual balance at September 30, 2003	1,643	465	451	2,559
Restructuring charges	—	—	—	—
Amounts utilized:				
Cash paid	(827)	(175)	(84)	(1,086)
Non-cash charges	(469)	—	(11)	(480)
Accrual balance at September 30, 2004	$ 347	$ 290	$ 356	$ 993

Note 11. Supplementary Quarterly Data (unaudited) (in thousands, except for per share data)

During the period September 23, 2003 through January 2004, the Company's Audit Committee conducted an internal investigation of certain of the Company's accounting records for the fiscal quarters and years ended September 30, 2001, 2002 and 2003 (the Internal Investigation). Based on the findings of the Internal Investigation, the consolidated financial statements of the Company for the fiscal quarters and years ended September 30, 2001 and 2002 and the first three quarters of fiscal 2003 were restated. Please see our Annual Report on Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004, and our Quarterly Report on Form 10-Q/A for the three months ended June 30, 2003, as filed on May 17, 2004, for additional information regarding the restatement and adjustments.

In the quarter ended September 30, 2004, sales and marketing expense decreased in part due to a $1.3 million decrease in sales compensation resulting from the expiration of a contract for which sales commission had previously been accrued.

	September 30, 2004	June 30, 2004	March 31, 2004	December 31, 2003
Revenues:				
License	$17,699	$17,690	$20,288	$20,319
Maintenance and services	18,579	17,135	17,997	16,870
Total revenues	36,278	34,825	38,285	37,189
Cost of revenues:				
License	848	1,468	1,542	1,345
Maintenance and services	3,527	3,140	2,749	2,567
Amortization of developed technology	1,393	1,527	1,532	1,456
Total cost of revenues	5,768	6,135	5,823	5,368
Gross profit	30,510	28,690	32,462	31,821
Operating expenses:				
Sales and marketing	12,073	15,696	15,809	15,676
Research and development	7,306	8,102	8,245	7,774
General and administrative	6,220	6,684	6,474	5,411
Restatement and related costs	209	1,616	1,842	1,967
Amortization of goodwill and other intangible assets	53	48	47	48
Total operating expenses	25,861	32,146	32,417	30,876
Income (loss) from operations	4,649	(3,456)	45	945
Interest and other income, net	982	1,151	732	982
Income (loss) before income taxes	5,631	(2,305)	777	1,927
Provision for income taxes	704	181	218	539
Net income (loss)	$ 4,927	$ (2,486)	$ 559	$ 1,388
Per share data:				
Basic net income (loss)	$ 0.06	$ (0.03)	$ 0.01	$ 0.02
Diluted net income (loss)	$ 0.06	$ (0.03)	$ 0.01	$ 0.02
Weighted average shares used in computing:				
Basic net income (loss) per share	79,809	78,993	78,670	78,619
Diluted net income (loss) per share	80,828	78,993	82,546	82,063

	September 30, 2003	June 30, 2003	March 31, 2003	December 31, 2002
Revenues:				
License	$16,766	$18,233	$18,534	$13,623
Maintenance and services	16,941	14,692	13,582	13,780
Total revenues	33,707	32,925	32,116	27,403
Cost of revenues:				
License	1,185	1,251	1,302	782
Maintenance and services	2,452	2,593	2,427	3,095
Amortization of developed technology	1,224	1,053	1,050	986
Total cost of revenues	4,861	4,897	4,779	4,863
Gross profit	28,846	28,028	27,337	22,540
Operating expenses:				
Sales and marketing	14,490	14,436	16,446	14,951
Research and development	7,652	7,417	7,026	7,283
General and administrative	4,382	3,947	4,434	4,242
Amortization of goodwill and other intangible assets	110	194	355	566
Restructuring costs	—	1,655	—	3,140
Total operating expenses	26,634	27,649	28,261	30,182
Income (loss) from operations	2,212	379	(924)	(7,642)
Interest and other income, net	1,187	693	1,252	1,433
Income (loss) before income taxes	3,399	1,072	328	(6,209)
Provision for income taxes	(527)	(144)	552	491
Net income (loss)	$ 3,926	$ 1,216	$ (224)	$ (6,700)
Per share data:				
Basic net income (loss)	$ 0.05	$ 0.02	$ 0.00	$ (0.09)
Diluted net income (loss)	$ 0.05	$ 0.02	$ 0.00	$ (0.09)
Weighted average shares used in computing:				
Basic net income (loss) per share	77,903	76,635	75,744	75,241
Diluted net income (loss) per share	81,579	80,087	75,744	75,241

Item 9. ***Changes in and Disagreements with Accountants on Accounting and Financial Disclosures***

None.

Item 9A. ***Controls and Procedures***

Based on their evaluation as of the end of the period covered by this Annual Report on Form 10-K, our Company's Chief Executive Officer and Chief Financial Officer have concluded that their evaluation has provided them with reasonable assurance that the Company's disclosure controls and procedures, as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934 (the "Exchange Act"), are effective to ensure that information required to be disclosed by our Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission's rules and forms. In connection with the evaluation described above, we identified no change in our internal control over financial reporting that occurred during our fiscal quarter ended September 30, 2004, and that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

In connection with the restatement of our financial statements discussed in our Form 10-K for the year ended September 30, 2003, as filed on May 17, 2004 (and referred to in Items 1 and 7 of this report), our auditors identified material weaknesses consisting of deficiencies in internal controls related to the recording of accrued liabilities, deficiencies in internal controls related to the documentation of support for journal entries and ineffective review of financial information, although the letter from the auditors noted that the Company regularly conducted thorough and timely review and analysis of revenue recognition.

Our overall plan to improve our financial processes and internal control over financial reporting included the hiring of a principal accounting officer to serve as Vice President of Global Finance. The individual we hired for this purpose in July 2004 left Micromuse in September 2004 to pursue other opportunities. Other finance department employees have also left Micromuse during calendar year 2004, and we announced in July 2004 that our current Chief Financial Officer would leave Micromuse at the end of calendar year 2004. Micromuse has appointed Ian Halifax as the Company's Chief Financial Officer, starting January 17, 2005. Mr. Luetkemeyer will be staying on as Chief Financial Officer until Mr. Halifax joins the Company and will remain with the Company during the transition period. Although we have hired a new Chief Financial Officer and we intend to hire additional personnel in the Finance department shortly after the new Chief Financial Officer joins the Company, these staffing circumstances have delayed our ability to implement certain of the controls and procedures we described in Item 9A of our Form 10-K for the fiscal year ended September 30, 2003, filed on May 17, 2004. Items delayed include improved systems processes intended to reduce manual journal entries and implementation of a global purchase order system.

See also Risk Factors—"We restated our annual and quarterly financial statements for 2001, 2002, and the first three quarters of 2003, we did not file our Annual Report on Form 10-K for fiscal year 2003 on a timely basis, and we did not file our Quarterly Report on Form 10-Q for the first quarter of 2004 on a timely basis. Litigation and regulatory proceedings regarding the restatement of our Consolidated Financial Statements could seriously harm our business," and "If our accounting controls and procedures are circumvented or otherwise fail to achieve their intended purposes, our business could be seriously harmed" in Item 7 of this report.

Item 9B. ***Other Information***

On September 30, 2004, Micromuse and Arun Oberoi entered into Amendment No. 1 to his January 2004 employment agreement. The amendment adjusted provisions relating to his "On Target Bonus" by describing the criteria of performance for fiscal years 2004 and 2005 and permitting the bonus to be earned for achieving 75%, 80% and 90% of the target as well as for the pre-existing increments of 100%, 110%, 120% 130% and 140% or more, as stated in and qualified by reference to the text of the amendment attached as Exhibit 10.16 to this report.

PART III

Item 10. *Directors and Executive Officers of the Registrant*

The information regarding directors, the Audit Committee of the Micromuse Board of Directors, and the audit committee financial expert as defined in SEC rules, and Section 16 reporting compliance required by Item 10 is incorporated herein by reference from the sections entitled "Proposal No. 1—Election of Directors" and "Section 16(a) Beneficial Ownership Reporting Compliance" of the Registrant's definitive proxy statement to be mailed to stockholders in connection with the annual meeting of stockholders scheduled to be held in San Francisco, California, on Thursday, February 3, 2005 (the "Proxy Statement").

Information required under this Item 10 relating to the code of ethics defined in SEC rules is set forth in Part I, Item 1 "Business—Information Available on the Micromuse Website" of this Form 10-K and is incorporated herein by this reference.

Executive Officers

Certain information regarding the executive officers of the Company is provided below:

Name	Age	Position
Lloyd A. Carney	42	Chairman of the Board and Chief Executive Officer
Michael L. Luetkemeyer	55	Senior Vice President and Chief Financial Officer
Nell O'Donnell	41	Senior Vice President and Corporate and Board Secretary
Michael Foster	36	Senior Vice President, Product Development and Delivery
Arun Oberoi	50	Executive Vice President of Global Sales and Technical Services
Ian Halifax	44	Chief Financial Officer, starting January 17, 2005

Lloyd A. Carney, age 42, joined Micromuse as Chairman of the Board and Chief Executive Officer effective July 28, 2003. From January 2002 until joining Micromuse, Mr. Carney served as Executive Vice President of Operations of Juniper Networks, Inc. and oversaw a broad range of business operations including the sales, marketing, engineering, manufacturing, and customer service organizations. Before joining Juniper Networks, he served as the President of the Core IP Division of Nortel Networks (a division focused on delivering internet and next generation networking solutions) from May 2001 until September 2001. From March 2000 until May 2001, Mr. Carney served as President of the Wireless Internet Division of Nortel Networks (a carrier-focused multi-billion dollar business unit delivering advanced wireless technologies to the marketplace). From June 1997 until March 2000 he served as President of the Enterprise Data Division of Nortel Networks (a multi-billion dollar voice and data services business unit). A twenty-year veteran of the networking industry, Mr. Carney has held managerial and engineering roles at Bay Networks, Data General, Prime Computer, Proteon, and Radio Corporation of America (RCA). He holds a B.S. degree in electrical engineering from Wentworth Institute and an M.B.A. from Lesley College.

Annual Report

Michael L. Luetkemeyer, age 55, has been a director of Micromuse since January 2003. Mr. Luetkemeyer was named Senior Vice President and Chief Financial Officer of Micromuse in October 2001. He was appointed interim Chief Executive Officer of Micromuse effective January 1, 2003, and served in that capacity until Mr. Carney joined the Company. On July 22, 2004, the Company announced that Michael Luetkemeyer, after serving three years as Chief Financial Officer, would leave the company at the end of the 2004 calendar year. Micromuse has appointed Ian Halifax as the Company's Chief Financial Officer, starting January 17, 2005. Mr. Luetkemeyer will be staying on as Chief Financial Officer until Mr. Halifax joins the Company and will remain with the Company during the transition period. Mr. Luetkemeyer's experience includes an extensive background in senior management of high-tech and scientific-engineering firms managing global finance organizations. Prior to Micromuse, Mr. Luetkemeyer was Senior Vice President and Chief Financial Officer at a network management software provider, Aprisma Management Technologies Inc. Before joining Aprisma in 2000, Mr. Luetkemeyer was CFO at Rawlings Sporting Goods, a provider of sports equipment, and at Electronic Retailing Systems, a technology start-up. Mr. Luetkemeyer has held a variety of senior finance positions throughout his career, including more than 10 years with General Electric, where he served with GE Aerospace, GE Semiconductor and GE Plastics. Mr. Luetkemeyer graduated from Southwest Missouri State in 1972 with a B.S. in Finance. He earned his Masters in Economics from the University of Missouri in 1975 and a B.S. in Accounting from Rollins College in 1985.

Nell O'Donnell, age 41, was promoted to Senior Vice President and Corporate and Board Secretary in the fall of 2004 and has served as the Company's General Counsel since September 2003. She is responsible for the Company's worldwide legal matters and provides legal and business counsel and support to all Micromuse teams, including sales, product development, human resources, technical services, MIS, marketing and finance. She has an extensive background in many areas critical to the business, including revenue and technology licensing, acquisitions and strategic transactions. Since joining Micromuse in 1999 as Associate General Counsel, she has taken leadership roles on many key corporate matters and agreements with Micromuse customers, partners and vendors. Before coming to Micromuse she was Senior Corporate Counsel at Hewlett Packard Co. Prior to HP, she was an associate in the Intellectual Property department of the law firm of Graham & James in San Francisco. She graduated from Stanford University with a B.A. in History in 1985 and earned her J.D. degree from Loyola Law School in 1991.

Michael Foster, age 36, was named Micromuse's Senior Vice President, Product Development & Delivery in November 2002. On July 30, 2004, Michael Foster resigned as executive officer of the Company but will be staying on until the end of calendar 2004. He leads Micromuse's entire engineering organization which includes the teams for product development, product testing, product delivery and customer support. In this role, Foster has overall responsibility for the technical direction of Netcool software development. During his tenure, Foster has been a key part of the team overseeing the architectural evolution of the Netcool solution. Previously he was responsible for managing the Company's customer support functions. He has held various positions since joining the Company in 1996. Foster earned his BSc in Applied Mathematics at Dublin City University and his MSc in Computer Science from Loughborough University.

Arun Oberoi, age 50, joined Micromuse on January 12, 2004 as Micromuse's Executive Vice President of Global Sales and Technical Services. Prior to joining Micromuse, he served in a series of senior executive positions at Hewlett-Packard, serving most recently in the role of Vice President and General Manager, Corporate Accounts and Industries, HP Services. During his 20 years at HP, Mr. Oberoi also held leadership positions in HP's Worldwide Software Sales and Marketing organization, with overall sales and marketing responsibility for the OpenView product portfolio as well as HP's security, middleware, and e-business software products. Mr. Oberoi joined HP after completing his bachelor degree at Delhi University and MBA degree at the Institute for Management Studies, Punjab University in India.

Ian Halifax, age 44, Mr. Halifax has been appointed as Chief Financial Officer of Micromuse starting January 17, 2005, and served since October 1999 as Chief Financial Officer of Macrovision Corporation, a developer and licensor of copy protection, electronic licensing and rights management technologies, most recently as Executive Vice President, Finance and Administration, Chief Financial Officer and Secretary of Macrovision. Before joining Macrovision, Mr. Halifax served as Chief Financial Officer of S-Vision, a private semiconductor display technology company, from February 1999 to September 1999, and as Director, Corporate Transactions for KPMG LLP, an accounting firm, from October 1997 to January 1999. Mr. Halifax holds a B.A. in English from the University of York and a M.B.A. from Henley Management College. Mr. Halifax is a Certified Public Accountant and a Certified Management Accountant.

Item 11. *Executive Compensation*

The information required by Item 11 is incorporated herein by reference from the sections entitled "Executive Compensation," "Compensation Committee Report," "Stock Performance Graph," and "Proposal No. 1—Election of Directors—Director Compensation" of the Proxy Statement.

Item 12. ***Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters***

The information required by Item 12 concerning security ownership of certain beneficial owners and management is incorporated herein by reference from the section entitled "Security Ownership of Certain Beneficial Owners and Management" of the Proxy Statement.

Equity Compensation Plan Information

The following table provides information as of September 30, 2004, with respect to the shares of the Company's Common Stock that may be issued under the Company's existing equity compensation plans. All compensation plan share numbers have been adjusted to reflect the effect of the two-for-one stock splits declared payable in February and December 2000.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance (c)
Equity compensation plans approved by stockholders(1)	15,706,118(3)	$13.43	4,705,604(4)
Equity compensation plans not approved by stockholders(2)	555,526	$10.73	947,163
Total	16,261,644	$13.34	5,652,767

(1) Consists of the 1997 Stock Option/Stock Issuance Plan (the "1997 Plan"), and the 1998 Employee Stock Purchase Plan (the "Purchase Plan").

(2) Equity compensation plans or arrangements not approved by stockholders are described following this table and consist of the 1998 Non-Officer Stock Option/Stock Issuance Plan (the "Non-Officer Plan") and two warrants issued as compensation to an executive search firm for services in hiring officers of the Company. The Company's past acquisitions of other companies have not resulted in the Company assuming acquired company plans or issuing options to acquired company employees in respect of acquired company options previously held. Any options otherwise granted to former employees of acquired companies were granted under the 1997 Plan.

(3) This number does not include purchase rights accrued under the Purchase Plan. Under the Purchase Plan, each eligible employee may purchase up to 1,250 shares of common stock at semi-annual intervals on the last day of January and July each year at a purchase price per share equal to 85% of the lower of (i) the closing selling price per share of common stock on the employee's entry date into the two-year offering period in which that semi-annual purchase date occurs or (ii) the closing selling price per share on the semi-annual purchase date.

(4) This number includes the remaining 4,705,437 shares that may be issued under future grants of awards as of September 30, 2004, under the 1997 Plan (which awards may include grants of options or direct issuances of stock), and the remaining 167 shares reserved for future purchase as of September 30, 2004, under the Purchase Plan, subject to the following automatic share reserve increase provisions. The 1997 Plan provides that the number of shares of common stock available for issuance under that plan shall automatically increase on October 1 of each fiscal year during the term of the plan, beginning with October 1, 1999, by an amount equal to the lesser of 4,000,000 shares or 5% of the total number of shares then outstanding. The Purchase Plan provides that the number of shares available for purchase under that plan shall automatically be increased by 640,000 shares on the first day (October 1) of each fiscal year during the term of the plan, beginning with October 1, 1999.

Description of Plans and Arrangements Not Approved by Stockholders

Non-Officer Plan. The Company has adopted a practice and policy that no additional options will be issued and no options have been issued since October 1999, under the Non-Officer Plan that was adopted by the

Company's Board of Directors in December 1998 and was not submitted to a vote of or approved by the Company's stockholders. As of September 30, 2004, options granted in or before October 1999 covering 451,205 shares of Common stock were still outstanding under this plan and options covering 1,001,632 shares had been exercised. The purchase price per share of outstanding options is the fair market value per share of Common stock on the award grant date. Each option has a maximum term of 10 years, vests in installments (which has generally been over a 4 year period of the optionee's service with the Company), and must normally be exercised within 3 months after termination of employment. The options will vest on an accelerated basis in the event the Company is acquired and those options are not assumed or replaced by the acquiring company.

Warrants. In connection with the hiring of Michael L. Luetkemeyer as the Company's Chief Financial Officer in October 2001, the Company issued a warrant to an executive search firm as part of that firm's compensation for services. The warrant was issued October 1, 2001, expired October 1, 2004, and entitled the holder to purchase, prior to expiration of the warrant, 54,321 shares of the Company's common stock at an exercise price of $5.42 per share. In connection with the hiring of Lloyd A. Carney as the Company's Chief Executive Officer and Chairman in July 2003, the Company issued a warrant to the same executive search firm as part of that firm's compensation of services. The warrant was issued on July 28, 2003, expires on July 28, 2006 and entitles the holder to purchase, prior to expiration of the warrant, 50,000 shares of the Company's common stock at an exercise price of $7.27 per share. In lieu of exercising the warrant by paying the exercise price in cash, the holder may from time to time convert the warrant, in whole or in part, into a number of shares determined by dividing (a) the aggregate fair market value of the shares issuable upon exercise of the warrant minus the aggregate exercise price of such shares by (b) the fair market value of one share.

Item 13. ***Certain Relationships and Related Transactions***

None.

Item 14. ***Principal Accountant Fees and Services***

The information required by Item 14 is incorporated herein by reference from the section entitled "Proposal No. 2: Ratification of Independent Registered Public Accounting Firm—Fees and Services" of the Proxy Statement.

PART IV

Item 15. ***Exhibits and Financial Statement Schedules***

(a)(1) *Financial Statements*

See the Consolidated Statements beginning on page 43 of this Form 10-K.

(2) *Financial Statement Schedule*

See the Financial Statement Schedule at page 76 of this Form 10-K.

(3) *Exhibits*

See Exhibit Index at page 77 of this Form 10-K.

SIGNATURES

Pursuant to the requirements of the Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MICROMUSE INC.

By: /s/ LLOYD A. CARNEY

Lloyd A. Carney
Chairman and Chief Executive Officer

Date: December 13, 2004

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons, on behalf of the Registrant in the capacities and on the dates indicated:

Name	Title	Date
/s/ LLOYD A. CARNEY **(Lloyd A. Carney)**	Chairman and Chief Executive Officer	December 8, 2004
/s/ MICHAEL L. LUETKEMEYER **(Michael L. Luetkemeyer)**	Senior Vice President, Chief Financial Officer, and Director (Principal Financial and Accounting Officer)	December 8, 2004
/s/ JOHN C. BOLGER **(John C. Bolger)**	Director	December 8, 2004
/s/ MICHAEL E.W. JACKSON **(Michael E.W. Jackson)**	Director	December 8, 2004
/s/ DAVID C. SCHWAB **(David C. Schwab)**	Director	December 8, 2004
/s/ KATHLEEN M.H. WALLMAN **(Kathleen M.H. Wallman)**	Director	December 8, 2004

SCHEDULE II

VALUATION AND QUALIFYING ACCOUNTS

Years Ended September 30, 2004, 2003 and 2002
(In thousands)

Description	Balance at Beginning of Period	Charged to Costs and Expenses	Deductions	Balance at End of Period
Allowance for doubtful accounts:				
Year Ended September 30, 2004	$1,231	281	(470)	$1,042
Year Ended September 30, 2003	$3,827	(709)	(1,887)	$1,231
Year Ended September 30, 2002	$4,438	171	(782)	$3,827

EXHIBIT INDEX

Exhibit Number	Description
3.1(1)	Restated Certificate of Incorporation of the Registrant
3.2(2)	Amended and Restated Bylaws of the Registrant.
10.1(5)	Form of Amended and Restated Indemnification Agreement entered into between the Registrant and its directors and officers.
10.2(5)	1997 Stock Option/Stock Issuance Plan, as amended.*
10.3(5)	1998 Employee Stock Purchase Plan, as amended.*
10.4(3)	Amended and Restated Investors' Rights Agreement by and among the Registrant and certain stockholders of the Registrant, dated as of September 8, 1997.
10.5(3)	Office lease dated as of March 25, 1997, by and between the Registrant and SOMA Partners, L.P.
10.6	Executive Employment Continuation Agreement as of December 13, 2002 by and between Nell O'Donnell and Micromuse Inc.*
10.7(5)	Executive Employment Continuation Agreement as of December 13, 2002 by and between Michael Foster and Micromuse Inc.*
10.8	Summary of Executive Bonus Plan.*
10.9(1)	First amendment to office lease, dated as of October 25, 2000, by and between the Registrant and SOMA Partners, L.P.
10.10(5)	Employment Agreement as of July 28, 2003, by and between Lloyd A. Carney and Micromuse Inc.*
10.11(4)	1998 Non-Officer Stock Option/Stock Issuance Plan and forms of agreements thereunder.
10.12(4)	Employment Agreement as of October 1, 2001, by and between Michael L. Luetkemeyer and Micromuse Inc.*
10.13	Forms of Stock Option Agreements applicable to directors and executive officers under the 1997 Stock Option/Stock Issuance Plan (the plan is listed as Exhibit 10.2 above).*
10.14(5)	Employment Agreement as of January 12, 2004, by and between Arun Oberoi and Micromuse Inc.*
10.15(5)	Notice of Stock Option Grant and Stock Option Agreement dated as of February 9, 2004, by and between Lloyd A. Carney and Micromuse Inc.*
10.16	Amendment No. 1 to Employment Agreement between Arun Oberoi and Micromuse Inc.*
10.17	Summary of Director Compensation.*
21.1	Subsidiaries of the Registrant.
23.1	Report on Schedule and Consent of Independent Registered Public Accounting Firm.
31	Separate Certifications of the Chief Executive Officer and the Chief Financial Officer of the Registrant required by SEC Rule 13a-14(a) (pursuant to Section 302 of the Sarbanes-Oxley Act of 2002).
32	Combined Certification of the Chief Executive Officer and the Chief Financial Officer of the Registrant required by SEC Rule 13a-14(b) (pursuant to Section 906 of the Sarbanes-Oxley Act of 2002).

* This asterisk indicates management contracts.

(1) Incorporated by reference from the exhibit of the same number in the Registrant's Form 10-K for the fiscal year ended September 30, 2001, as filed with the SEC on December 21, 2001.

(2) Incorporated by reference from the exhibit of the same number in the Registrant's Registration Statement on Form S-1 (Registration No. 333-58975) as filed with the SEC on July 13, 1998.

(3) Incorporated by reference from the exhibit of the same number in the Registrant's Registration Statement on Form S-1 (Registration No. 333-42177) as filed with the SEC on December 12, 1997.

(4) Incorporated by reference from the exhibit of the same number in the Registrant's Form 10-K for the fiscal year ended September 30, 2002, as filed with the SEC on December 23, 2002.

(5) Incorporated by reference from the exhibit of the same number in the Registrant's Form 10-K for the fiscal year ended September 30, 2003, as filed with the SEC on May 17, 2004.

EXHIBIT 21.1

SUBSIDIARIES OF REGISTRANT

- Micromuse Limited
- Micromuse New Markets, Ltd.
- Micromuse France SARL
- Micromuse GmbH
- Micromuse International
- Micromuse International Ireland Limited
- Micromuse Netherlands BV
- Micromuse USA Inc.
- Micromuse Latin America Inc.
- NetOps Corporation
- Calvin Alexander Networking, Inc.
- Micromuse Brasil Ltd.
- Micromuse S de RL de CV
- Micromuse (Australia) Pty. Limited
- Micromuse Japan KK
- Micromuse Singapore Pte Ltd.
- Micromuse UK Limited
- RiverSoft Limited
- RiverSoft Technologies Limited
- RiverSoft Inc. (US)
- RiverSoft (UK) Limited
- RiverSoft (Overseas Holdings) Limited
- RiverSoft Technologies (Trustees) Limited
- RiverSoft (Nordic) APS
- RiverSoft SAS (France)
- RiverSoft Pty Ltd. (Australia)
- RiverSoft KK (Japan)
- RiverSoft BV (Netherlands)
- RiverSoft Gmbh (Germany)
- Lumos Technologies, Inc.
- Network Harmoni, Inc.
- NDG Software (Aust) Pty Ltd

Annual Report

EXHIBIT 23.1

REPORT ON SCHEDULE AND CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Micromuse Inc.:

The audits referred to in our report dated December 13, 2004, included the related financial statement schedule as of September 30, 2004, and for each of the years in the three-year period ended September 30, 2004, included in the annual report on Form 10-K of Micromuse Inc. This financial statement schedule is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement schedule based on our audits. In our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

We consent to incorporation by reference in the registration statements No. 333-48036 and No. 333-36352 on Form S-3 and the registration statements No. 333-46649, No. 333-91119, No. 333-70126, No. 333-71420, 333-102499, 333-115848 and 333-120594 on Form S-8 of Micromuse Inc. of our reports dated December 13, 2004, relating to the consolidated balance sheets of Micromuse Inc. and subsidiaries as of September 30, 2004 and 2003, and the related consolidated statements of operations, stockholders' equity and comprehensive income (loss) and cash flows for each of the years in the three-year period ended September 30, 2004, and related schedule, which reports appear in the September 30, 2004, annual report on Form 10-K of Micromuse Inc.

Our report also refers to the Company's adoption of Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets, effective October 1, 2002.

/s/ KPMG LLP

San Francisco, California
December 13, 2004

STOCKHOLDERS INFORMATION

BOARD OF DIRECTORS

Lloyd A. Carney
Chairman of the Board & Chief Executive Officer

Michael L. Luetkemeyer
Senior Vice President & Chief Financial Officer

John C. Bolger
Private Investor, Retired Vice President, Finance & Administration, Cisco Systems, Inc.

Michael E.W. Jackson
Chairman, Elderstreet Investments
Chairman, The Sage Group
Deputy Chairman, British Thornton Holdings, plc

David C. Schwab
Venture Partner, Sierra Ventures

Kathleen M.H. Wallman
Visiting Research Professor, Georgetown University

SENIOR EXECUTIVES

Lloyd A. Carney
Chairman of the Board & Chief Executive Officer

Michael L. Luetkemeyer
Senior Vice President & Chief Financial Officer

Craig Farrell, Ph. D
Chief Technology Officer

Arun Oberoi
Executive Vice President, Global Sales and Technical Services

Nell O'Donnell
Senior Vice President & Secretary

MICROMUSE WEB SITE
www.micromuse.com
Click "Investors"

REGISTERED INDEPENDENT ACCOUNTING FIRM
KPMG LLP
San Francisco, California

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services LLC
San Francisco, California

INVESTOR RELATIONS
investor.relations@micromuse.com
Micromuse Inc.
139 Townsend St.
San Francisco, California 94107
Tel - (415) 538-9090
Fax - (415) 538-9091

ANNUAL MEETING
We cordially invite you to attend the Annual Meeting of Stockholders of Micromuse Inc., which will be held at the Palace Hotel, 2 New Montgomery, San Francisco, California 94105 on Thursday, February 3, 2005, at 10:00 a.m., Pacific Standard Time.

TRADEMARK INFORMATION

CORPORATE HEADQUARTERS

Micromuse Inc.
139 Townsend St.
San Francisco, CA 94107
Phone: 415 538 9090
Fax: 415 538 9091

UNITED STATES OFFICES

BOSTON
Micromuse Inc.
35 Corporate Drive, 4th Floor
Burlington MA, 01803
Phone: 781 685 2908

ILLINOIS
Micromuse Inc.
85 W. Algonquin Road
Suite 390
Arlington Heights, IL 60005
Phone: 847 493 6840
Fax: 847 493 6841

LOS ANGELES
1601 Cloverfield Blvd, 2nd flr
South Tower
Santa Monica, CA 90404
Phone 310 460 3595
Fax 310 309 4702

NEW YORK CITY
Micromuse Inc.
39 Broadway, 27th Floor
New York, NY 10006
Phone: 212 635 3131
Fax: 212 635 5464

TEXAS
Micromuse Inc.
14651 Dallas Parkway, Suite 814
Dallas, TX 75240
Phone: 972 980 8727
Fax: 972 960 1903

VIRGINIA
Micromuse Inc.
7901 Jones Branch Dr., Suite 240
McLean, VA 22102
Phone: 571 633 1710
Fax: 571 633 1711

CENTRAL AND SOUTH AMERICAN OFFICES

SAO PAULO, BRAZIL
Micromuse do Brazil
Av. Faria Lima 3729
cj. 518
Sao Paulo, SP 04538-905
Brazil
Phone: +55-11-3048-8309
Fax: +55-11-3048-8201

EUROPEAN OFFICES

LONDON, UK
Micromuse Ltd.
Disraeli House
90 Putney Bridge Road
London SW18 1DA
United Kingdom
Phone: +44 020 8875 9500
Fax: +44 020 8875 9995

DüSSELDORF, GERMANY
Micromuse Ltd.
Stadttor 1
40219 Düsseldorf
Phone:+49 211 3003-326
Fax: +49 211 3003-200

UTRECHT, NETHERLANDS
Micromuse Ltd.
Zen Building
Newtonlaan 115
Utrecht, 3584
BH NETHERLANDS
Phone: +31 (0)30 210 64 30
Fax: +31 (0)30 210 6666

FRANKFURT, GERMANY
Micromuse Ltd.
Eurohaus
Lyoner Str. 26
D-60528 Frankfurt
Germany
Phone: +49-(0)69-67733-407
Fax: +49-(0)69-67733-200

MADRID, SPAIN
Micromuse Ltd.
Castellana 141, Cuzco IV, 8th floor
28046 - Madrid
Spain
Phone: +34 91 572 6751
Fax: +34 91 572 6499

PARIS, FRANCE
Micromuse Ltd.
2, avenue de la Cristallerie
92310 Sevres
France
Phone: + 33 (0) 158 87 00 00
Fax: +33 (0) 158 87 00 01

VIENNA, AUSTRIA
Micromuse Ltd.
Am Concorde Business Park B6
A-2320 Schwechat
Austria
Phone: +43 1 701 32 310
Fax: +43 1 701 32 561

WARSAW, POLAND
Micromuse Ltd.
ul. Prusa 2
PL-00 493 Warsaw
Poland
Phone: +48 22 657 0378
Fax: +48 22 657 0175

ASIA-PACIFIC OFFICES

SYDNEY, AUSTRALIA
Micromuse (Australia) Pty Ltd.
Suite 11.1
Level 11
77 Pacific Highway
North Sydney NSW 2060
Australia
Phone: +61 2 9922 5080
Fax: +61 2 9922 5678

PERTH, AUSTRALIA
Micromuse (Australia) Pty Ltd.
Level 2
26 Colin Street
West Perth
Perth WA 6005
Australia
Phone: +61 8 9213 3400
Fax: +61 8 9486 1116

BEIJING, CHINA
Micromuse (Australia) Pty Ltd.
3rd Floor, North Tower,
Beijing Kerry Centre
No. 1 Guang Hua Road,
Chaoyang District
Beijing, 100020, P.R.C
China
Phone: +86 10 8529 8883
Fax: +86 10 8529 8972

SHANGHAI CHINA
Micromuse (Australia) Pty Ltd.
The Executive Centre Shanghai
3501 Citic Square
1168 Nanjing Road West
Shanghai 200041
China, PRC
Phone: (86 21) 52524618
Fax: (86 21) 52524616

HONG KONG
Micromuse (Australia) Pty Ltd.
Unit 908A, 9th floor
Tower Two, Lippo Centre
No.89 Queensway, Hong Kong
Phone: +852 25233124
Fax: +852 25233127

SINGAPORE
Micromuse (Singapore) Pte Ltd
3 Temasek Ave
#21-01 Centennial Tower
Singapore 039190
Phone: 65 6549 7248
Fax: 65 6549 7268

TAIPEI, TAIWAN
Micromuse (Australia) Pty Ltd.
4F, No. 200, Section 1
Keelung Road
Taipei, Taiwan
Phone: +886 2 8780 6896
Fax: +886 2 8780 6897

TOKYO, JAPAN
Micromuse Japan KK
Level 11, Aoyama Palacio Tower,
3-6-7 Kita Aoyama, Minato-ku,
Tokyo, 107-0061
Phone: +81 3 5778 7624
Fax: +81 3 5778 7676

MICROMUSE™
NETCOOL® SOLUTIONS

Corporate Headquarters
139 Townsend Street
San Francisco, CA 94107
415.538.9090
www.micromuse.com